ALAMOS GOLD INC.

TSX:AGI | NYSE:AGI

MANAGEMENT INFORMATION CIRCULAR

Annual General and Special Meeting of Shareholders

May 29, 2025

INVITATION TO OUR VIRTUAL AGM
April 9, 2025

Fellow shareholders:
On behalf of the Board of Directors and management of Alamos Gold Inc. (the “Company”), I would like to invite you to attend the annual general and special meeting of shareholders that will be held on Thursday, May 29, 2025, at 4:00 p.m. (Toronto time). To permit a greater number of shareholders to participate, we have once again made the decision to hold a virtual meeting, as set out in further detail in the accompanying notice and management information circular.
The enclosed management information circular contains important information about the meeting, voting, the nominated directors, our governance practices and how we compensate our executives and directors, among other things. It also describes the Board of Directors role and responsibilities. In addition to these items, we will discuss, at the meeting, highlights of our 2024 performance and our plans for the future.
Your participation in the affairs of the Company is important to us. You should exercise your vote, either online at the meeting, by completing and returning your proxy form, by telephone or online in advance of the meeting.
Best regards,

John A. McCluskey
President and Chief Executive Officer

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

Meeting Information
Date:	Thursday, May 29, 2025
Time:	4:00 p.m., Toronto time
Live Webcast:	https://meetings.lumiconnect.com/400-993-732-693

You are invited to attend the annual general and special meeting of shareholders (the “Meeting”) of Alamos Gold Inc. (the “Company” or “Alamos”), where you will be asked to:

1.receive and consider the consolidated financial statements of the Company for its financial year ended December 31, 2024, and the auditors’ report thereon;
2.elect eleven (11) directors who will serve until the next annual meeting of shareholders;
3.re-appoint auditors that will serve until the next annual meeting of shareholders and authorize the directors to set their remuneration;
4.approve the unallocated awards under the Company’s Long-Term Incentive Plan, in accordance with the requirements of the Toronto Stock Exchange;

5.approve the unallocated shares under the Company’s Employee Share Purchase Plan, in accordance with the requirements of the Toronto Stock Exchange;

6.approve the Company's Amended and Restated Shareholder Rights Plan;

7.consider and, if deemed appropriate, to pass, with or without variation, a non-binding advisory resolution on the Company’s approach to executive compensation; and

8.vote on the shareholder proposal made to the Company.

Shareholders will also transact such other business as may properly be brought before the Meeting (or adjournment thereof).
The Meeting will be held virtually and conducted via live webcast, where all shareholders, regardless of geographic location and equity ownership, will have an equal opportunity to participate in the Meeting and engage with directors of the Company (the “Directors”) and management. Shareholders will not be able to attend the Meeting in person. Registered shareholders and duly appointed proxyholders will be able to attend, participate in and vote at the Meeting online at https://meetings.lumiconnect.com/400-993-732-693
The accompanying Management Information Circular provides information relating to the matters to be dealt with at the Meeting and forms part of this notice. The Board of Directors of the Company has fixed the close of business on April 15, 2025, as the record date for determining the shareholders who are entitled to receive notice of, and to vote at, the Meeting and any postponement or adjournment thereof. Alamos will prepare a list, as of the close of business on the record date, of the holders of Alamos common shares. A
III

holder of record of common shares of Alamos whose name appears on such list is entitled to vote the shares shown opposite such holder’s name on such list at the Meeting.
This year, Alamos is using “notice-and-access” to deliver meeting materials to shareholders. Our meeting materials can be viewed online on our website at www.alamosgold.com, under our profile on SEDAR+ at www.sedarplus.ca, our profile on EDGAR at www.sec.gov/edgar, at http://www.envisionreports.com/ALAMOSGOLD2025 or at https://meetings.lumiconnect.com/400-993-732-693 (fifteen (15) minutes prior to the meeting start time). The notice-and-access notification will also provide instructions on how to vote at the Meeting and how to receive paper copies of the meeting materials.

DATED at Toronto, Ontario, this 9th day of April, 2025.

By Order of the Board of Directors,

John A. McCluskey
President and Chief Executive Officer

IV

Paul Murphy, Chair, Board of Directors 2010-2024

On December 16, 2024, the Company announced the passing of the Chair of the Board of Directors, Paul J. Murphy.

Mr. Murphy joined Alamos as a Director in 2010 and served as Chair of the Board of Directors since 2015, overseeing a period of transformative growth for the Company. He was a Partner of PricewaterhouseCoopers from 1981 to 2010, including serving as National Mining Leader from 2004 to 2010. Throughout his career, Mr. Murphy worked primarily in the resource sector, with a client list that included major international oil and gas and mining companies.

“Paul was a beloved member of the Alamos family. He played an instrumental role in transforming Alamos from a single asset producer into the diversified, intermediate gold company it is today. His leadership, guidance and support over the years are beyond measure. Paul was not only a mentor and business leader, but I was very fortunate to consider him a cherished friend. The entire team at Alamos would like to express its deepest condolences to his family, friends and business partners,” said John A. McCluskey, President and Chief Executive Officer.

V

Management Information Circular                                      PAGE - vi

Management Information Circular                                      PAGE - vii

MEETING AND VOTING INFORMATION
This Management Information Circular (the “Circular”) is furnished in connection with the solicitation of proxies by the management of Alamos Gold Inc. (the “Company” or “Alamos”) for use at the annual general and special meeting of the shareholders of the Company (the “Meeting”) (and at any adjournment thereof) to be held as a virtual meeting, which will be conducted via live webcast on Thursday, May 29, 2025, at 4:00 p.m., Toronto time. The information set out in this Circular is given as at April 9, 2025, unless otherwise indicated. All dollar amounts referenced in this Circular are in United States Dollars (“USD$”), unless otherwise specified. The exchange rate as at December 31, 2024, was Canadian Dollar (“CAD$”) 1.00 = USD$0.6950, and the average exchange rate for 2024 was CAD$1.00 = USD$0.7302.
Record Date for Voting at the Meeting
The Board of Directors (the “Board”) has set the close of business on April 15, 2025, as the record date (the “Record Date”) for determining which shareholders shall be entitled to receive notice of and to vote at the Meeting. Only shareholders of record as of the Record Date shall be entitled to receive notice of and to vote at the Meeting, unless after the Record Date, a shareholder transfers his or her common shares of the Company (the “Common Shares”) and the transferee (the “Transferee”), upon establishing that the Transferee owns such Common Shares, requests in writing, at least 10 days prior to the Meeting or any adjournments thereof, that the Transferee may have his or her name included on the list of shareholders entitled to vote at the Meeting, in which case the Transferee is entitled to vote such shares at the Meeting. Such written request by the Transferee shall be sent to the Company’s Assistant Corporate Secretary at the following email: notice@alamosgold.com.
Notice and Access
This year, the Company is using the “notice-and-access” system for the delivery of the Circular and 2024 annual report to both beneficial and registered shareholders, which includes the Company’s management’s discussion and analysis and annual audited consolidated financial statements for the fiscal year ended December 31, 2024 (collectively, the “Meeting Materials”).
Under notice-and-access, you will still receive a proxy or voting instruction form enabling you to vote at the Meeting. However, instead of a paper copy of the Circular, you will receive a notice document which contains information about how to access the Meeting Materials electronically. One benefit of the notice-and-access system is that it reduces the environmental impact of producing and distributing paper copies of documents in large quantities.
The Circular and form of proxy (or voting instruction form, as applicable) provide additional information concerning the matters to be dealt with at the Meeting. You should access and review all information contained in the Circular before voting.
Our Meeting Materials can be viewed online on our website at www.alamosgold.com, under our profile on SEDAR+ at www.sedarplus.ca, our profile on EDGAR at www.sec.gov/edgar, or at http://www.envisionreports.com/ALAMOSGOLD2025.
How We Will Solicit Proxies
The Company will bear the expense of this solicitation. It is expected the solicitation will be made primarily by mail, but regular employees or representatives of the Company (none of whom shall receive any extra compensation for these activities) may also solicit by telephone, electronically and in person and arrange for intermediaries to send this Circular and the form of proxy to their principals at the expense of the Company.

The content and the sending of this Circular have been approved by the Board.

2025 Management Information Circular	1 | ALAMOS GOLD INC.

How to Vote in Advance of the Meeting
Advance voting must be received by 4:00 p.m. (Toronto time) on May 27, 2025.

By proxy (proxy form)
🌐	Go to www.investorvote.com, or by scanning the QR code with a smartphone on the proxy form or voting information form (as applicable).
(	Call 1-866-732-VOTE (1-866-732-8683) Toll Free in Canada and the United States or direct at 1-312-588-4290 from a touch tone telephone and follow the instructions.
*	Complete, sign, and date your form of proxy or voting instructions, and return it in the envelope provided.

How to Attend the Meeting

¶
	Date:	Thursday, May 29, 2025
	Time:	4:00 p.m., Toronto time
	Location:	https://meetings.lumiconnect.com/400-993-732-693
	Registration:	Voting at the Meeting will only be available for registered shareholders and duly appointed proxyholders

Shareholders will not be able to attend the Meeting in person. Shareholders and duly appointed proxyholders can attend the Meeting online by going to https://meetings.lumiconnect.com/400-993-732-693, which will open fifteen (15) minutes prior to the Meeting on May 29, 2025, at 4:00 p.m. Registered shareholders and duly appointed proxyholders can participate in the Meeting by clicking “I have a login”, entering a Username and Password, and accepting the terms and conditions before the start of the Meeting.

Registered shareholders must use the 15-digit control number located on the form of proxy or in the email notification received as the Username, and the Password is “alamos2025”. Computershare Trust Company of Canada (“Computershare”) will provide duly appointed proxyholders with a Username after the voting deadline has passed. Beneficial shareholders who have not appointed themselves may attend the Meeting by clicking “I am a guest” and completing the online form.

Voting at the meeting will only be available for registered shareholders and duly appointed proxyholders.

It is important that shareholders accessing the Meeting online, using a smartphone, tablet or computer, have the latest version of Chrome, Safari, Edge or Firefox and remain connected to the internet at all times during the Meeting in order to vote when balloting commences. In order to participate online, shareholders must have a valid 15-digit control number, and proxyholders must have received an email from Computershare containing a Username.

2025 Management Information Circular	2 | ALAMOS GOLD INC.

How to Participate at the Meeting

In person via Internet Webcast
:
Registered shareholders have the ability to vote at the Meeting by going to https://meetings.lumiconnect.com/400-993-732-693 prior to the start of the Meeting to log in, enter the 15-digit control number and follow the instructions.
Voting via Internet Webcast will only be available for registered shareholders and duly appointed proxyholders.
Registered shareholders and duly appointed proxyholders have the ability to ask questions during the meeting. See Schedule “D” for more information on how to ask questions. You can also direct your questions prior to the meeting to Scott K. Parsons, Senior Vice President, Corporate Development & Investor Relations at: sparsons@alamosgold.com.

The Meeting will be hosted online by way of a live webcast. A summary of the information shareholders will need to attend the online Meeting is provided below. The Meeting will begin at 4:00 p.m. (Toronto time) on Thursday, May 29, 2025. Registered shareholders that have a 15-digit control number, along with duly appointed proxyholders who were assigned a Username (see details under the heading “Appointment and Revocation of Proxies”), will be able to vote and submit questions during the Meeting. To do so, please go to https://meetings.lumiconnect.com/400-993-732-693 prior to the start of the Meeting to log in. Click on “I have a login” and enter your 15-digit control number or Username along with the password “alamos2025” and accept the terms and conditions. Beneficial Shareholders who do not have a 15-digit control number or Username will only be able to attend as a guest by clicking “I am a guest”, which allows them to listen to the Meeting; however, they will not be able to vote or submit questions.

United States beneficial shareholders must first obtain a valid legal proxy from their broker, bank or other agent and then register in advance to attend and vote in the Meeting. Such beneficial shareholders should follow the instructions from their broker or bank included with these proxy materials or contact their broker or bank to request a legal proxy form. After first obtaining a valid legal proxy from their broker, bank or other agent, the beneficial shareholder may register to attend the Meeting by submitting a copy of their legal proxy to Computershare. Requests for registration should be directed to: Computershare, 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1 or email at uslegalproxy@computershare.com. Requests for registration must be labeled as “Legal Proxy” and be received no later than 4:00 p.m. (Toronto time) on May 27, 2025. Please note that you MUST also register your appointment at http://www.computershare.com/alamosgold.
If you are using a 15-digit control number to log in to the online Meeting and you accept the terms and conditions, you will be revoking any and all previously submitted proxies. However, in such a case, you will be provided the opportunity to vote by ballot on the matters put forth at the Meeting. If you DO NOT wish to revoke all previously submitted proxies, do not accept the terms and conditions, in which case you can only enter the Meeting as a guest.
Appointment and Revocation of Proxies
The persons named in the accompanying form of proxy are designated as proxyholders by management of the Company. A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM OR HER AT THE MEETING MAY DO SO by submitting your proxy to Computershare by 4:00 p.m. (Toronto Time) on May 27, 2025. You MUST also go to http://www.computershare.com/alamosgold and provide Computershare with the name and email address of such appointed person, by 4:00 p.m. (Toronto time) on May 27, 2025, so that Computershare may provide the proxyholder with a Username via email.
Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing, including a proxy bearing a later date, executed by the registered shareholder or by an attorney authorized in

2025 Management Information Circular	3 | ALAMOS GOLD INC.

writing or, if the registered shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.
The instrument revoking the proxy must be emailed to the Company at notice@alamosgold.com at any time up to and including the last business day preceding the date of the Meeting or any adjournment thereof duly authorized. Only registered shareholders have the right to revoke a proxy. Beneficial shareholders who wish to change their vote must, at least seven (7) days before the Meeting, arrange for their respective intermediaries to revoke the proxy on their behalf.
Provisions Relating to Voting of Proxies
The Common Shares represented by proxy will be voted or withheld from voting by the designated proxyholder in accordance with the instructions of the shareholder appointing him or her on any ballot that may be called for and, if the shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly. If there are no instructions provided by the shareholder, those Common Shares will be voted in favour of all proposals set out in this Circular. The proxy gives the person named in it the discretion to vote as they see fit on any amendments or variations to matters identified in the Notice of Meeting, or any other matters which may properly come before the Meeting. At the time of printing of this Circular, the management of the Company knows of no other matters which may come before the Meeting other than those referred to in the Notice of Meeting.
Advice to Beneficial Shareholders of Common Shares
The information set forth in this section is significant to many shareholders as a substantial number of shareholders do not hold Common Shares in their own names. Beneficial shareholders should note that only proxies deposited by shareholders whose names appear on the records of the Company as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases, those Common Shares will not be registered in the shareholder’s name on the records of the Company. Such Common Shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker. In Canada, most of such Common Shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). Common Shares held by brokers or their agents or nominees can only be voted (for, withhold or against resolutions) upon the instructions of the beneficial shareholders. Therefore, beneficial shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person well in advance of the Meeting.
Applicable regulatory policies require intermediaries/brokers to seek voting instructions from beneficial shareholders in advance of shareholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by beneficial shareholders in order to ensure that their Common Shares are voted at the Meeting. The form of voting supplied to a beneficial shareholder by its broker (or the agent of the broker) is similar to the form of proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the registered shareholder (the broker or agent of the broker) how to vote on behalf of the beneficial shareholder. Most brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”) in Canada. Broadridge typically mails a voting instruction form to the beneficial shareholders, and asks beneficial shareholders to return the voting instruction forms to Broadridge. Broadridge then tabulates the results of all instructions received and provides appropriate instructions to the Company’s tabulation agent respecting the voting of shares to be presented at the Meeting. A beneficial shareholder receiving a voting instruction form cannot use that form to vote Common Shares directly at the Meeting. The voting instruction form must be returned to Broadridge well in advance of the Meeting to have the Common Shares voted.

2025 Management Information Circular	4 | ALAMOS GOLD INC.

Beneficial and Registered Shareholders
•If you would like paper copies of the Meeting Materials, you should first determine whether you are (i) a beneficial holder of the Common Shares, as are most of our shareholders, or (ii) a registered shareholder.
•You are a beneficial shareholder (also known as a non-registered shareholder) if you beneficially own Common Shares that are held in the name of an intermediary such as a depository, bank, trust company, securities broker, trustee, clearing agency (such as CDS Clearing and Depository Services Inc. or “CDS”) or another intermediary. For example, you are a non-registered shareholder if your Common Shares are held in a brokerage account of any type.
You are a registered shareholder if you hold a paper share certificate, and your name appears directly on your share certificate.
How to obtain paper copies of the Meeting Materials
Beneficial shareholders may request that paper copies of the Meeting Materials be mailed to them at no cost. Requests may be made up to one year from the date that the Circular was filed on SEDAR+. To request materials before the Meeting, go to www.proxyvote.com and, enter the 16-digit control number located on your voting instruction form and follow the instructions provided. Alternatively, you may submit a request by calling 1-877-907-7643. If you are a Non-Objecting Beneficial Owner, you may also request that paper copies of the Meeting Materials be mailed to you at no cost by calling 1-877-907-7643. Requests should be received by May 14, 2025 (i.e., at least ten (10) business days in advance of the date and time set out in your voting instruction form as a voting deadline) if you would like to receive the Meeting Materials in advance of the voting deadline and Meeting date.
If you hold a paper share certificate or DRS Advice or Statement (“DRS”) and your name appears directly on your share certificate or DRS, you are a registered shareholder, and you may request that paper copies of the Meeting Materials be mailed to you at no cost by calling 1-866-962-0498. Requests should be received by May 14, 2025 (i.e., at least ten business days in advance of the date and time set out in your proxy form as a voting deadline). Requests by registered shareholders may be made up to one year from the date that the Circular was filed on SEDAR+ by calling the Assistant Corporate Secretary of the Company at 1-866-788-8801.
How many shareholders are needed to reach a quorum at the Meeting?
At least two people must be present at the meeting in person (virtually or by proxy), representing not less than 25% of the total number of votes entitled to vote at the Meeting. On April 9, 2025, 420,545,585 Common Shares were issued and outstanding, each share carrying the right to one vote. The Company is authorized to issue an unlimited number of Common Shares without par value. Only shareholders of record on the close of business on April 15, 2025, who either personally attend the Meeting or who complete and deliver a proxy in the manner and subject to the provisions set out under the headings “Record Date for Voting at the Meeting” and “Appointment and Revocation of Proxies” will be entitled to have his or her shares voted at the Meeting or any adjournment thereof.
Does any shareholder own 10% or more of Alamos’ Common Shares?
To the knowledge of the Directors and senior officers of the Company, as at the date of this Circular, there are no persons or companies beneficially owning or controlling or directing, directly or indirectly, shares carrying ten percent (10%) or more of the voting rights attached to all outstanding shares of the Company, except as follows:

Name and Address	Number of Shares	Percentage of Outstanding Common Shares
Van Eck Associates Corp.	42,438,697(1)	10.1%
(1)According to the Form 13F-HR filed on Van Eck Associates Corp. profile on EDGAR, as of December 31, 2024, this company owned or exercised control or direction over the number of Common Shares of the Company indicated.

2025 Management Information Circular	5 | ALAMOS GOLD INC.

BUSINESS OF THE MEETING
1.    Receiving the Consolidated Financial Statements of Alamos Gold Inc.
The consolidated financial statements of the Company for the fiscal year ended December 31, 2024, together with the auditors’ report thereon, are mailed to the Company’s registered and beneficial shareholders who requested them. The 2024 consolidated financial statements of the Company are available on the Alamos website at www.alamosgold.com and on both the System for Electronic Document Analysis and Retrieval + (SEDAR+) at www.sedarplus.ca, our profile on Electronic Data Gathering, Analysis, and Retrieval (EDGAR) at www.sec.gov/edgar, or http://www.envisionreports.com/ALAMOSGOLD2025.
2.    Election of Directors
At the Meeting, shareholders will be asked to elect eleven (11) directors. Each director elected will hold office until the conclusion of the next annual meeting of shareholders of the Company at which a director is elected, unless the director’s office is earlier vacated in accordance with the articles of the Company or the provisions of the Business Corporations Act (Ontario).
All the nominated directors are independent, except for John A. McCluskey, the Company’s President and Chief Executive Officer (“CEO”) (see “Director Independence”, on page 76, below). As such, the majority (90.9%) of director nominees are independent.
You can vote “for” all of these directors, vote “for” some of them and “withh0ld” others, or “withh0ld” all of them.
The following pages set out information about the nominees for election as directors. There are no contracts, arrangements or understandings between any director or executive officer or any other person pursuant to which any of the nominees have been nominated for election as a director of the Company.
Each of the nominated directors is eligible to serve as a director and has expressed his/her willingness to do so. Eight of the nominated directors have previously served as directors of the Company. As part of the implementation of term limits in 2024, Mr. David Gower will not stand for re-election. We thank Mr. Gower for his valuable contributions to Alamos over the last 16 years. The Board and its Corporate Governance and Nominating Committee (“CGNC”) have proposed that Alexander Christopher, Chana Martineau and Richard McCreary stand for election at the Meeting.
To learn more about how our Board operates, see our “Statement of Corporate Governance Practices” on page 75.
Unless otherwise instructed, the named proxyholders will vote for all the nominated directors listed below. If any proposed nominee is unable to serve as a director, the individuals named in the enclosed form of proxy reserve the right to nominate and vote for another nominee at their discretion.

2025 Management Information Circular	6 | ALAMOS GOLD INC.

J. Robert S. Prichard, OC, O.Ont Toronto, Ontario, Canada

Mr. Prichard is a lawyer and Corporate Director. At present, he serves as non-executive Chairman of Torys LLP, Director of Onex Corporation and Wittington Investments, and Chair of VIA, HFR (crown corporation). He is the former Chair of the BMO Financial Group, Director of George Weston Limited and Barrick Gold Corporation and Chair of the Hospital for Sick Children. He is also President Emeritus of the University of Toronto. Mr. Prichard taught law at the University of Toronto, Yale University and Harvard University and served as Dean of Law from 1984-1990 and President from 1990-2000 at the University of Toronto. He subsequently served as President and CEO of Torstar Corporation from 2002-2009 and then President and CEO of Metrolinx before serving as Chair of Metrolinx from 2010-2018. He is an Officer of the Order of Canada, a Member of the Order of Ontario, a Fellow of the Royal Society of Canada and a Fellow of the Institute of Corporate Directors. He attended Swarthmore College, the University of Chicago (MBA), the University of Toronto (LLB) and Yale University (LLM). Mr. Prichard has been a Director of Alamos since May 2, 2019, and Chair of the Board of Directors since January 8, 2025.

ANNUAL MEETING VOTING RESULTS	Independent Director Since May 2, 2019	Age 76

Withheld
0.79%
2024
99.21%
For

■ Vote For: 278,448,750

■ Withheld Vote: 2,206,175

	Areas of Expertise	Other Public Boards
	•Strategy and Leadership	•Onex Corporation
•Metals and Mining
•Finance
•Government Affairs/Public Policy/Indigenous Relations
•Human Resources
•Accounting
•International Business
•ESG and Legal

BOARD AND COMMITTEE ATTENDANCE
	2024 Meeting Attendance	2024 Meeting Attended (%)
Board (Chair)	8 of 8	100
Human Resources Committee	6 of 6	100
Corporate Governance and Nominating Committee	6 of 6	100
Public Affairs Committee (Chair)	4 of 4	100

OWNERSHIP UNDER THE GUIDELINES (as of April 9, 2025)
Ownership requirement	Shares	DSUs	Total ownership value (CAD$)	Meets ownership requirement
3x Total Retainer	64,600	147,523	$7,950,370	Yes

2025 Management Information Circular	7 | ALAMOS GOLD INC.

Alexander Christopher, B.Sc. (Hons.), P.Geo. Whistler, British Columbia, Canada

Mr. Christopher has over 40 years of experience in the mineral exploration and mining industry, spending the majority of his career with Teck Resources Limited before retiring in 2024. Mr. Christopher held a number of management, commercial and technical positions in Teck Resources Limited’s Exploration, Corporate Development and Project Groups, and prior to moving into his senior leadership roles at Teck Resources Limited, he spent over a decade on commercial and corporate development activities, including major evaluations, acquisitions, divestitures, and strategic initiatives.

Mr. Christopher is a former director of Horizonte Minerals Plc, the Association of Mineral Exploration BC, and the Prospectors and Developers Association of Canada, where he served as President from 2021 to 2023. He is a member of the Engineers and Geoscientists British Columbia and possesses an Honours B.Sc. in Geology from McMaster University and an Environmental Biology Technology diploma from Canadore College.

ANNUAL MEETING VOTING RESULTS	Independent Director Since Director Nominee	Age 65
N/A - Director Nominee

	Areas of Expertise	Other Public Boards
	•Strategy and Leadership	N/A
•Exploration
•Metals and Mining
•Human Resources
•International Business
•ESG and Legal

BOARD AND COMMITTEE ATTENDANCE N/A - Director Nominee

OWNERSHIP UNDER THE GUIDELINES N/A - Director Nominee
Shares	–

2025 Management Information Circular	8 | ALAMOS GOLD INC.

Elaine Ellingham, MBA, M.Sc., P.Geo. Toronto, Ontario, Canada

Ms. Ellingham is a geologist with over 30 years of experience in mineral exploration, corporate development, investor relations and senior management for mining companies. She also spent eight years with the Toronto Stock Exchange, from 1997 to 2005, in a number of capacities, including National Leader of Mining. She has held senior management roles at IAMGOLD Inc. and Richmont Mines Inc. and currently serves as President, CEO, and Executive Director of Omai Gold Mines Corp. For fifteen years, she consulted to international mining companies and private equity funds, evaluating and executing corporate transactions and assisting in going-public transactions. Her former Directorships include Wallbridge Mining Company Ltd, Aurania Resources Ltd, Almaden Minerals Ltd, and Richmont Mines Inc., (acquired by Alamos in 2017). Ms. Ellingham holds a Master of Science degree and a Master of Business Administration from the University of Toronto, and is a Professional Geoscientist. Ms. Ellingham has been a Director of Alamos since May 7, 2018.

ANNUAL MEETING VOTING RESULTS	Independent Director Since May 7, 2018	Age 65

	Areas of Expertise	Other Public Boards
	•Strategy and Leadership	•Omai Gold Mines Corp.
•Operations
•Exploration
•Metals and Mining
•Finance
•Human Resources
•International Business
•ESG and Legal

BOARD AND COMMITTEE ATTENDANCE
	2024 Meeting Attendance	2024 Meeting Attended (%)
Board	8 of 8	100
Audit Committee	4 of 4	100
Human Resources Committee	6 of 6	100
Technical and Sustainability Committee	7 of 7	100

OWNERSHIP UNDER THE GUIDELINES (as of April 9, 2025)
Ownership requirement	Shares	DSUs	Total ownership value (CAD$)	Meets ownership requirement
3x Total Retainer	25,274	107,814	$4,988,138	Yes

2025 Management Information Circular	9 | ALAMOS GOLD INC.

David Fleck, B.A., MBA, ICD.D Toronto, Ontario, Canada

Mr. Fleck has more than 30 years of capital markets experience. Beginning his career in corporate finance, Mr. Fleck ultimately rose to the positions of Co-Head Equity Products and Executive Managing Director of the BMO Financial Group. Mr. Fleck was subsequently appointed President of Mapleridge Capital Corp., and then President and Chief Executive Officer of Macquarie Capital Markets Ltd. He is currently Principal at First Avenue Investment Counsel, a former Partner and Senior Vice President of Delaney Capital Management, and former Co-President of Forthlane Partners. Mr. Fleck holds a B.A. in Economics from the University of Western Ontario, an MBA from INSEAD School of Business and has completed the Directors Education Program at Rotman School of Business, University of Toronto and has received the ICD.D certification from the Institute of Corporate Directors. Mr. Fleck has been a Director of Alamos since July 2, 2015, before which he was a director of a predecessor to the Company since March 10, 2014.

ANNUAL MEETING VOTING RESULTS	Independent Director Since March 10, 2014	Age 65

	Areas of Expertise	Other Public Boards
	•Strategy and Leadership	•N/A
•Metals and Mining
•Finance
•Human Resources
•Accounting
•International Business
•ESG and Legal

BOARD AND COMMITTEE ATTENDANCE
	2024 Meeting Attendance	2024 Meeting Attended (%)
Board	8 of 8	100
Audit Committee	4 of 4	100
Corporate Governance and Nominating Committee (Chair)	6 of 6	100

OWNERSHIP UNDER THE GUIDELINES (as of April 9, 2025)
Ownership requirement	Shares	DSUs	Total ownership value (CAD$)	Meets ownership requirement
3x Total Retainer	4,500	176,415	$6,780,694	Yes

2025 Management Information Circular	10 | ALAMOS GOLD INC.

Serafino Tony Giardini, CPA, CBV Rome, Italy
Mr. Giardini brings more than 40 years of financial and senior leadership experience in the mining sector. He is currently President and Chief Executive Officer of Trilogy Metals Inc. Mr. Giardini previously served as President of Ivanhoe Mines Ltd. from May 2019 to March 2020, Executive Vice President and Chief Financial Officer of Kinross Gold Corporation from December 2012 to April 2019, Chief Financial Officer of Ivanhoe Mines Ltd. from May 2006 to April 2012 and Director of Torex Gold Resources Inc. from June 2021 to June 2024. Mr. Giardini also spent more than 10 years with Placer Dome Inc. as Vice President and Treasurer. Before joining Placer Dome, Mr. Giardini spent 12 years with the accounting firm KPMG. Mr. Giardini holds a degree in Business and Commerce from the University of British Columbia and is a Chartered Professional Accountant, Certified Public Accountant, and Chartered Business Valuator. Mr. Giardini has been a Director of Alamos since September 10, 2024.

ANNUAL MEETING VOTING RESULTS	Independent Director Since September 10, 2024	Age 65
N/A

	Areas of Expertise	Other Public Boards
	•Strategy and Leadership	•Trilogy Metals Inc.
•Metals and Mining
•Finance
•Accounting
•International Business

BOARD AND COMMITTEE ATTENDANCE
	2024 Meeting Attendance	2024 Meeting Attended (%)
Board(1)	3 of 3	100
Audit Committee(2)	1 of 1	100
Technical and Sustainability Committee(3)	4 of 4	100

OWNERSHIP UNDER THE GUIDELINES (as of April 9, 2025)
Ownership requirement	Shares	DSUs	Total ownership value (CAD$)	Meets ownership requirement
3x Total Retainer	–	8,266	$309,810	In progress(4)
(1)Mr. Giardini became a member of the Board of Directors on September 10, 2024, and therefore only attended meetings following that date.
(2)Mr. Giardini became a member of the Audit Committee on September 10, 2024, and therefore only attended meetings following that date.
(3)Mr. Giardini became a member of the Technical and Sustainability Committee on September 10, 2024, and therefore only attended meetings following that date.
(4)Mr. Giardini became a Director of the Company on September 10, 2024, and therefore is expected to achieve the Minimum Equity Ownership Requirements of the Company by the date that is the five year anniversary of the date he became a Director (September 10, 2029).

2025 Management Information Circular	11 | ALAMOS GOLD INC.

Claire Kennedy, B.A.Sc., LL.D. (Hons.), ICD.D, P.Eng Toronto, Ontario, Canada
Ms. Kennedy is a lawyer and Senior Advisor, Clients and Industries in the Toronto office of Bennett Jones LLP. In addition, Ms. Kennedy is Lead Director of the Bank of Canada, Chair of Neo Performance Materials Inc. (and director since November 2017) and Director of Constellation Software Inc. She is a member of the Dean's Advisory Committee at Rotman School of Management, a past member of the Dean's Council at Queen’s University School of Law, past Chair of the Governing Council of the University of Toronto and formerly a Director of Neo Material Technologies Inc. Ms. Kennedy holds a Bachelor of Applied Science degree in chemical engineering from the University of Toronto, a law degree from Queen’s University, and has completed the University of Chicago’s Booth School of Business Advanced Management Program. She was a partner of Bennett Jones LLP until July 2019, when she became Senior Advisor. She also holds the ICD.D designation from the Institute of Corporate Directors, is a licensed Professional Engineer in Ontario and was awarded an honorary LL.D. by the University of Toronto. Ms. Kennedy has been a Director of Alamos since November 10, 2015.

ANNUAL MEETING VOTING RESULTS	Independent Director Since November 10, 2015	Age 58

Withheld
1.41%
2024
98.59%
For

- Vote For: 276,690,714
- Withheld Vote: 3,964,211

	Areas of Expertise	Other Public Boards
	•Strategy and Leadership	•Neo Performance Materials Inc.
	•Metals and Mining	•Constellation Software Inc.
•Finance
•Government Affairs/Public Policy/Indigenous Relations
•Human Resources
•Accounting
•International Business
•ESG and Legal

BOARD AND COMMITTEE ATTENDANCE
	2024 Meeting Attendance	2024 Meeting Attended (%)
Board	8 of 8	100
Audit Committee (Chair)	4 of 4	100
Corporate Governance and Nominating Committee	6 of 6	100
Public Affairs Committee	4 of 4	100

OWNERSHIP UNDER THE GUIDELINES (as of April 9, 2025)
Ownership requirement	Shares	DSUs	Total ownership value (CAD$)	Meets ownership requirement
3x Total Retainer	9,500	164,285	$6,513,462	Yes

2025 Management Information Circular	12 | ALAMOS GOLD INC.

Chana Martineau, BA, ICD.D Edmonton, Alberta, Canada

Ms. Martineau is the Chief Executive Officer of the Alberta Indigenous Opportunities Corporation, a globally leading crown corporation dedicated to supporting Indigenous economic investment in large scale infrastructure through loan guarantees and capacity grant funding. Prior to leading the AIOC, Ms. Martineau was a vice president with Canadian Western Bank and spent more than a decade with Ernst & Young LLP. She is a recognized leader and speaker on Indigenous reconciliation. Ms. Martineau holds a degree in Economics from the University of Alberta and holds the ICD.D designation from the Institute of Corporate Directors. Ms. Martineau is a proud member of Frog Lake First Nation.

ANNUAL MEETING VOTING RESULTS	Independent Director Since Director Nominee	Age 55
N/A - Director Nominee

	Areas of Expertise	Other Public Boards
	•Strategy and Leadership	•N/A
•Finance
•Government Affairs/Public Policy/Indigenous Relations
•Human Resources
•Accounting
•ESG and Legal

BOARD AND COMMITTEE ATTENDANCE N/A - Director Nominee

OWNERSHIP UNDER THE GUIDELINES N/A - Director Nominee
Shares	–

2025 Management Information Circular	13 | ALAMOS GOLD INC.

John A. McCluskey Toronto, Ontario, Canada
Mr. McCluskey began his career with Glamis Gold Ltd. in 1983. He went on to hold senior executive positions in a number of public companies in the resource sector. In 1996, he founded Grayd Resource Corporation, where he was Chief Executive Officer. In 1996, he also co-founded Alamos Minerals with mining hall of famer Chester Millar. Mr. McCluskey has been the President and Chief Executive Officer of Alamos since 2003, when the Company merged with National Gold Corp. Mr. McCluskey was named Ontario’s 2012 Ernst & Young Entrepreneur of The Year, based on a judging panel’s assessment of financial performance, vision, leadership, innovation, personal integrity and influence, social responsibility and entrepreneurial spirit. In addition, he is the recipient of the 2018 Murray Pezim Award for perseverance and success in financing mineral exploration and the 2023 Viola R. MacMillan Award given to an individual or organization demonstrating leadership in management and financing for the exploration and development of mineral resources. Mr. McCluskey is currently a Director of the World Gold Council. In addition, Mr. Cluskey is a former Director of AuRico Metals Inc., New Pacific Metals Corp., and Orford Mining Corporation. Mr. McCluskey has been a Director of Alamos since July 2, 2015, before which he was a director of a predecessor to the Company since July 1996. Mr. McCluskey is the President and Chief Executive Officer of Alamos Gold Inc.

ANNUAL MEETING VOTING RESULTS	Non-Independent Director Since July 1996	Age 65

Withheld
0.42%
2024
99.58%
For

■ Vote For: 279,466,659

■ Withheld Vote: 1,188,266

	Areas of Expertise	Other Public Boards
	•Strategy and Leadership	N/A
•Operations
•Exploration
•Metals and Mining
•Finance
•Government Affairs/Public Policy/Indigenous Relations
•Human Resources
•Accounting
•International Business
•ESG and Legal

BOARD AND COMMITTEE ATTENDANCE
	2024 Meeting Attendance	2024 Meeting Attended (%)
Board	8 of 8	100

OWNERSHIP UNDER THE GUIDELINES (as of April 9, 2025)
Ownership requirement	Shares(1)	PSUs	RSUs	Total ownership value (CAD$)	Meets ownership requirement
3x Base Salary	992,563	263,242	190,684	$54,214,408	Yes
(1)Of this amount, 219,941 Common Shares are held by Mr. McCluskey's spouse, 86,568 Common Shares are held by No. 369 Sail View Ventures Ltd., a corporation wholly-owned by Mr. McCluskey and his spouse, and a total of 686,054 Common Shares are held directly by Mr. McCluskey.

2025 Management Information Circular	14 | ALAMOS GOLD INC.

Richard McCreary, MBA, M.Sc. B.Sc. (Hons) Consecon, Ontario, Canada

Mr. McCreary has over 40 years of experience in the resource sector, both as a principal in executive and board roles with various companies, as well as a financial advisor in investment banking. Mr. McCreary started his career with Gulf Canada as an exploration geophysicist, later working with the Noranda-Falconbridge Group in engineering, technology-development, and metals marketing; and later, as Senior Vice President, Corporate Development with Barrick. His most recent investment banking role was Deputy Chair Investment Banking at TD Securities, and prior, Head of CIBC's Global Mining Investment Banking Group. During his career, Mr. McCreary has acted as principal or lead financial advisor in some of the largest marquee transactions in the mining sector. Currently, he is a director of ATEX Resources Inc. He holds an MBA in Finance and Strategy from McGill University, and a Master of Science and Bachelor of Science (Hons) in Geological Engineering from Queen's University.

ANNUAL MEETING VOTING RESULTS	Independent Director Since Director Nominee	Age 62
N/A - Director Nominee

	Areas of Expertise	Other Public Boards
	•Strategy and Leadership	•ATEX Resources Inc.
•Operations
•Exploration
•Metals and Mining
•Finance
•Human Resources
•Accounting
•International Business

BOARD AND COMMITTEE ATTENDANCE N/A - Director Nominee

OWNERSHIP UNDER THE GUIDELINES N/A - Director Nominee
Shares(1)	Total Ownership Value (CAD$)
3,200	$119,936
(1)Common Share ownership provided by Mr. McCreary as of April 9, 2025.

2025 Management Information Circular	15 | ALAMOS GOLD INC.

Monique Mercier, LL.B., M.Phil. (Oxon), Ad. E. Montreal, Québec, Canada

Ms. Mercier is a Corporate Director and Senior Advisor at Bennett Jones LLP. She retired in December 2018 from TELUS Corporation, where she was Executive Vice-President, Corporate Affairs, Chief Legal and Governance Officer since 2014. Ms. Mercier has been a senior executive in the telecom, health and information industry for most of her career, including two decades at TELUS and Emergis, where she led a number of corporate functions, including human resources, government and media relations, regulatory and sustainability. She is a graduate from the University of Montreal and Oxford University, where she was awarded the Commonwealth Scholarship. She is currently Chair of the Board of Directors of Innergex Renewable Energy Inc., and a Director of TMX Group Limited, iA Financial Corporation Inc., (Ms. Mercier will not stand for re-election at their 2025 Annual Shareholder Meeting on May 8, 2025), and the Thoracic Surgery Research Foundation of Montreal. Ms. Mercier was formerly a Director of the Bank of Canada, Stornoway Diamond Corporation and the Canadian Cancer Research Society. She has received numerous awards, including the 2018 Lifetime Achievement Award at the annual Canadian General Counsel Awards ceremony. Ms. Mercier has been Director of Alamos since May 2, 2019.

ANNUAL MEETING VOTING RESULTS	Independent Director Since May 2, 2019	Age 68

Withheld
1.37%
2024
98.63%
For

■ Vote For: 276,809,925

■ Withheld Vote: 3,845,000

	Areas of Expertise	Other Public Boards
	•Strategy and Leadership	•Innergex Renewable Energy Inc.
	•Metals and Mining •Finance •Government Affairs/Public Policy/Indigenous Relations	•iA Financial Corporation Inc. (Ms. Mercier will not stand for re-election at their 2025 Annual Shareholder Meeting on May 8, 2025)
	•Human Resources	•TMX Group Limited
•International Business
•ESG and Legal

BOARD AND COMMITTEE ATTENDANCE
	2024 Meeting Attendance	2024 Meeting Attended (%)
Board	8 of 8	100
Human Resources Committee (Chair)	6 of 6	100
Corporate Governance and Nominating Committee	6 of 6	100
Public Affairs Committee	4 of 4	100

OWNERSHIP UNDER THE GUIDELINES (as of April 9, 2025)
Ownership requirement	Shares	DSUs	Total ownership value (CAD$)	Meets ownership requirement
3x Total Retainer	2,617	87,001	$3,358,883	Yes

2025 Management Information Circular	16 | ALAMOS GOLD INC.

Shaun Usmar, B.Sc., MBA. Toronto, Ontario, Canada

Mr. Usmar is an international mining executive with 30 years of experience working around the globe in some of the world's largest and fastest growing mining companies. Currently, Shaun Usmar is the Chief Executive Officer of Vale Base Metals. Formerly, Mr. Usmar founded Triple Flag Precious Metals Corp. and served as the Chief Executive Officer and a Director until September 2024, and prior roles included Senior Executive Vice President and Chief Financial Officer of Barrick Gold Corporation from 2014 to 2016. He joined Xstrata in 2002 as an early senior executive that helped grow the company into one of the world's largest diversified miners at the time of its acquisition by Glencore in 2013. His roles at Xstrata included General Manager of Business Development in London, Chief Financial Officer of Xstrata's global Ferro-Alloys business in South Africa, and Chief Financial Officer of Xstrata's global Nickel business in Canada. Prior to joining Xstrata, Mr. Usmar worked at BHP Billiton in Corporate Finance in London and started his career in mining in operations in the steel and aluminum industries as a production engineer. Mr. Usmar serves as Chair of Make-A-Wish Canada and has served on several other boards in the past, including Peabody Energy and the World Gold Council, where he chaired the Audit Committee. He holds a Bachelor of Science Engineering in Metallurgy and Materials from the University of Witwatersrand in South Africa, and an MBA from the Kellogg Graduate School of Management at Northwestern University, both with distinction. Mr. Usmar has been a Director of Alamos since May 25, 2023.

ANNUAL MEETING VOTING RESULTS	Independent Director Since May 25, 2023	Age 55

Withheld
0.47%
2024
99.53%
For

■ Vote For: 279,335,396

■ Withheld Vote: 1,319,529

	Areas of Expertise	Other Public Boards
	•Strategy and Leadership	N/A
•Operations
•Metals and Mining
•Finance
•Human Resources
•Accounting
•International Business
•ESG and Legal

BOARD AND COMMITTEE ATTENDANCE
	2024 Meeting Attendance	2024 Meeting Attended (%)
Board	8 of 8	100
Technical and Sustainability Committee	6 of 7	85

OWNERSHIP UNDER THE GUIDELINES (as of April 9, 2025)
Ownership requirement	Shares	DSUs	Total ownership value (CAD$)	Meets ownership requirement
3x Total Retainer	—	20,042	$751,174	Yes

2025 Management Information Circular	17 | ALAMOS GOLD INC.

The information as to province of residence and principal occupation has been furnished by the respective Directors individually, and the information as to shares beneficially owned or over which a Director exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective Directors individually as at April 9, 2025, as reported on the SEDI website at www.sedi.ca. The values reported under “Total Ownership Value” are based on the number of outstanding vested or not vested units as at April 9, 2025, multiplied by the closing price of the Common Shares on the TSX at April 9, 2025, of CAD$37.48. For full details, see the Company’s Minimum Equity Ownership Requirements (page 46).

Our Policy on Majority Voting
The Board believes that each of its members should carry the confidence and support of its shareholders. To this end, the Board has adopted a Majority Voting Policy. If, at any meeting for the election of Directors, a Director receives more “withheld” votes than “for” votes, the Director must promptly tender his or her resignation to the Board to take effect on acceptance by the Board. The Board will promptly accept the resignation unless the CGNC of the Board determines that there are extraordinary circumstances relating to the composition of the Board or the voting results that should delay the acceptance of the resignation or justify rejecting it. Within 90 days of the relevant shareholders’ meeting, the Board will make a final decision and announce such decision, including any reasons for not accepting a resignation, by way of press release. If the Board accepts the resignation, it may appoint a new director to fill the vacancy. Any Director who tenders his or her resignation will not participate in the deliberations of the CGNC or the Board regarding such matters. In the event any Director fails to tender his or her resignation in accordance with this policy, the Board will not re-nominate such Director.
Cease Trade Orders, Bankruptcies and Penalties and Sanctions
Except as described below, no proposed Director is, as at the date of this Circular, or was within ten (10) years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including the Company), that: (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than thirty (30) consecutive days, that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than thirty (30) consecutive days, that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.
On January 15, 2020, Kew Media Group Inc. (“Kew”) was subject to a cease trade order issued by the Ontario Securities Commission due to Kew’s auditor’s withdrawal of audit reports as a result of misrepresentations by Kew’s former Chief Financial Officer. David Fleck resigned from the board of directors of Kew in late February 2020.
Except as described below, no proposed Director; (i) is, as at the date of this Circular, or has been within the ten (10) years before the date of this Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (ii) has, within the ten (10) years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed Director.
On February 28, 2020, a receiver was appointed over the assets, undertakings and properties of Kew. David Fleck resigned from the board of directors of Kew, as discussed above.
No proposed Director has been subject to: (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed Director.

2025 Management Information Circular	18 | ALAMOS GOLD INC.

3.    Appointment of Auditor
The Board unanimously recommends that shareholders vote in favour of KPMG LLP, Chartered Accountants and Licensed Public Accountants, of 333 Bay Street, Suite 4600, Toronto, Ontario, Canada M5H 2S5, as auditor of the Company for the ensuing year, until the close of the next annual meeting of shareholders at remuneration to be fixed by the Directors. Unless instructed otherwise, the persons named in the accompanying proxy intend to vote “FOR” the Appointment of KPMG LLP as Auditor.
The persons named in the enclosed form of proxy will vote for the appointment of KPMG LLP, Chartered Accountants and Licensed Public Accountants, of 333 Bay Street, Suite 4600, Toronto, Ontario, Canada M5H 2S5, as auditor of the Company for the ensuing year, until the close of the next annual meeting of shareholders at remuneration to be fixed by the Directors.
We most recently held a vote on the appointment of our Auditor, KPMG LLP, at our May 23, 2024, Annual General and Special Meeting of Shareholders. The Appointment of Auditor Resolution was supported with 98.12% of the votes cast (305,534,843 shares) on the resolution in favour of re-appointment of KPMG LLP as Auditor and 1.88% of the votes cast (5,866,078 shares) withheld.
For the fiscal year ended December 31, 2024, KPMG LLP was paid the following fees:

Fiscal Year-End(1)	Audit Fees(2)	Audit Related Fees(3)	Tax Fees(4)	All Other Fees(5)
2024	$1,578,836	$36,536	$22,816	$Nil
(1)All fees are in US dollars converted at the average rate for 2024 of CAD$1.00 = USD$0.7302.
(2)Fees charged for the annual financial statement audit and quarterly reviews.
(3)Fees charged for assurance and related services reasonably related to the performance of an audit, and not included under “Audit Fees”.
(4)Fees charged for tax compliance, tax advice, and tax planning services.
(5)Fees for services other than disclosed in any other column.

4.    Approval of Unallocated Awards under the Company’s LTI Plan
At the Meeting, Shareholders will be asked to vote on a resolution (“Incentive Plan Resolution”) to approve the Company’s unallocated awards under the Long-Term Incentive Plan (“LTI Plan”), as amended and restated as of March 21, 2019, November 9, 2020, March 31, 2022, and February 18, 2025.

The LTI Plan is considered an “evergreen” plan pursuant to the rules of the TSX and consequently, the Company must obtain Shareholder approval of the unallocated awards under the LTI Plan every three years. The LTI Plan was last approved by Shareholders on May 26, 2022. If Shareholders fail to approve the Incentive Plan Resolution, the Company must forthwith stop granting awards settled in treasury issued Shares under the LTI Plan, unless such awards are granted subject to Shareholder ratification. Notwithstanding, all allocated awards under the LTI Plan will continue unaffected.

In accordance with the rules of the TSX, all unallocated awards under the LTI Plan must be approved by an ordinary resolution of the Shareholders.
The LTI Plan provides for awards of stock options (“Options”), performance share units (“PSUs”), restricted share units (“RSUs”) and deferred share units (“DSUs” and together with PSUs and RSUs, the “Unit Awards”).
Upon obtaining Shareholder approval, the Company’s compensation plans providing for the issuance of Class A common shares of the Company (“Shares”) from treasury will continue to be the LTI Plan and the Company’s Employee Share Purchase Plan.
On February 18, 2025, the Board approved the following amendments to the LTI Plan: i) clarifying the treatment of awards under the LTI Plan upon termination of employment (as well as related changes to the definitions of “Early Retirement”, “Retirement” and “Termination Date” used in the LTI Plan), ii) clarifying the treatment of awards under the LTI Plan in connection with a change in control of the Company, iii) clarifying the treatment of dividend

2025 Management Information Circular	19 | ALAMOS GOLD INC.

equivalents issued under the LTI Plan, iv) specifying that, commencing in respect of the 2025 fiscal year, the Board anticipates that all further awards of DSUs will be granted under the Company’s cash-settled deferred share unit plan rather than under the LTI Plan, and v) other amendments of an administrative or “housekeeping” nature (collectively, the “Approved LTI Plan Amendments”). The Approved LTI Plan Amendments are in alignment with market typical practices and do not require Shareholder approval because of the LTI Plan’s amendment provision that allows these amendments to be made without Shareholder approval.

The following table summarizes the key features of the LTI Plan (inclusive of the Approved LTI Plan Amendments). This summary is qualified in its entirety by reference to the full text of the LTI Plan included as Schedule “B” to this Circular. A copy of the LTI Plan can also be requested from the Assistant Corporate Secretary at notice@alamosgold.com or 416-368-9932.

Eligible Participants	For PSUs and RSUs, any officer or employee of the Company or any subsidiary of the Company. For Options, any officer or employee of the Company or any subsidiary of the Company. For greater certainty, the Company does not grant Options to non-executive directors. For DSUs, any non-executive director of the Company or any eligible subsidiary of the Company.

Annual Burn Rate	The information presented below is provided as required under Section 613 of the TSX Company Manual in respect of the annual burn rate of the Company’s LTI Plan.
	Number of securities granted under the LTI Plan during the applicable fiscal year:
		2024	2023	2022
	Alamos Gold - Restricted Share Units (RSUs)	719,978	747,993	905,058
	Alamos Gold - Deferred Share Units (DSUs)(1)
	Alamos Gold - Stock Options	471,177	481,449	634,727
	Alamos Gold - Performance Share Units (PSUs)	348,474	369,589	497,895
	Aggregate of RSUs, DSUs, Stock Options and PSUs	1,539,629	1,599,031	2,037,680
	Weighted average number of securities outstanding for the applicable fiscal year	408,165,000	395,509,000	392,172,000

	Annual burn rate	0.38	0.4	0.52
	(1)The Company granted cash-settled only DSUs for each of 2022 (143,178), 2023 (112,653), and 2024 (93,546).
Types of Awards	Options, PSUs, RSUs, and DSUs.

2025 Management Information Circular	20 | ALAMOS GOLD INC.

Number of Securities Issued and Issuable	The aggregate number of Shares to be reserved and set aside for issue upon the exercise or redemption and settlement for all awards granted under the LTI Plan, together with all other security-based compensation arrangements of the Company (other than any securities issued pursuant to Section 613(c) of the TSX Company Manual), shall not exceed 4% of the issued and outstanding Shares at the time of granting the award (on a non-diluted basis); provided that, the aggregate number of Shares to be reserved and set aside for redemption and settlement for all DSUs, RSUs and PSUs shall not exceed 2% of the issued and outstanding Shares outstanding at the time of the granting of the DSUs, RSUs and PSUs (on a non-diluted basis), as applicable. In respect of PSUs, the maximum number of Shares issuable under the PSU shall be included in the calculation for such purposes. As of December 31, 2024, 5,174,792 Shares are issuable upon the exercise or settlement of awards outstanding under the LTI Plan, representing approximately 1.2% of the issued and outstanding Shares as of that date. As of December 31, 2024, 11,639,810 Shares remain available for issuance under the LTI Plan, representing approximately 2.8% of the issued and outstanding Shares as of that date.
Plan Limits	When combined with all of the Company’s other previously established security-based compensation arrangements, the LTI Plan shall not result in: (i) a number of Shares issued to insiders within a one-year period exceeding 5% of the issued and outstanding Shares; (ii) a number of Shares issuable to insiders at any time exceeding 5% of the issued and outstanding Shares; and (iii) a number of Shares; (a) issuable to all non-executive directors of the Company exceeding 1% of the issued and outstanding Shares at such time, or (b) issuable to any one non-executive director within a one-year period exceeding an award value of $150,000 per such non-executive director; provided that DSUs granted in lieu of director fees payable on account of a director’s service as a member of the Board shall be excluded for purposes of the above-noted limits.
Definition of Market Price	“Market Price” means the volume-weighted average trading price of the Shares for the five trading days immediately preceding the applicable date as reported by the TSX.
Assignability	An award may not be assigned, transferred, charged, pledged or otherwise alienated, other than to a participant’s permitted assigns or personal representatives.
Amending Procedures	The Board may, without Shareholder approval, amend, suspend, terminate or discontinue the LTI Plan or may amend the terms and conditions of any awards granted thereunder, provided that no amendment may materially and adversely affect any outstanding award without the consent of the applicable participant. By way of example, amendments that do not require Shareholder approval and that are within the authority of the Board in accordance with the requirements of the TSX, include but are not limited to: (i) amendments of a “housekeeping” nature or administrative in nature, including any amendment for the purpose of curing any ambiguity, error or omission in the LTI Plan or any related award agreement or to correct or supplement any provision of the LTI Plan or any related award agreement that is inconsistent with any other provision of the LTI Plan; (ii) an amendment which is necessary to comply with applicable law or the rules, regulations and policies of the TSX or any other stock exchange where the Shares are listed; (iii) amendments necessary for awards to qualify for favourable treatment under applicable tax laws; (iv) any amendment to the vesting provisions of the LTI Plan or any award thereunder; and (v) amendments necessary to suspend or terminate the plan.

Notwithstanding the foregoing, Shareholder approval shall be required for the following amendments: (i) with respect to Options, reduce the exercise price, or cancel and reissue any Options in a manner that would be considered a repricing under the rules of the TSX, in each case, other than in accordance with the LTI Plan; (ii) extend (a) the term of an Option beyond its original expiry date, or (b) the date on

2025 Management Information Circular	21 | ALAMOS GOLD INC.

which a Unit Award will be forfeited or terminated in accordance with its terms, other than in accordance with LTI Plan’s blackout period provisions; (iii) increase the fixed maximum percentage of Shares reserved for issuance under the plan (including a change from a fixed maximum percentage of Shares to a fixed maximum number of Shares); (iv) remove or to exceed the insider participation limits set out in the LTI Plan’s insider participation limits provision or the non-executive director limit set out in the LTI Plan’s outside director limit provision; (v) revise the LTI Plan’s assignment and transfer provision to permit awards granted under the LTI Plan to be transferable or assignable other than for estate settlement purposes; (vi) amendments to the definition of “Eligible Person” that may permit the introduction or reintroduction of non-executive directors on a discretionary basis; or (vii) delete or reduce the range of amendments which require approval by the shareholders of the Company under the LTI Plan’s amendment provision.
Financial Assistance	The Company will not provide financial assistance to participants under the LTI Plan.
Other	The LTI Plan further provides that if the expiry date or vesting date of Options is (i) during a blackout period, or (ii) within ten trading days following the end of a blackout period, the expiry date or vesting date, as applicable, will be automatically extended for a period of ten trading days following the end of the blackout period. In the case of Unit Awards, any settlement that is effected during a blackout period shall be in the form of a cash payment.
Description of Awards
A. Stock Options
Stock Option Terms and Exercise Price	The number of Shares subject to each Option grant, exercise price, vesting, expiry date and other terms and conditions are determined by the Board. The exercise price shall in no event be lower than the Market Price of the Shares on the grant date.
Term	No Option shall have a term exceeding seven years.
Vesting	Unless otherwise specified, each Option shall vest as to one third on each of the first three anniversaries of the grant date.
Exercise of Option	A participant may exercise vested Options by (i) payment of the exercise price per Share subject to each Option, or if permitted by the Board, (ii) without payment either (A) by receiving an amount in cash per Option equal to the cash proceeds realized upon the sale of the Shares by a securities dealer in the capital markets, less the applicable exercise price and any applicable withholding taxes, or (B) by receiving the net number of Shares remaining after the sale of such number of Shares by a securities dealer in the capital markets as required to realize cash proceeds equal to the applicable exercise price and any applicable withholding taxes.
Termination Date	The later of (a) the last day of any statutory minimum notice period applicable to the participant in connection with the participant’s termination of employment with the Company or any of its subsidiaries pursuant to applicable employment standards legislation, or (b) participant’s last day of active employment by the Company or any subsidiary for any reason whatsoever (the “Termination Date”).

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Circumstances Causing Cessation of Entitlement	Death	Unvested Unvested Options granted prior to March 21, 2019, automatically terminate and are forfeited. Unvested Options granted on or after March 21, 2019 automatically vest as of the date of death.	Vested Vested Options expire on the earlier of the scheduled expiry date of the Option and one year following the date of death.
	Disability	Unvested Options granted prior to March 21, 2019, are forfeited. Unvested Options granted on or after March 21, 2019 continue to vest in accordance with their terms.	Vested Options expire on the scheduled expiry date of the Option.
Retirement and Early Retirement[1]	Unvested Options continue to vest in accordance with their terms, subject to compliance with any applicable non-compete and/or non-solicit provisions.

If a participant breaches any non-compete and/or non-solicit provisions without having received prior written consent from the Company, unvested Options automatically terminate on the date of such breach.	Vested Options expire on the scheduled expiry date of the Option.

If a participant breaches any non-compete and/or non-solicit provisions without having received prior written consent from the Company, all vested Options expire on the earlier of the scheduled expiry date of the Option and three months following the applicable Termination Date.
	Resignation	Unvested Options are forfeited.	Vested Options expire on the earlier of the scheduled expiry date of the Option and three months following the Termination Date.
	Termination without Cause (No Change in Control)	Unvested Options are forfeited on the Termination Date.	Vested Options expire on the earlier of the scheduled expiry date of the Option and three months following the Termination Date.

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Change in Control
Unless otherwise provided in the participant’s service agreement or award agreement, unvested Options do not automatically vest and become immediately exercisable upon a change in control, unless: (i) the successor fails to continue or assume the obligations under the LTI Plan or fails to provide for a substitute award, or (ii) if the Option is continued, assumed or substituted, the participant is terminated without cause or resigns for good reason in accordance with the terms of the participant’s service agreement within two years following the change in control.

The Board shall have the right, but not the obligation, to permit each participant to exercise all of the participant’s outstanding Options (whether or not vested), subject to completion of the change in control, make such other changes to the terms of the Options as it considers fair and appropriate in the circumstances (provided such changes are not adverse to the participants) and otherwise modify the terms of the Options to assist the participants to tender into a takeover bid or other arrangement leading to a change in control.
Vested Options expire on the scheduled expiry date of the Option.
	Termination for Cause	Options, whether vested or unvested as of the Termination Date, automatically terminate.
B. RSUs and PSUs
RSU and PSU Terms	RSUs and PSUs are notional securities that entitle the recipient to receive cash or Shares at the end of a vesting period. Vesting of PSUs is contingent upon achieving certain performance criteria, thus ensuring greater alignment with the long-term interests of Shareholders. The terms applicable to RSUs and PSUs under the LTI Plan (including the vesting schedule, performance cycle, performance criteria for vesting and whether dividend equivalents will be credited to a participant’s account) are determined by the Board at the time of the grant.
Vesting	Unless otherwise provided, RSUs shall fully vest no later than November 30th following the third anniversary of the Grant Date. RSUs for Executives vest ratably over three (3) years. Unless otherwise noted, PSUs shall vest as at the date that is the end of the performance cycle, subject to any performance criteria having been satisfied.
Settlement	On settlement, the Company shall, for each vested RSU or PSU being settled, deliver to a participant a cash payment equal to the Market Price of one Share as of the vesting date, one Share, or any combination of cash and Shares equal to the Market Price of one Share as of the vesting date, at the discretion of the Board.

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C. Deferred Share
DSU Terms
A DSU is a notional security that entitles the recipient to receive cash or Shares upon resignation from the Board. The terms applicable to DSUs under the LTI Plan (including whether dividend equivalents will be credited to a participant’s DSU account) are determined by the Board at the time of the grant.

Under the LTI Plan, the Board may grant discretionary DSUs and mandatory or elective DSUs that are granted as a component of a non-executive director’s annual retainer.

Vesting	Unless otherwise provided, mandatory or elective DSUs vest immediately and the Board determines the vesting schedule for discretionary DSUs at the time of grant. The Company has not in the past and does not currently expect to grant discretionary DSUs in the future subject to vesting.
Settlement	DSUs may only be settled after the date on which the participant ceases to hold all positions with the Company or a related corporation. At the grant date, the Board shall stipulate whether the DSUs are paid in cash, Shares, or a combination of both, in an amount equal to the Market Price of the notional Shares represented by the DSUs in the participant’s DSU account. Starting in 2025, DSUs will be cash-settled.
D. PSUs, RSUs, and DSUs
Dividend Equivalents	As dividends are declared, additional PSUs, RSUs and/or DSUs may be credited to a participant in an amount equal to the greatest whole number which may be obtained by dividing (i) the value of such dividend or distribution on the payment date therefore by (ii) the Market Price of one Share on such date.
Circumstances Causing Cessation of Entitlement	Death	Vested Unit Awards as of the date of death will be settled in accordance with their terms. Unvested Unit Awards (other than DSUs) will vest as of the date of death and be settled, prorated to reflect (i) for RSUs, the actual period between the grant date and date of death, and (ii) for PSUs, the actual period between the commencement of the performance cycle and the date of death, based on the achievement of the performance criteria for the applicable performance period(s) up to the date of death. Subject to the foregoing, any remaining Units Awards will terminate as of the date of death. Unvested DSUs automatically terminate on the date of death.
Disability	Vested Unit Awards as of the date of disability will be settled in accordance with their terms.

Unvested Unit Awards (other than DSUs) will vest as of the date of disability and be settled in accordance with their terms, and (i) PSUs will be prorated to reflect the actual period between the commencement of the performance cycle and the date of disability, based on the achievement of the performance criteria for the applicable performance period up to the date of disability, and (ii) RSUs will be prorated to reflect the actual period between the grant date and the date of disability.

Subject to the foregoing, any remaining Unit Awards (including unvested DSUs) will automatically terminate as of the date of disability.
	Retirement/ Early Retirement	Vested Unit Awards as of the Termination Date will be settled in accordance with their terms.

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Unvested PSUs will continue to vest and be settled in accordance their terms, based on the achievement of the performance criteria for the applicable performance period(s) and subject to compliance with any applicable non-compete and/or non-solicit provisions. Subject to the foregoing, any remaining PSUs will terminate as of the expiry date of the applicable performance period.

Unvested RSUs will continue to vest and be settled in accordance with their terms, subject to compliance with any applicable non-compete and/or non-solicit provisions.

Unvested DSUs automatically terminate on the Termination Date.

If a participant breaches any applicable non-compete and/or non-solicit provisions without having received prior written consent from the Company, all unvested PSUs and RSUs will automatically terminate on the applicable date of such breach.
Resignation	Vested Unit Awards will be settled in accordance with their terms. Unvested Unit Awards automatically terminate on the Termination Date.
Termination without Cause (No Change in Control)
Vested Unit Awards will be settled in accordance their terms.

The following summary is in respect of the unvested Unit Awards as at the Termination Date:

Outstanding PSUs that were not vested on or before the Termination Date shall vest as of the Termination Date on a prorated basis to reflect the actual period between the commencement of the performance cycle and the Termination Date, based on the achievement of the performance criteria for the applicable performance period(s) up to the Termination Date, and will be settled in accordance with their terms as of such vesting date. Subject to the foregoing, any remaining PSUs will terminate as of the Termination Date.

Outstanding RSUs that were not vested on or before the Termination Date shall vest as of the Termination Date and be settled in accordance with their terms as of such vesting date, prorated to reflect the actual period between the grant date and Termination Date.

Unvested DSUs automatically terminate on the date of termination.

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Change in Control
Unless otherwise provided in the participant’s service agreement or award agreement, Unit Awards do not automatically vest and become immediately settleable upon a change in control, unless: (i) the successor fails to continue or assume the obligations under the LTI Plan or fails to provide for a substitute award, or (ii) if the Unit Awards are continued, assumed or substituted, the participant is terminated without cause or resigns for good reason in accordance with the terms of the participant’s service agreement within two years following the change in control, and in each case, any outstanding PSUs will vest based on the achievement of the performance criteria for the applicable performance period(s) up to the effective date of the change in control.

The Board shall have the right, but not the obligation, to settle all of the participant’s outstanding Unit Awards (whether or not vested), subject to completion of the change in control, make such other changes to the terms of the Unit Awards as it considers fair and appropriate in the circumstances (provided such changes are not adverse to the participants) and otherwise modify the terms of the Unit Awards to assist the participants to tender into a takeover bid or other arrangement leading to a change in control.

Termination with Cause	Unit Awards, whether vested or unvested as of the Termination Date, automatically terminate.
(1) For purposes of the LTI Plan: (a) “Early Retirement” means (unless otherwise determined by the Company in its sole discretion), (i) a participant’s voluntary termination of employment with the Company or any subsidiary with the intention to retire on or after the date that the participant reaches age sixty (60) and the participant has at least five (5) years of service in the aggregate with the Company or any of its subsidiaries as at the participant’s Termination Date, other than a Retirement, and (ii) where in connection with subparagraph (i), the participant has (A) provided three (3) months’ prior written notice to the Company of their intention to voluntarily terminate their employment, (B) not received, nor is or may be entitled to receive, any statutory notice, termination or severance pay, contractual or common law notice, or any payments or damages in lieu of the foregoing, and (iii) agreed in writing not to engage in employment or business activities that are competitive with the business of the Company or its subsidiaries; and (b) “Retirement” means a participant’s voluntary termination of employment with the Company or any subsidiary with the intention to retire on or after the end of the month in which the participant reaches age 65.

Incentive Plan Resolution
Shareholders will be asked to consider, and if deemed advisable, approve the Incentive Plan Resolution.

The Incentive Plan Resolution must be passed by a majority of the votes cast thereon by Shareholders present in person (virtually) or represented by proxy at the Meeting. The full text of the Incentive Plan Resolution is as follows:

“BE IT RESOLVED AS AN ORDINARY RESOLUTION OF THE SHAREHOLDERS THAT:

1The unallocated Options and Unit Awards under the LTI Plan be and are hereby approved and authorized and such approval and authorization shall be effective until May 29, 2028, which is the date that is three (3) years from the date of the shareholder meeting at which this approval is being sought;

2The Company has the ability to continue granting Options and Unit Awards under the LTI Plan until May 29, 2028; and

3That any one of the officers or directors of the Company be and is hereby authorized to perform all such acts and execute and deliver on behalf of the Company all such other documents and agreements which, in his or her opinion, is deemed to be necessary and in the best interest of the Company, in order to give effect to the foregoing resolution.”

If the unallocated awards under the LTI Plan are not approved by Shareholders, the Company will not be permitted to grant Options or Unit Awards, which may be settled with Shares issued from treasury under the LTI Plan until

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Shareholder approval for such Shares is obtained. However, all allocated awards under the LTI Plan will continue unaffected.

The Board has determined that the LTI Plan is in the best interests of the Company and unanimously recommends that Shareholders vote FOR the approval of the LTI Plan Resolution.

Unless instructed otherwise, the persons named in the accompanying proxy intend to vote FOR the approval of the LTI Plan Resolution.

5. Approval of Unallocated Entitlements under the Company’s Employee Share Purchase Plan
At the Meeting, Shareholders will be asked to vote on a resolution (“ESPP Resolution”) to approve the unallocated entitlements under the Company’s Employee Share Purchase Plan (“ESPP”), as amended and restated as of April 9, 2014, May 7, 2015, July 30, 2015, March 21, 2019, March 31, 2022, and February 18, 2025.

The ESPP is considered an “evergreen” plan pursuant to the rules of the TSX and consequently, the Company must obtain Shareholder approval of the unallocated awards under the ESPP every three (3) years. The ESPP was last approved by Shareholders on May 26, 2022. If Shareholders fail to approve the ESPP Resolution, the Company must forthwith stop granting awards settled in treasury issued Shares under ESPP. Notwithstanding, all allocated awards under the ESPP will continue unaffected.

In accordance with the rules of the TSX, all unallocated entitlements under the ESPP must be approved by an ordinary resolution of the Shareholders.

On February 18, 2025, the Board approved the following amendments to the ESPP: i) a change to the definition of “Termination Date” to clarify that such date refers to the later of (a) the last day of any statutory minimum notice period applicable to the participant in connection with the participant’s termination of employment with the Company or any of its subsidiaries pursuant to applicable employment standards legislation, and (b) the participant’s last day of active employment by the Company or any subsidiary for any reason whatsoever; and ii) other amendments of an administrative or “housekeeping” nature (collectively, the “Approved ESPP Amendments”). The Approved ESPP Amendments do not require Shareholder approval because of the ESPP’s amendment provision that allows these amendments to be made without Shareholder approval.
The purpose of the ESPP is to advance the long-term interests of the Company by providing all employees of the Company and its subsidiaries with the opportunity and incentive, through the ability to purchase Shares, to acquire an ownership interest in the Company, and to promote a greater alignment of interests between such persons and our Shareholders. Of the eligible employees, the 2024 participation rate was 81%.

The following table summarizes the key features of the ESPP (inclusive of the Approved ESPP Amendments). This summary is qualified in its entirety by reference to the full text of the ESPP included as Schedule “C” to this Circular.

Eligible Participants	Any officer or regular full-time or part-time employee of the Company or any subsidiary of the Company provided that the officer or employee has been actively employed by the Company or any eligible subsidiary for at least three months and such officer or employee has not experienced a Termination Date (as defined below).
Administration
The ESPP will be administered by the board of directors of the Company (the “Board”). The Board can delegate to any director, officer or employee of the Company, including to a committee of the Board, such of the Board’s duties and powers relating to the ESPP as the Board may see fit, subject to applicable law.

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Contributions	Participant Contributions	Participants may elect to contribute between one (1) and ten (10) percent of their base salary towards the purchase of Shares. The Company shall have no obligation to pay interest on participant contributions or to hold such amounts in a trust or in any segregated account.
A participant may not make any separate cash payment other than the participant’s contributions into the participant’s ESPP account.

A participant shall be entitled to increase, decrease, suspend, terminate or resume his or her participant contributions no more than two times per calendar year, or three times per calendar year for employees returning from a leave of absence.
	Employer Contributions	The Company will match the contribution of the participant in an amount equal to fifty (50) percent of the participant’s contribution.
Insider Participation Limits	The ESPP, when combined with all of the Company’s other established security-based compensation arrangements, shall not result at any time in: (i) a number of Shares issued to insiders within a one-year period exceeding 5% of the issued and outstanding Shares; and (ii) the number of Shares issuable to insiders at any time exceeding 5% of the issued and outstanding Shares. Additionally, in no event shall the number of Shares acquired by any one participant in any calendar year exceed thirty thousand (30,000), which represents approximately 0.01% of the Company’s issued and outstanding Shares as of December 31, 2024, or such other maximum number of Shares as determined from time to time by the Company.
Blackout Period	Notwithstanding any other provision of the plan, if a blackout period is in effect, (i) an eligible participant subject to the blackout period may not enroll in the plan until after the end of the blackout period, and (ii) a participant subject to the blackout period may not increase, decrease, suspend, terminate or resume his or her participant’s contributions until after the end of the blackout period.
Shares Subject to the ESPP	The aggregate number of Shares to be reserved and set aside for issue from treasury under the ESPP is 0.8% of the issued and outstanding Shares from time to time on a non-diluted basis, which represented 3,362,920 Shares as of December 31, 2024. The aggregate number of Shares issued pursuant to the ESPP, together with all other established security-based compensation arrangements of the Company (other than any Shares issued pursuant to Section 613(c) of the TSX Company Manual), shall not exceed 4% of the issued and outstanding Shares at the time the Shares are available (on a non-diluted basis). As of December 31, 2024, 3,362,920 Shares are issuable under the ESPP, representing approximately 0.8% of the issued and outstanding Shares as of that date.

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Dividend Equivalents	Dividend equivalents are credited to a participant’s ESPP account as follows: (i) any cash dividends or distributions credited to the participant’s ESPP account are deemed to be invested in additional Shares on the payment date established for the related dividend or distribution in an amount equal to the greatest whole number which may be obtained by dividing (a) the value of such dividend or distribution on the payment date by (b) the Market Price (as defined below) of one Share on the dividend payment date, and such additional Shares are subject to the same terms and conditions as are applicable in respect of the Shares with respect to which such dividends or distributions were payable; and (ii) if any such dividends or distributions are paid in Shares or other securities, such Shares and other securities are subject to the same holding period and the same vesting and other restrictions (if applicable) as apply to the Shares with respect to which they were paid.
Financial Assistance	Other than the employer’s contribution, no financial assistance is provided to plan participants.
Assignability	Shares acquired under the ESPP may not be assigned, transferred, charged, pledged or otherwise alienated, other than to a participant’s permitted assigns or personal representatives.
Amending Procedures
The Board may amend the ESPP at any time, provided, however, that no such amendment may materially and adversely affect any Shares previously awarded to a participant without the consent of the participant, except to the extent required by applicable law or the rules of the TSX. Without limiting the generality of the foregoing, the Board may make certain amendments to the ESPP or the Shares awarded thereunder without obtaining Shareholder approval, including, but not limited to amendments which are intended to: (i) ensure compliance with applicable laws, regulations or policies, including, but not limited to the rules and policies of any stock exchange on which the Shares are listed for trading; (ii) provide additional protection to shareholders of the Company; (iii) remove any conflicts or other inconsistencies which may exist between any terms of the ESPP and any provisions of any applicable laws, regulations or policies, including, but not limited to the rules or policies of any stock exchange on which the Shares are listed for trading; (iv) cure or correct any typographical error, ambiguity, defective or inconsistent provision, clerical omission, mistake or manifest error; (v) facilitate the administration of the ESPP; (vi) amend the definitions of the terms used in the ESPP, the dates on which participants may become eligible to participate in the ESPP, the minimum and maximum permitted payroll deduction rate, the amount of participant’s contributions and the procedures for making, changing, processing, holding and using such contributions, vesting, the rights of holders of Shares, the rights to sell or withdraw Shares, including any holding period, and cash credited to a participant’s ESPP account and the procedures for doing the same, the interest payable on cash credited to a participant’s ESPP account, the transferability of Shares, contributions or rights under the ESPP, the adjustments to be made in the event of certain transactions, ESPP expenses, restrictions on corporate action, or use of funds; or (vii) make any other change that is not expected to materially adversely affect the interests of the Shareholders of the Company.

Notwithstanding the foregoing, none of the following amendments to the ESPP or the Shares issued thereunder may be made without obtaining approval of the Shareholders: (i) extend the date on which Shares will be forfeited or terminated in accordance with their terms; (ii) increase the fixed maximum percentage of Shares reserved for issuance under the ESPP (including a change from a fixed maximum percentage of Shares to a fixed maximum number of Shares), other than pursuant to the plan’s adjustment provision; (iii) revise the definition of Market Price or the method for determining the purchase price of Shares that would result in a decrease in the purchase price of such Shares for the benefit of an insider; (iv) remove or to exceed the insider participation limits set out in the ESPP’s insider participation

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limits provision; (v) revise the ESPP’s assignment and transfer provision to permit Shares issued under the ESPP to be transferable or assignable other than for estate settlement purposes; (vi) amend the definition of “Eligible Person” to permit the introduction or reintroduction of non-executive directors on a discretionary basis; (vii) revise the definition of “Employer’s Contribution” that would result in an increase to the employer matching contribution amount; (viii) revise the ESPP to provide a purchase price discount on Shares; or (ix) delete or reduce the range of amendments which require approval by the shareholders of the Company under the ESPP’s amendment provision.
Market Price	“Market Price” means the volume-weighted average trading price of the Shares for the five trading days immediately preceding the applicable date as reported by the TSX.
Purchase Price	Market Purchase Shares	For all Shares purchased in the market, the purchase price will be 100% of the average purchase price of the Shares purchased by the administrator on behalf of the participants through the facilities of the TSX or the NYSE, as applicable, on the date that such Market Purchase Shares are acquired.

The Administrator will control the time, amount and manner of the purchases of any Market Purchase Shares.
	Treasury Purchase Shares	For all Shares purchased and issued from treasury, the purchase price will be a price per Share equal to 100% of the Market Price on the date such Shares are issued.
Vesting & Holding Period	Shares acquired pursuant to the ESPP vest immediately. Shares acquired with employer’s contributions are, subject to the cessation of a participant’s employment, subject to a 6 month holding period commencing as of the day such Shares are acquired by the participant (the “Holding Period”).
Withdrawals	Subject to compliance with applicable laws, any restrictions as may be prescribed by the Board and the Holding Period, participants are entitled to sell or withdraw some or all Shares held in their ESPP account twice per calendar year.

Such Shares will be sold on the TSX and/or NYSE as soon as is administratively practical after receipt of the request. The sale price for such Share shall be the prevailing market price of the Shares at the time of such sale.
Termination Date	The later of (a) the last day of any statutory minimum notice period applicable to the participant in connection with the participant’s termination of employment with the Company or any of its subsidiaries pursuant to applicable employment standards legislation, and (b) the participant’s last day of active employment by the Company or any subsidiary for any reason whatsoever (the “Termination Date”).

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Termination of Employment	Death	The participant’s personal representative may elect to withdraw or sell all the Shares credited to the participant’s ESPP account as of the date of death by making an election in the form and in the manner prescribed by the administrator. In the event that no such written notice of election is received by the administrator within 30 days of the participant’s date of death, the participant’s personal representative (or such other designated person) will automatically be deemed to have elected to sell the balance of Shares as of the 31st day following date of death. Thereafter, any accumulated cash and Shares credited to the participant’s ESPP account as of the date of death will be delivered to, or on behalf of, the participant as soon as administratively practicable.
Termination for any reason other than death
The participant may elect to withdraw or sell all the Shares credited to the participant’s ESPP account as of the Termination Date, by making an election in the form and in the manner prescribed by the administrator. In the event that no such written notice of election is received by the administrator within 30 days of the Termination Date, the participant will automatically be deemed to have elected to sell the balance of the Shares as of the 31st day following the Termination Date. Thereafter, any accumulated cash credited to the participant’s ESPP account as of the Termination Date will be delivered to, or on behalf of, the participant as soon as administratively practicable.

ESPP Resolution
Shareholders will be asked to consider, and if deemed advisable, approve the ESPP Resolution.

The ESPP Resolution must be passed by a majority of the votes cast thereon by Shareholders present in person (virtually) or represented by proxy at the Meeting. The full text of the ESPP Resolution is as follows:

“BE IT RESOLVED AS AN ORDINARY RESOLUTION OF THE SHAREHOLDERS THAT:

1The unallocated entitlements under the ESPP be and are hereby approved and authorized and such approval and authorization shall be effective until May 29, 2028, which is the date that is three years from the date of the shareholder meeting at which this approval is being sought;

2The Company has the ability to continue Share issuances under the ESPP until May 29, 2028; and

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3Any one of the directors or officers of the Company be and is hereby authorized, on behalf of the Company, to perform all such acts, to execute and deliver all such documents and agreements as such director or officer may determine necessary or desirable to give effect to the foregoing resolution, such determination to be conclusively evidenced by the performing of such actions or the execution and delivery of such documents and agreements.”

If the unallocated entitlements under the ESPP are not approved by Shareholders, the Company will not be permitted to issue Shares from treasury under the ESPP until Shareholder approval for such shares is obtained. However, all allocated Shares under the ESPP will continue unaffected.

The Board has determined that the ESPP is in the best interests of the Company and unanimously recommends that Shareholders vote FOR the approval of the ESPP Resolution.

Unless instructed otherwise, the persons named in the accompanying proxy intend to vote FOR the approval of the ESPP Resolution.

6. Approve the Company’s Amended and Restated Shareholder Rights Plan
At the Meeting, Shareholders will be asked to approve the Fifth Amended and Restated Shareholder Rights Plan (the “Rights Plan”). The Board has determined that it is in the best interests of the Company to continue the Rights Plan and has approved the Rights Plan to be presented to the Shareholders at the Meeting. No amendments are being proposed in connection with the continuance of the Rights Plan since it was last approved by Shareholders on May 26, 2022.

A summary of the terms and conditions of the Rights Plan is set out in the below table, and the text of the Shareholders’ resolution to approve the Rights Plan follows below the table. The full text of the Rights Plan is available on SEDAR+ at www.sedarplus.ca and will also be made available upon request by contacting the General Counsel of the Company at notice@alamosgold.com

Term
Upon approval of the Rights Plan resolution, the Rights Plan will be effective from the Record Time. If the Rights Plan is not approved at the Meeting or is not approved at every third annual meeting of the shareholders of the Company thereafter, the Rights Plan will terminate on and from the close of such meeting.

Issuance of Rights
Upon the terms and subject to the conditions set forth in the Rights Plan, one right (a “Right”) is attached to each Common Share issued after the Record Time (but prior to the earlier of the Separation Time and the Termination Time).

Exercise Price
Until the Separation Time, the “Exercise Price” of each Right is three times the market price, from time to time, of the Common Shares. From and after the Separation Time, the Exercise Price is three times the market price, as at the Separation Time, per Common Share.

Separation Time
The Rights are not exercisable and do not trade separately from their associated Voting Shares until the “Separation Time”. The “Separation Time” is the close of business on the tenth trading day after the earliest of (i) the stock acquisition date, which is the first date of public announcement of facts indicating that a person has become an Acquiring Person; (ii) the date of the commencement of, or first public announcement of the current intent of any person (other than the Company or any Subsidiary of the Company) to commence, a take‐over bid (other than a Permitted Bid or a Competing Permitted Bid (as such terms are defined below)); and (iii) the date upon which a Permitted Bid or a Competing Permitted Bid ceases to be one. The Separation Time can also be such later date as may from time to time be determined by the Board of Directors.

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Certificates and Transferability
Prior to the Separation Time, the Rights will be evidenced by a legend imprinted on certificates for the associated Voting Shares issued after the Record Time. From and after the Separation Time, the Rights will be evidenced by separate Rights certificates and will be transferable separately from Voting Shares.

Flip-In Event
A “Flip‐In Event” occurs when any person becomes an Acquiring Person (generally meaning a person who is the Beneficial Owner of 20% or more of the then outstanding Voting Shares). If a Flip‐In Event occurs prior to the Termination Time that has not been waived by the Board (see “Waiver and Redemption”, below), each Right (except for Rights Beneficially Owned or which may thereafter be Beneficially Owned by an Acquiring Person, or an Affiliate or Associate of an Acquiring Person, or any person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of such other person, or a transferee of any such person, which Rights will become null and void) shall constitute the right to purchase from the Company, on payment of the Exercise Price, Voting Shares having an aggregate market price equal to twice the Exercise Price, for an amount in cash equal to the Exercise Price, subject to antidilution adjustments.
By way of example, if at the time the Rights Plan is triggered the market price of the Common Shares is $100 and the Exercise Price is $300, an eligible holder of a Right would be entitled to receive, upon payment of $300, a number of Common Shares as have a total market price equal to $600, that is, 6 Common Shares. This represents a 50% discount of the market price.

Permitted Bid Requirements
An Offeror can make a Take‐Over Bid and acquire Voting Shares without triggering a Flip‐In Event under the Rights Plan if the Take‐Over Bid qualifies as a “Permitted Bid”.
A “Permitted Bid” is a Take‐Over Bid that complies with the following requirements:
(a)it is made by means of a Take‐Over Bid circular;
(b)it is made to all holders of Voting Shares as registered on the books of the Company, other than the person making the Take‐Over Bid (the “Offeror”);
(c)it contains, and the take‐up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified condition that no Voting Shares will be taken up or paid for pursuant to the Take‐Over Bid (i) prior to the close of business on the date that is not earlier than 105 days following the date on which the Take‐Over Bid was made or such shorter minimum initial deposit period that a takeover bid (that is not exempt from the general take-over bid requirements contained in Part 2 of National Instrument 62-104 – Take-Over Bids and Issuer Bids (“NI-62-104”)) must remain open for deposits of securities thereunder, in the applicable circumstances at such time and (ii) then only if at such date more than 50% of the aggregate of Voting Shares held by Independent Shareholders shall have been deposited or tendered pursuant to the Take‐Over Bid and not withdrawn;
(d)it contains an irrevocable and unqualified condition that unless the Take‐Over Bid is withdrawn, Voting Shares may be deposited pursuant to the Take‐Over Bid at any time during the period of time between the date of the Take‐Over Bid and the date on which Voting Shares may be taken up and paid for and that any Voting Shares deposited pursuant to the Take-Over Bid may be withdrawn until taken up and paid for;
(e)it contains an irrevocable and unqualified condition that if, on the date on which Voting Shares may be taken up and paid for under the Take‐Over Bid more than 50% of the Voting Shares held by Independent Shareholders have been deposited or tendered pursuant to the Take‐Over Bid and not withdrawn, the Offeror will make a public announcement of that fact and the Take‐Over Bid will remain open for

2025 Management Information Circular	34 | ALAMOS GOLD INC.

deposits and tenders of Voting Shares for not less than 10 Business Days from the date of such public announcement; and

For purposes of the foregoing, an “Independent Shareholder” is any holder of Voting Shares, other than:

(a)any Acquiring Person;
(b)any Offeror, subject to certain exceptions contained in the Rights Plan;
(c)certain Affiliates and Associates of such Acquiring Person or Offeror;
(d)any person acting jointly or in concert with such Acquiring Person or Offeror; and
(e)any trustee of any employee benefit plan, deferred profit-sharing plan, stock participation plan and any other similar plan or trust for the benefit of employees of the Company or any of its subsidiaries, unless the beneficiaries of the plan or trust direct the manner in which the Voting Shares are to be voted or direct whether the Voting Shares are to be tendered to a Take‐Over Bid.

A Competing Permitted Bid is a take‐over bid that is made while a Permitted Bid or another Competing Permitted Bid is in existence.

Redemption	The Rights may be redeemed in certain circumstances:
Redemption of Rights on Approval of Holders of Voting Shares and Rights
The Board of Directors acting in good faith may, with the prior approval of the holders of Voting Shares or Rights, at any time prior to the occurrence of a Flip‐In Event that has not been waived, elect to redeem all but not less than all of the outstanding Rights at a redemption price of $0.00001 per Right (the “Redemption Price”), subject to adjustment for anti‐dilution as provided in the Rights Plan.

If such redemption of Rights is proposed at any time prior to the Separation Time, such redemption or waiver shall be submitted for approval to the holders of Voting Shares. Such approval shall be deemed to have been given if the redemption or waiver is approved by the affirmative vote of a majority of the votes cast by Independent Shareholders.

If such redemption of Rights is proposed at any time after the Separation Time, such redemption shall be submitted for approval to the holders of Rights. Such approval shall be deemed to have been given if the redemption is approved by holders of Rights by a majority of the votes cast by the holders of Rights (other than Rights which are Beneficially Owned by any Person who would not qualify as an Independent Shareholder.)

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Deemed Redemption
If a person who has made a Permitted Bid, a Competing Permitted Bid or an Exempt Acquisition in respect of which the Board of Directors has waived or has been deemed to have waived the application of the Rights Plan consummates the acquisition of the Voting Shares and/or Convertible Securities, the Board of Directors shall be deemed to have elected to redeem the Rights for the Redemption Price.

Redemption of Rights on Withdrawal or Termination of Bid
Where a take‐over bid that is not a Permitted Bid Acquisition expires, is withdrawn or otherwise terminates after the Separation Time and prior to the occurrence of a Flip‐In Event, the Board of Directors may elect to redeem all the outstanding Rights at the Redemption Price. Upon the Rights being so redeemed, all the provisions of the Rights Plan shall continue to apply as if the Separation Time had not occurred and Rights Certificates had not been mailed, and the Separation Time shall be deemed not to have occurred and Rights shall remain attached to the outstanding Voting Shares.

The Company shall not be obligated to make a payment of the Redemption Price to any holder of Rights unless the holder is entitled to receive at least $1.00 in respect of all Rights held by such holder.

Waiver	The Board of Directors may waive the application of the Rights Plan in certain circumstances:
Discretionary Waiver respecting Acquisition not by Take‐over Bid Circular
The Board of Directors may, with the prior approval of the holders of Voting Shares, at any time prior to the occurrence of a Flip‐In Event that would occur by reason of an acquisition of Voting Shares otherwise than pursuant to a take‐over bid made by means of a take‐over bid circular sent to all holders of Voting Shares, waive the application of the Rights Plan to such Flip‐In Event. If the Board of Directors proposes such a waiver it shall extend the Separation Time to a date after the meeting of shareholders but not more than 10 business days thereafter.

If such waiver of Rights is proposed at any time prior to the Separation Time, such waiver shall be submitted for approval to the holders of Voting Shares. Such approval shall be deemed to have been given if the waiver is approved by the affirmative vote of a majority of the votes cast by Independent Shareholders. If such waiver of Rights is proposed at any time after the Separation Time, such waiver shall be submitted for approval to the holders of Rights. Such approval shall be deemed to have been given if the waiver is approved by holders of

2025 Management Information Circular	36 | ALAMOS GOLD INC.

Rights by a majority of the votes cast by the holders of Rights (other than Rights which are Beneficially Owned by any Person who would not qualify as an Independent Shareholder).
Discretionary Waiver respecting Acquisition by Take‐over Circular and Mandatory Waiver of Concurrent Bids
The Board may, prior to the occurrence of a Flip‐In Event that would occur by reason of an acquisition of Voting Shares pursuant to a take‐over bid made by means of a take‐over bid circular sent to all holders of Voting Shares, waive the application of the Rights Plan to such a Flip‐In Event, provided that if the Board of Directors waives the application of the Rights Plan to such a Flip‐In Event, the Board of Directors shall be deemed to have waived the application of the Rights Plan in respect of any other Flip‐In Event occurring by reason of any such take‐over bid made by means of a take‐over bid circular sent to all holders of Voting Shares prior to the expiry of the take‐over bid for which a waiver is, or is deemed to have been, granted.

Waiver of Inadvertent Acquisition
The Board may waive the application of the Rights Plan in respect of the occurrence of any Flip‐In Event if (i) the Board of Directors has determined that a person became an Acquiring Person under the Rights Plan by inadvertence and without any intent or knowledge that it would become an Acquiring Person; and (ii) the Acquiring Person has reduced its Beneficial Ownership of Voting Shares such that at the time of waiver the person is no longer an Acquiring Person.

Supplements and Amendments
The Company may make changes to the Rights Plan prior to or after the Separation Time to correct any clerical or typographical error or to maintain the validity of the Rights Plan as a result of any change in any applicable legislation, rules or regulation. The Company may also, by resolution of the Board acting in good faith, make changes to the Rights Plan prior to the Meeting.
The Company may, with the approval of the holders of Voting Shares, at any time prior to the Separation Time, make changes to, confirm or rescind the Rights Plan and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally). Such approval shall be deemed to have been given if the change is approved by the affirmative vote of a majority of the votes cast by Independent Shareholders.
The Company may, with the approval of the holders of Rights, at any time on or after the Separation Time, make changes to, confirm or rescind the Rights Plan and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally). Such approval shall be deemed to have been given if the change is approved by holders of Rights by a majority of the votes cast by the holders of Rights (other than Rights which are Beneficially Owned by any Person who would not qualify as an Independent Shareholder).

The Company has reviewed the Rights Plan for conformity with current practices of other Canadian companies. The Company believes that the Rights Plan preserves the fair treatment of Shareholders and is consistent with current best Canadian corporate practice, and addresses institutional investor guidelines as of the date of this Circular.

2025 Management Information Circular	37 | ALAMOS GOLD INC.

Under the terms of the Plans, the Rights Plan Resolution must be passed by a majority of the votes cast thereon by Shareholders present in person (virtually) or represented by proxy at the Meeting. The full text of the proposed ordinary resolution approving the Rights Plan is as follows:

“BE IT RESOLVED AS AN ORDINARY RESOLUTION OF THE SHAREHOLDERS THAT:

1the continued existence of the Company’s Fifth Amended and Restated Shareholder Rights Plan (“Rights Plan”) dated May 26, 2022, in the form adopted by the Board of Directors, be and is hereby approved and confirmed and the Company is authorized to continue to perform its obligations under the Rights Plan; and

2Any one of the directors or officers of the Company be and is hereby authorized, on behalf of the Company, to perform all such acts, to execute and deliver all such documents and agreements as such director or officer may determine necessary or desirable to give effect to the foregoing resolution, such determination to be conclusively evidenced by the performing of such actions or the execution and delivery of such documents and agreements."

The Board has determined that the adoption of the Rights Plan is in the best interest of the Company and unanimously recommends that Shareholders vote to ratify, confirm and approve the Rights Plan.

Unless instructed otherwise, the persons named in the accompanying proxy intend to vote FOR the ratification and confirmation of the Rights Plan.

7.    Advisory Resolution on Approach to Executive Compensation - “Say on Pay”
The Company believes that its compensation objectives and approach to executive compensation align the interests of management with the long-term interests of shareholders and are appropriate. Details of the Company’s approach to executive compensation are disclosed in the “Report on Executive Compensation” set forth immediately below.
As part of our dialogue with shareholders about executive compensation, we are again proposing a “say on pay” advisory resolution (the “Say on Pay Resolution”) for this year’s Meeting.
As the Say on Pay Resolution is an advisory vote, the results are not binding upon the Board. However, the Board, the Human Resources Committee (“HRC”) and the CGNC of the Board will take the results of the vote into account when considering future compensation policies, procedures and decisions.
We most recently held an advisory vote on executive compensation at our May 23, 2024, Annual General and Special Meeting of Shareholders. The Say on Pay Resolution was supported by 98.40% of the votes cast (276,150,864 shares) and 1.60% of the votes cast (4,504,059 shares) were voted against.
Prior to voting on the Say on Pay Resolution, the Board urges shareholders to read the Report on Executive Compensation section of the Circular as it explains the objectives and principles used in designing an executive compensation program for Alamos’ Named Executive Officers (“NEOs”). Shareholders with questions about our executive compensation programs are encouraged to contact Nicole Lichowit, Vice President, Human Resources, by email at notice@alamosgold.com.

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“BE IT RESOLVED THAT:
1.On an advisory basis and not to diminish the role and responsibilities of the Board, that shareholders accept the approach to executive compensation disclosed in this Circular provided in advance of the Meeting.
The Board unanimously recommends that shareholders vote in favour of the Say on Pay Resolution. Unless instructed otherwise, the persons named in the accompanying proxy intend to vote “FOR” the Say on Pay Resolution.”
Other Business
2025 Shareholder Proposals

The Business Corporations Act (Ontario) (“OBCA”) permits certain eligible shareholders to submit shareholder proposals to the Company, which may be included in a management proxy circular relating to an annual meeting of shareholders. The Company received one (1) proposal prior to the notice requirements outlined in the OBCA (the “Proposal”). The Proposal seeks to amend By-Law No. 1 of the Company and represents the views of the shareholder that submitted it. The shareholder has elected not to provide a supporting statement for inclusion in this Circular. The Proposal is set out below (unedited), as required under the OBCA, together with the Board’s response. A copy of the By-Laws of the Company is available through the Company’s website at www.alamosgold.com, or at www.sedarplus.ca or www.sec.gov/edgar.
The Proposal:
BE IT RESOLVED THAT:

The following amendments are made to By-law Number 1:

1.The following is added as the last paragraph of Section 3.2:

Notwithstanding the foregoing, in the event that any shareholder is soliciting proxies not relying on Section 112(1.1) of the Act (a “Contesting Shareholder”) in relation to a meeting (a “Contested Meeting”), the chairperson for the Contested Meeting shall be an individual mutually agreed by the Corporation and the Contesting Shareholder.

2.The following is added to Section 8.1 after “Section 2.8”:

, and excepting Sections 2.9, 3.2, 3.8, 3.9. 3.10 and 6.8,

3.New Sections 2.9, 3.8, 3.9, 3.10 and 6.8 are added:

2.9Proper Purpose
The directors must only exercise their powers for the purposes for which they are conferred under applicable law (and not for improper collateral purposes), acting in good faith with reasonable grounds for their belief.

3.8Contested Meetings
In the event of a Contested Meeting: (i) the Corporation and the Contesting Shareholder shall agree to a procedure protocol for the Contested Meeting; (ii) a universal proxy will be used for the election of directors; (iii) the Corporation will share all ledgers held by securities intermediaries with the Contesting Shareholder; and (iv) proxies will be maintained for inspection for a period of six months after the Contested Meeting.

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3.9 No Vote Buying
Subject at all times to the duties of the directors under applicable law, from the time that a shareholder becomes a Contesting Shareholder, the Corporation shall not enter into any agreement with any other shareholder by which an individual(s) identified by that shareholder is appointed or nominated for election as a director in exchange for that shareholder’s voting support, unless that shareholder is also a good faith Contesting Shareholder.

3.10Reimbursement
(a)Subject at all times to the duties of the directors under applicable law, in any of the following events the Corporation will promptly reimburse the Contesting Shareholder for the reasonable costs (evaluated by the directors, acting reasonably) it has incurred (and which may be ongoing) in connection with the event upon delivery by the Contesting Shareholder of evidence of the payment of the expense:

i.the Corporation engages in any litigation or regulatory proceeding against the Contesting Shareholder;

ii.the Contesting Shareholder engages in any litigation or regulatory proceeding against the Corporation (including to enforce this by-law);

iii.in connection with a Contested Meeting, the Corporation nominates for election as a director a nominee originally put forward by the Contesting Shareholder; or

iv.the Contesting Shareholder is successful in any matter related to a Contested Meeting.

(b)Any payment by the Corporation to a Contesting Shareholder under paragraph 3.10(a)(i) or 3.10(a)(ii) shall be under agreement by the Contesting Shareholder that if it is unsuccessful in the litigation or regulatory proceeding, the Contesting Shareholder will promptly refund the amounts paid to the Contesting Shareholder by the Corporation.

6.8Eligibility
To be eligible for protection under this Article 6, a director must comply with Section 2.9 of this by-law.
Board Response to the Proposal:
The Board believes that the Proposal would constrain our directors in a manner which is not in the best interests of Alamos and therefore recommends that shareholders vote against the Proposal.

Alamos’ directors have a fiduciary duty to act honestly and in good faith with a view to the best interests of the Company. In simple terms, this means that the directors must prioritize the Company’s well-being and the interests of its stakeholders above their own personal interests and above the personal interests of Management. This fiduciary duty, legally imposed and universally applied to directors of corporations, is a cornerstone of corporate governance and it is meant to ensure that those in positions of power act responsibly and ethically. Shareholders, including dissident shareholders, do not have an equivalent duty to act in the best interests of the Company as a whole.

The Proposal would amend Alamos’ By-Law Number 1 to: (i) specify a particular set of rules which would apply to any contested shareholder meeting, where one or more dissident shareholders mails a circular to shareholders to support its agenda; (ii) define, and potentially constrain, how directors may use their authority and exercise their duties in a manner beyond what is provided for in longstanding and well understood applicable corporate laws; and (iii) limit director indemnification rights in a manner inconsistent with corporate laws and with the approach taken by other public companies. None of these limitations and specifications are market standard for inclusion in by-laws for public companies in North America.

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Adopting the Proposal would inhibit the ability of Alamos’ Board and Management to exercise our fiduciary duties and our informed judgments to act in the best interests of the Company and its stakeholders, including with respect to contested meetings.
Unnecessary Constraints on the Conduct of Contested Meetings
Applicable corporate and securities laws set out the standard for the conduct of contested meetings and the rights of contesting shareholders. The Board has the discretion to tailor additional proceedings to the particular circumstances of a contested meeting and, in exercising that discretion, is always bound by its fiduciary duty to act honestly and in good faith with a view to the best interests of the Company. For example, if a contested shareholders meeting were to occur for Alamos, the Board and Management may agree to additional procedures for a contested meeting in line with best practices and in the best interest of Alamos and its stakeholders.

The Proposal: (i) seeks to establish specific requirements in advance, without reference to the circumstances of any particular contested meeting; and (ii) contains other limitations on the Board’s ability to act in the context of contested meetings, including entering into voting agreements with non-contesting shareholders. These provisions would limit the ability of the Board and Management to exercise our informed judgments in exercising our fiduciary duties as circumstances arise. The Proposal would also require Alamos to pre-fund a dissident shareholder’s costs, including for litigation or regulatory proceedings initiated by the dissident, regardless of the merits of any such proceeding. While the Proposal would require the dissident to refund those payments if unsuccessful, there would be no security in place for the Company in fulfilling this obligation. In effect, the Proposal would make the Company an unsecured creditor of an unsuccessful dissident shareholder.

None of the effects of the Proposal with respect to contested meetings, if mandated as suggested by the Proposal, are in the best interests of Alamos or Alamos stakeholders.

Corporate and securities laws establish the duties that directors have to the Company and to its stakeholders and the standard of care that directors must meet in exercising their duties. A contesting shareholder has remedies available, including access to the courts in respect the conduct of contested shareholder meetings and the actions of the Board in respect of those meetings.

Imposition of Inappropriate Constraints on Directors to Exercise their Duties in the Best Interests of the Company
The Proposal would amend Alamos’ by-laws to include a ‘Proper Purpose’ provision, which purports to set limits for directors in exercising our duties. Directors’ duties under corporate law, including their fiduciary duties which already require them to act in the best interests of the Company, are established and well understood. The Proposal would introduce uncertainty as to the standard imposed on the directors of the Company. It is off-market and it would possibly result in our directors being subject to a standard which is not applied to directors of other public companies. To the extent the ‘Proper Purpose’ does not purport to expand the scope of directors’ duties, it is unnecessary. To the extent it does result in an expansion, it would result in an inappropriate constraint on the ability of directors to act responsibly in accordance with our duties. It is not in the best interests of Alamos to introduce this uncertainty.

Finally, the Proposal would limit the availability of indemnification for our directors in a manner which is inconsistent with market practice. This may inhibit Alamos’ ability to attract and retain directors.

The Board unanimously recommends that shareholders vote AGAINST this Proposal. Unless instructed otherwise, the persons named in the accompanying proxy intend to vote “AGAINST” the Proposal.

2025 Management Information Circular	41 | ALAMOS GOLD INC.

Shareholder Nominations for Directors
Shareholders may at any time submit to the Board the names of individuals for consideration as directors. The CGNC will consider such submissions when assessing the diversity, skills and experience required on the Board to enhance overall board composition and oversight capabilities and making recommendations for individuals to be nominated for election as directors.
Holders of shares representing in the aggregate not less than 5% of the outstanding shares may nominate individuals to serve as directors and have their nominations included in the Company’s proxy circular for its annual meeting by submitting a shareholder proposal in compliance with and subject to the provisions of the OBCA. No such shareholder proposal was received this year.
Advance Notice Requirements
The Company’s By-Laws (“By-Laws”) contain an advance notice requirement for director nominations. These requirements are intended to provide a transparent, structured and fair process with a view to providing shareholders an opportunity to submit their proxy voting instructions on an informed basis. Shareholders who wish to nominate candidates for election as directors must provide timely notice in writing to the Corporate Secretary of the Company and include the information set out in the Company’s By-Laws. A copy of the By-Laws of the Company is available through the Company’s website at www.alamosgold.com, www.sedarplus.ca or www.sec.gov/edgar.

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REPORT ON EXECUTIVE COMPENSATION
As at December 31, 2024, the end of the most recently completed financial year of the Company, NEOs of the Company were: John A. McCluskey, President and CEO, Gregory Fisher, Chief Financial Officer (“CFO”), Luc Guimond, Chief Operating Officer (“COO”), Christopher Bostwick, Senior Vice President, Technical Services and Luis Chavez, Senior Vice President, Mexico.
Summary Highlights
Alamos received strong Say on Pay support last year, and has made no material changes to the executive compensation program for 2024. Changes in 2024 included i) modifying the compensation peer group to reflect the growth in size and scope of the Company following the acquisitions of Argonaut Gold Inc. (“Argonaut”) and Orford Mining Corporation (“Orford”); ii) increasing the short term incentive plan (“STIP”) maximum award level to 200% of target, aligned with the majority of industry peers; iii) introducing an individual performance component in the STIP for CEO, weighted 10% (and 90% corporate); and iv) updating the list of Named Executive Officers, following the departure of Nils Engelstad, former Senior Vice President and General Counsel. The Company delivered strong performance in 2024, achieving a corporate STIP performance score of 122% of target, as detailed in the corporate scorecard. PSUs granted in 2021 vested in March 2024, at 131.4% of target, based on the achievement of the performance criteria for the applicable performance periods. Outstanding equity continues to align with the long-term interests of shareholders. For 2025, the executive compensation program will be based on an updated peer group. There are no additional material changes to the program for 2025.
Compensation Philosophy
The Alamos executive compensation program is designed to achieve the following objectives:
•Attract, retain, and motivate executives of the highest quality;
•Align the interests of the CEO and senior executives with the Company’s shareholders;
•Create incentives to achieve established corporate and individual performance objectives in the short and long-term;
•Properly reflect the respective duties and responsibilities of the senior executives; and
•Create incentives relating to risk management and regulatory compliance.
These objectives are embedded in the charter of the HRC and reflect the Company’s pay-for-performance philosophy. Each of the elements of the Company’s compensation program (base salary, annual non-equity incentive and long-term equity incentives) is designed to achieve one or more of these objectives, both in the short and long-term.
Compensation for the NEOs and other executive officers consists of a base salary, annual non-equity incentive, and annual long-term incentives in the form of stock options, restricted and performance share unit grants. The HRC reviews and recommends base salary levels to the Board, based on several factors, to enable the Company to attract, motivate and retain high quality executives who are critical to the Company’s long-term success. Annual incentive compensation is linked to achievement of individual and corporate objectives. Long-term equity incentive compensation is intended to align the interests of executive officers with the longer-term interests of shareholders.
Overall, the Company’s compensation philosophy is to position target compensation around the median of relevant talent market. Compensation is reviewed annually, and actual salary and awards are based on performance and other factors. The Company continues to have majority of compensation “at risk”, including annual non-equity incentives and long-term incentives.

Key components of the Company’s compensation plan are discussed in greater detail below.

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Executive Compensation Governance
Executive compensation in the form of base salary, non-equity incentive, and long-term incentives is reviewed by the HRC and approved by the Board of Directors annually.
Compensation Oversight
Each year, the HRC’s executive compensation decisions are informed by information and advice from the Company’s independent compensation advisor, who provides compensation benchmarking analysis, market intelligence, analysis of Company performance, and review and commentary on compensation recommendations.

Managing Compensation Related Risk
The Board and the HRC have an active role in compensation risk oversight. They consider all factors related to an executive’s performance and regularly assess the risk implications of the Company’s compensation policies and practices, including the potential for any inappropriate or excessive risk-taking by its executive officers.

The Company’s approach to executive compensation includes governance best practices to discourage inappropriate or excessive risk-taking by NEOs and executive officers:

What we do
✓	Benchmark target compensation at the median of a peer group similar in size, valuation and industry
✓
Align pay with performance by having a significant majority of CEO total direct compensation “at-risk” and based on corporate objectives in the short-term and shareholder value creation in the long-term

✓	Use an independent compensation advisor retained directly by the HRC
✓	Use corporate metrics in our annual incentive plan that consists of Financial, Operational, Safety, ESG, Growth and Shareholder Value metrics
✓	Measure performance over various time periods to ensure short-term priorities are balanced with the long-term interests of the Company and its shareholders
✓	Cap incentive payments at 20o% of target for annual incentives and cap vesting at 150% for PSUs (and vesting capped at 100% if 3-year cumulative TSR is negative)
✓	Apply focused and thoughtful Board discretion, up or down, when necessary to capture unique circumstances
✓	Align executive compensation with shareholder interests with an Equity Ownership Policy that applies to all Directors and executives
✓	Maintain a Clawback Policy that applies to all executives and permits the recoupment of incentive compensation under certain circumstances
✓	Maintain “double trigger” change of control treatment of outstanding unvested equity
✓	Conduct shareholder outreach and provide shareholders with a “Say on Pay” vote

2025 Management Information Circular	44 | ALAMOS GOLD INC.

What we don’t do
✓	We do not provide guaranteed compensation increases or guaranteed incentive payouts
✓	We do not re-price stock options, or grant stock options below the Market Price at the time of the grant
✓	We do not credit unearned years of service in the retirement plan
✓	We do not provide excise tax gross-ups to executives
✓	We do not provide loans to directors or executives
✓
We do not, via the Company’s Insider Trading Policy, allow Directors, officers, employees or any other person retained by the Company or any of its subsidiaries to: (a) engage in hedging transactions with respect to securities in the Company; (b) hold securities of the Company in margin accounts; or (c) pledge securities of the Company as collateral

Overall, the Company has a responsible and effective approach to risk management and executive compensation governance. For 2024, the Board and the HRC did not identify any risks arising from Alamos’ executive compensation policies and practices that are reasonably likely to have a material adverse effect on the Company.
Board Outreach
The Board is committed to aligning executive pay with the performance of the Company and, in doing so, is committed to its outreach program with representatives and advisors to institutional investors, when deemed to be required or when requested. The Chair of the HRC, the Chair of the CGNC and the Chair of the Board met with several institutional investors in 2024 to discuss corporate governance and shareholder engagement.

Independent Advice
Each year, the HRC appoints its independent compensation advisor, reporting directly to the HRC Chair and working with management as appropriate. All services and related invoices are approved by the HRC Chair.

In 2023, the HRC reviewed and considered the information and advice provided by WTW. In 2024, independent compensation advice was provided by WTW and Southlea Group. Market insights, relevant analysis and recommendations from the HRC’s independent advisor is taken into consideration, with final decisions made by the Board with respect to executive compensation after considering the HRC’s recommendations. WTW was first retained by the Company in 2017 until mid-2024, and Southlea Group was retained in mid-2024.

Compensation advisory fees paid for fiscal 2023 and 2024 are outlined below:

Services	Executive Compensation Related Fees(1)	All Other Fees(1)
2024 Director and Executive Compensation-related Fees

Southlea Group

The HRC retained Southlea in mid-2024 to provide compensation advice and other related services. Southlea provided the following services in 2024 and for materials and decisions for early 2025:

•Researched and reviewed Performance Peer Group;
•Researched and reviewed executive compensation, CEO compensation and Director compensation;
•Reviewed format of management information circular;
•Reviewed equity ownership guidelines and participation;
•Reviewed ESPP and LTI Plan; and
•Provided advice on other executive and Board-level matters.
	CAD$113,410	Nil

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Services	Executive Compensation Related Fees(1)	All Other Fees(1)
2024 Director and Executive Compensation-related Fees

WTW

The HRC retained WTW in 2024 to provide compensation advice and other related services:

•Researched and reviewed executive compensation benchmarking and recommendations for the HRC;
•Provided advice to the HRC on executive compensation;
•Conducted Pay for Performance analysis;
•Researched and reviewed Director compensation benchmarking;
•Reviewed management information circular; and
•Provided advice on other executive and Board-level matters.
	CAD$216,517	Nil
2023 Director and Executive Compensation-related Fees

WTW

The HRC retained WTW in 2023 to provide compensation advice and other related services. WTW provided the following services in respect of 2023:

•Researched and reviewed the 2023 compensation and performance peer groups;
•Reviewed executive and Director compensation benchmarking and recommendations for the HRC;
•Conducted Pay for Performance analysis;
•Reviewed management information circular; and
•Provided advice on other executive and Board-level matters.
	CAD$126,790	Nil
(1) Reported associated fees may be estimates given billing occurs after the services have been provided and/or may be those fees billed in the respective year and excludes HST.
Minimum Equity Ownership Requirements
The Company adopted Minimum Equity Ownership Requirements for Directors and executive officers in 2016. On February 18, 2025, the Board of Directors approved a change where Alamos non-executive Directors are now required to own Common Shares or DSUs having an aggregate value equivalent to three (3) times their total retainer. Directors are expected to achieve this threshold by the date that is the five-year anniversary of becoming a Director.
The CEO is required to own Common Shares, PSUs or RSUs (vested or unvested) having an aggregate value equivalent to three (3) times his annual base salary. The remaining NEOs are required to own Common Shares, PSUs or RSUs (vested or unvested) having an aggregate value equivalent to two (2) times his or her annual base salary. Each of the other executive officers is required to own Common Shares, PSUs or RSUs (vested or unvested) having an aggregate value equivalent to his or her annual base salary. Executive Officers are expected to gradually achieve these ownership levels over a period of five years from the date on which they became executive officers.
The Company values shares held by executives and Directors based on the greater of (i) the grant value or cost of acquisition, and (ii) the current fair market value.

2025 Management Information Circular	46 | ALAMOS GOLD INC.

Minimum Equity Ownership Requirements

Name	Required ownership as multiple of base salary/ retainer(1) (USD$)	Required ownership as a value ($USD)(2)	PSUs Out-standing(3)(4) (USD$)	RSUs Out-standing(3) (USD$)	DSUs Out-standing(3) (USD$)	Personal Share-Holdings(3) (USD$)	Total Holdings (USD$) (including vested and unvested units)	Share ownership as multiple of base salary/ retainer (including vested and unvested units)	Total Holdings (USD$) (including vested units only)	Share ownership as multiple of base salary/ retainer (including vested units only)
John A. McCluskey	3.0x	$2,279,108	$8,501,319	$4,250,699	—	$26,318,311	$39,070,330	51.4	$27,811,107	36.6
Gregory Fisher	2.0x	$734,968	$1,814,991	$690,650	—	$1,046,472	$3,552,114	9.7	$1,138,274	3.1
Luc Guimond	2.0x	$918,710	$2,313,279	$1,159,453	—	$710,237	$4,182,969	9.1	$1,054,302	2.3
Luis Chavez	2.0x	$657,231	$1,552,855	$478,941	—	$2,519,469	$4,551,265	13.8	$2,519,469	7.7
Christopher Bostwick	2.0x	$628,963	$1,714,723	$547,228	—	$1,524,909	$3,786,860	12.0	$1,524,909	4.8
David Fleck	3.0x	$280,701	—	—	$4,561,297	$119,430	$4,680,727	50.0	$4,680,727	50.0
David Gower	3.0x	$273,069	—	—	$4,375,517	$437,910	$4,813,427	52.9	$4,813,427	52.9
Claire Kennedy	3.0x	$314,835	—	—	$4,239,367	$252,130	$4,491,497	42.8	$4,491,497	42.8
Elaine Ellingham	3.0x	$290,030	—	—	$2,740,627	$670,772	$3,411,399	35.3	$3,411,399	35.3
J. Robert S. Prichard	3.0x	$302,114	—	—	$3,684,150	$1,714,484	$5,398,634	53.6	$5,398,634	53.6
Monique Mercier	3.0x	$297,662	—	—	$2,188,250	$69,455	$2,257,705	22.8	$2,257,705	22.8
Shaun Usmar	3.0x	$224,307	—	—	$411,158	—	$411,158	5.5	$411,158	5.5
Serafino Tony Giardini(5)	3.0x	$80,136	—	—	$98,623	—	$98,623	3.7	$98,623	3.7

(1)Based on 2025 Board recommendation as at February 18, 2025.
(2)Required ownership based on 2024 base salary/retainer in USD converted at the closing share price and fx rate on April 9, 2025, of CAD$1.00 = USD$0.7067.
(3)Value based on number of outstanding vested or not vested units as at December 31, 2024, multiplied by the closing price of the Common Shares on the NYSE at April 9, 2025, of USD$26.54.
(4)An assumed performance factor of 100% was applied to the PSUs.
(5)Mr. Giardini became a Director of the Company effective September 10, 2024, and therefore is expected to achieve the Minimum Equity Ownership Requirements of the Company by the date that is the five year anniversary of the date he became a Director (September 10, 2029).
Stock Option Re-pricing
No stock options held by the NEOs are permitted to be, nor were re-priced downward during the Company’s most recently completed financial year ended December 31, 2024.
Clawback Policy
The Clawback Policy of the Company was first made effective on March 31, 2016, and recently updated to comply with the new NYSE revised listing standards that came into force on December 1, 2023 (the “U.S. Clawback Rules”). This Clawback Policy will assist Alamos in maintaining a culture that emphasizes integrity and accountability and will reinforce the Company’s pay-for-performance compensation philosophy. Under the Clawback Policy, the Company may seek to recover certain compensation (that is granted, vested or earned based wholly or in part on the achievement of a financial reporting measure), that was awarded to current and former “executive officers” of the Company or its subsidiaries within the meaning of the U.S. Clawback Rules and any other individuals as determined from time to time by the Board in its sole and absolute discretion if there is a restatement of financial statements of the Company. A copy of the Clawback Policy is available at www.alamosgold.com.

2025 Management Information Circular	47 | ALAMOS GOLD INC.

Elements of Executive Compensation
Our approach to executive compensation is anchored by our pay-for-performance philosophy. For senior executives, the majority of total compensation is delivered in variable “at risk” pay, with a significant amount granted in equity-based long-term incentives, with a future settlement value dependent on Company performance, aligned with shareholders’ interests.

Elements of the 2024 compensation program for senior executives include:

Component	Period	Form	How it works
Base salary	Ongoing	Cash
Reviewed annually with increases provided if appropriate based on the scope of the executive role, the growth and development of the incumbent in the role and pay changes within the relevant talent market.

Annual Incentive	1 year	Cash
Target award based on the Company’s peer group, with the payout value (which can range from 0-200% of target) based on individual performance and the results achieved against the pre-set metrics and targets in our corporate scorecard.

Long-Term Incentive
PSUs	3 year cliff vesting	Cash and/or common shares
Weighted 50% of the overall LTI Plan grant. Vesting is dependent on the achievement of pre-set Total Shareholder Return (“TSR”) metrics (within a range of 0 – 150% of target). Settlement value is impacted by the Company’s share price at the settlement date.

RSUs	3 year ratable vesting	Cash and/or common shares	Weighted 25% of the overall LTI Plan grant. Vesting is dependent on continued employment over the vesting period. Settlement value is based on the Company’s share price at the settlement date.
Stock Options	3 year ratable vesting, 7 years expiry	Common shares when exercised
Weighted 25% of the overall LTI Plan grant. Post-vesting, the stock options can be exercised within 7 years of the original grant date. Settlement value is based on the Company’s share price appreciation between grant date and exercise date.

Executive benefits and perquisites	Ongoing	Insurance coverage and expense reimbursement
All executives, including the NEOs, participate in the same benefits plan, which includes executive medical assessment, insurance coverage for life, accidental death & dismemberment, critical illness and disability, expense coverage for health & dental, vision, and paramedical, as well as fitness reimbursement and a healthcare spending account.

SERP	At retirement, subject to 2-years participation	Lump sum paid to the executive or to a Retirement Compensation Arrangement upon termination of employment	The Company credits twelve percent (12%) of each executive’s annual earnings (base salary and annual non-equity incentive) to their SERP account. The SERP is an unfunded and non-registered plan.

Compensation Decisions for 2024
Compensation decisions for the CEO and executives, including base salary, non-equity incentive targets (expressed as a percentage of base salary) and long term incentive grant levels were reviewed by the HRC in February 2024 and approved by the Board of Directors on February 23, 2024. Actual compensation levels for fiscal 2024 were reviewed and approved in accordance with Alamos’ executive compensation program, as detailed below.

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Compensation Benchmarking
The HRC and, subsequently, the Board, reviewed and approved the peer group for 2024 executive compensation (consisting of base salaries, and annual non-equity incentive targets and long-term incentives) at the October 25, 2023, Board meeting. The companies comprising the peer group were selected as being of broadly comparable size and complexity determined on the basis of Alamos’ last twelve months (“LTM”) Total Revenue, Net Asset Value, and Market Capitalization. As a result of the annual review of the Company peer group, Dundee Precious Metals Inc., New Gold Inc. and Yamana Gold Inc. were removed from the peer group for 2024, and Capstone Copper Corp. and Kinross Gold were added.
The peer group reviewed to benchmark NEO compensation for 2024 was as follows:

2024 Peer Group
B2Gold Corp.	Capstone Copper Corp.	Centerra Gold Inc.
Eldorado Gold Corp.	Equinox Gold Corp.	Hecla Mining Company
IAMGOLD Corp.	Kinross Gold Corporation	Lundin Gold Inc.
Pan American Silver Corp.	SSR Mining Inc.	Torex Gold Resources

Base Salary
Base salaries provide executive officers with remuneration based on the position and the required experience, qualifications, and skills to effectively perform the functions contained in the job description. Base salaries are also the determinant for other forms of compensation (annual non-equity incentive, long-term incentive, retirement plan, and benefits) to the extent these are paid or granted as a percentage of base salary. Base salaries are intended to be internally equitable and externally competitive, with the principal objectives being to retain and motivate current executives and attract high caliber candidates. Salaries are reviewed annually based on performance and compared to base salaries for similar roles in peer group companies and/or the broader mining industry. The Company targets the median of its peer group; however, actual salaries reflect industry economics, Company performance, individual performance, years of experience at the executive level, and technical, management skills, leadership skills, and succession planning considerations. Annual adjustments to base salaries for executive officers are assessed and recommended by the CEO to the HRC, and, in turn, recommended by the HRC to the Board for final approval. The CEO’s base salary adjustment is recommended by the HRC to the Board.
Annual Non-Equity Incentive
The HRC reviews annual non-equity incentives (“Bonus”) to be paid to the executive officers of the Company in respect of a financial year based on both corporate and individual performance, as recommended by the CEO. Each executive officer is responsible for presenting specific individual goals and objectives to the CEO for review and approval on an annual basis. Bonus targets (expressed as a percentage of base salary) are set based on peer group benchmarking, and an internal review for internal equity purposes. The Company metrics are outlined in the table under “Corporate Metrics”. CEO has a weighting of 90:10 corporate metrics and individual goals. The CFO and COO have a weighting of 75:25. All other executives have a weighting of 50:50.
While the calculation of the corporate performance component of annual bonus awards is formulaic in nature, the Board retains discretion with respect to the final bonus amounts awarded.
New for 2024, the maximum bonus award level was raised to 200% of target. Following a market review in 2024, the prior maximum of 150% of target was found to be off market and below the majority of mining industry peers.
As part of the corporate and individual performance components, goals are set as stretch goals, and achievement equates to a 100% target payout, while exceeding goals is recognized by a payout of up to 200% of target. Board discretion applies when awards are outside the stated award ranges. Individual goal recognition is determined in

2025 Management Information Circular	49 | ALAMOS GOLD INC.

concert with overall corporate performance. Equally, the Board has the discretion to recognize goals that are not fully achieved but would be paid at a threshold level (below target). Target annual non-equity incentive payout targets are expressed as percentages of base salary and achievement as percentages of base earnings.
For fiscal 2024, target and actual bonus levels (based on corporate and individual performance ) for the NEOs were as follows:

Name and Principal Position	Target Bonus as a % of Base Salary	Actual Bonus Paid as % of Base Earnings
John A. McCluskey, CEO	125%	159%
Gregory Fisher, CFO(1)	85%	103%
Luc Guimond, COO(1)	85%	101%
Luis Chavez, SVP, Mexico	60%	70%
Christopher Bostwick, SVP, Technical Services(1)	70%	85%
(1) STI target effective August 1, 2024

Company Performance
Operational and Financial Highlights
•Produced a record 567,000 ounces of gold in 2024, in-line with the mid-point of the revised guidance and a 7% increase from 2023. This reflected the inclusion of the Magino mine after the acquisition of Argonaut Gold Inc. (“Argonaut”), as well as strong performances from the Mulatos District and Island Gold.
•The Mulatos District produced 205,000 ounces of gold in 2024, exceeding the top end of increased guidance by 5% reflecting another year of outstanding performance from La Yaqui Grande. This contributed to record mine-site free cash flow1 of $239.9 million in 2024.
•Island Gold produced 155,000 ounces of gold in 2024, meeting the high-end of the annual guidance range and self-funding all Phase 3+ Expansion capital and exploration initiatives during the year.
•Young-Davidson produced 174,000 ounces of gold in 2024 while generating record mine-site free cash flow1 of $140.9 million, including a record $50.3 million in the fourth quarter.
•Total cash costs1 of $927 per ounce and all-in sustaining costs (“AISC”1) of $1,281 per ounce for the full year were in-line with revised annual guidance.
•Record financial performance achieved across all key metrics. This included record free cash flow1 of $272.3 million in 2024 while continuing to fund high-return growth initiatives, including the Phase 3+ Expansion at Island Gold and a record exploration program.
•Full year sales totaled 560,234 ounces of gold at an average realized price of $2,379 per ounce, generating record annual revenues of $1.3 billion, a 32% increase from 2023.
•Record annual cash flow from operating activities of $661.1 million (including $726.2 million before changes in working capital and taxes paid1, or $1.78 per share).
•Adjusted net earnings1 were $328.9 million in 2024, or $0.81 per share1. Reported net earnings were $284.3 million in 2024, or $0.70 per share.
•Cash and cash equivalents were $327.2 million at year end. The Company remains in a net cash position with $250 million drawn on its credit facility (the “Facility”).
•Amended and upsized the Facility from $500.0 million to $750.0 million on February 18, 2025, increasing financial capacity on more attractive terms, reflecting the growth of the Company.
•Paid dividends of $41 million, or of $0.10 per share for the full year.

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Mineral Reserves and Resources, Growth Projects, Acquisitions, and Other Highlights
•Issued three-year guidance on January 13, 2025, with production expected to increase 7% in 2025 to between 580,000 and 630,000 ounces, and 24% by 2027 to 680,000 to 730,000 ounces. AISC are expected to decrease 8% over that time frame, relative to 2024, driven by low-cost growth from Island Gold following the completion of the Phase 3+ Expansion in the first half of 2026.
•Announced a construction decision on the Lynn Lake project in January 2025, with initial production expected during the first half of 2028. With average annual production of 176,000 ounces over its first ten years at first quartile mine-site AISC, Lynn Lake is expected to increase consolidated production to approximately 900,000 ounces per year and provide additional free cash flow growth.
•The Closure Plan for the MacLellan Site was approved by the province of Manitoba in January 2025, and the required permitting and pre-construction conditions have been met allowing for the start of construction on the Lynn Lake project.
•Received approval of an amendment to the existing MIA by Mexico’s Secretariat of Environment and Natural Resources in January 2025, allowing for the start of construction on the Puerto Del Aire project within the Mulatos District.
•Reported year-end 2024 Mineral Reserves of 14.0 million ounces of gold (298 million tonnes ("mt")) grading 1.45 grams per tonne of gold (“g/t Au”), a 31% increase from 2023 reflecting the acquisition of Magino in 2024, continued high-grade additions at Island Gold, and an initial Mineral Reserve at Burnt Timber and Linkwood. This marked the sixth consecutive year Mineral Reserves have grown for a cumulative increase of 44%. Additionally, Measured and Indicated Mineral Resources increased 50% to 6.6 million ounces, while Inferred Mineral Resources decreased 2% to 7.1 million ounces.
•Island Gold continues to be a significant driver of growth, with Mineral Reserve grades increasing 11% to 11.40 g/t Au, and a 13% increase in Inferred Mineral Resource grades to 16.52 g/t Au.
•Completed the acquisition of Argonaut in July 2024 through which the Company acquired the Magino mine, located adjacent to its Island Gold mine.
•Completed the acquisition of Orford Mining Corporation ("Orford") in April 2024, consolidating its existing ownership of Orford and adding the highly prospective Qiqavik Gold Project, located in Quebec, Canada.
•Announced a significant contribution to The Princess Margaret Cancer Foundation in September 2024 to create the new Alamos Gold Chair in Gastrointestinal Surgical Oncology. The Company will contribute $2 million to support the new Chair in making a meaningful impact on cancer research aimed at better understanding, diagnosing, and treating gastrointestinal cancers.
•Alamos was recognized as a TSX30 2024 winner by the Toronto Stock Exchange in September 2024. The annual ranking recognizes the 30 top performing stocks over a three-year period. Alamos’ share price increased 134% over the trailing three-year period.
•Announced the appointment of J. Robert S. Prichard as Chairman of the Board of Directors in January 2025.
(1) Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure in the Company’s MD&A for the year ended December 31, 2024, as available on www.sedarplus.ca.

Environment, Social and Governance Summary Performance
Health and Safety
•2024 total recordable injury frequency rate(1) (“TRIFR”) of 1.96, a 31% increase from 2023
•2024 lost time injury frequency rate(1) (“LTIFR”) of 0.09, a 35% increase from 2023
Alamos strives to maintain a safe, healthy working environment for all, with a strong safety culture where everyone is continually reminded of the importance of keeping themselves and their colleagues healthy and injury-free. The Company’s overarching commitment is to have all employees and contractors return Home Safe Every Day.

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Environment
•Zero significant environmental incidents during the year, consistent with 2023
•Completed the connection of the Mulatos District to the national electric grid in November 2024. This has eliminated the need for on-site diesel generated power, significantly reducing ongoing greenhouse gas ("GHG") emissions
•Commenced reclamation activities at Mulatos for the Cerro Pelon, El Victor and San Carlos pits
•Received approval from the Ministry of Mines for the Magino Mine Closure Plan Amendment
•Received approval from the Ministry of Mines for a routine tailings raise at the Island Gold and Young-Davidson mines
•Received Environmental Compliance Approval Air and Noise from the Ministry of Environment, Conservation and Parks at Island Gold Mine
•Finalized fish habitat compensation projects for Davidson Creek and Chief’s Creek at Young-Davidson Mine
The Company is committed to preserving the long-term health and viability of the natural environment that surrounds its operations and projects. This includes investing in new initiatives to reduce the Company's environmental footprint with the goal of minimizing the impacts of our activities.

Community
Ongoing donations, medical support and infrastructure investments were provided to local communities, including:

•A significant contribution to the Princess Margaret Cancer Foundation to create the new Alamos Gold Chair in Gastrointestinal Surgical Oncology. The Company will contribute $2 million to support the new Chair in making a meaningful impact on cancer research aimed at better understanding, diagnosing, and treating gastrointestinal cancers
•A CAD$100,000 donation was made to the Lady Dunn Health Center Foundation in Wawa, Ontario to support the purchase of a new ultrasound machine
•Various sponsorships to support local youth sports, community events, Women in Mining Canada, and donations to local hospitals, charities and organizations around the Company’s mines
•Scholarships and bursaries awarded to local students near our mines, and to students elsewhere in Canada as part of the Young Mining Professionals Scholarship Program
•In January 2025, the Company committed CAD$300,000 over three years to the Museum of Northern History in Kirkland Lake, Ontario, to reopen and continue operations
The Company believes that excellence in sustainability provides a net benefit to all stakeholders. The Company continues to engage with local communities to understand local challenges and priorities. Ongoing investments in local infrastructure, health care, education, cultural and community programs remain a focus of the Company.
Governance and Disclosure
•Recipient of the Empresa Socialmente Responsible award by the Mexican Center for Philanthropy for the 16th consecutive year, and recipient of the Vite Picazo Award from the Sonora chapter of the Association of Mining Engineers, Metallurgists and Geologists of Mexico in recognition of Mulatos’ strong social and environmental practices
•Published Alamos’ 2023 Environmental, Social and Governance (“ESG”) Report, outlining the Company’s progress on its ESG performance across its operations, projects and offices

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•Received independent assurance over the Company’s 2023 Report on Conformance to the Responsible Gold Mining Principles (“RGMP”), and 2023 Conflict-Free Gold Report
•Published Alamos’ inaugural 2023 Report on Modern Slavery in accordance with Canada’s Fighting Against Forced Labour and Child Labour in Supply Chains Act
The Company maintains the highest standards of corporate governance to ensure that corporate decision-making reflects its values, including the Company’s commitment to sustainable development.

(1) Frequency rate is calculated as incidents per 200,000 hours worked.

Corporate Metrics
In 2024, the Company achieved an overall performance rating of 122% of target.

The table below is a summary of the corporate metrics that were used in determining 2024 bonus awards for executives. The results reported under the “2024 Rating” column were those achieved for the 2024 year. Each metric has a range defining a threshold, target and maximum. Target goals are disclosed below. Each target, which is defined as a stretch goal, equates to a performance score of 100%, threshold equates to 0%, and maximum equates to 200% of target. With respect to the Growth and Creating Shareholder Value metrics, the Board applies discretion in evaluating management’s assessment of performance within the same award range.

The HRC meets with management to review the corporate metric results for the performance year in advance of meeting with the Board. At this meeting, a comprehensive review of annual Company performance is undertaken, including discussions of events or impacts - positive or negative - that are outside management’s control or are one-time events. This includes gold price volatility, foreign exchange movements, and other one-time gains or losses which are normalized out of financial results.

The following summarizes the Company's performance for each of the categories for the 2024 year:

Metric	Weighting	2024 Rating
Operational and Financial	50%	52%
Safety and ESG	15%	13%
Growth and Creating Shareholder Value	35%	57%
2024 Total	100%	122%

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The following table summarizes the 2024 corporate metric targets and the 2024 rating, including the weightings (all amounts in the table below are in United States dollars, unless otherwise indicated).

	Corporate Metric	Weighting	Description	Target (1) (100%)	2024 Rating
1. Operational and Financial - 50	Global Gold Production	15.0%	Sum of gold production at all sites.	485,000 - 525,000 oz	17%
	Global Total Cash Costs per Ounce	5.0%	Consolidated total cash costs per ounce sold, including government and third party royalties.	$825 - $875 per oz	5%
	Global All-In Sustaining Costs per Ounce (AISC)	2.5%	Consolidated AISC per ounce sold as defined in Alamos's MD&A; AISC includes sustaining capital, sustaining and capitalized exploration, corporate G&A, share-based compensation, asset retirement obligation and hedge losses/gains.	$1,125 - $1,175 per oz	2%
	Global Sustaining Mine-Sites Capital Expenditures	2.5%	Total mine-site sustaining capital ( fixed assets, capital development, and capitalized stripping).	$93 - $105	3%
	Earnings per share (after Taxes, excluding FX impact/other gains & losses)	5.0%	Based on the Company's Board approved budget using a gold price of $1,800 per ounce, USD/CAD foreign exchange rate of $0.75:1, and MXN/USD foreign exchange rate of 17.0:1. The above metrics are normalized to adjust for differences against budget that are not within management’s direct control or ability to influence, including gold price and foreign exchange movements. A reconciliation is presented in the footnotes below.	$0.35	5%(2)
	Operating Cash Flow Per Share	7.5%		$0.87	7%(3)
	Free Cash Flow per share	7.5%		-$0.03	9%
	Return on Equity	5.0%		4.7%	4%
2. Safety and ESG - 15	Safety	5.0%	Reduce Total Recordable Injury Frequency Rate (TRIFR) to 1.54.	1.54	0%
	Sustainability	6.0%	Conduct IFRS S1 materiality assessment, and advance development of long and short term sustainability objectives.	As per Description	6%
	Community		Formalize and implement Alamos’ strategy to make effective community investments within Canada.	As per Description
	Climate Change		Update Alamos' climate change disclosures in alignment with IFRS S2.	As per Description
	Tailings Management		Independent Tailings Review Board (ITRB) to complete year two assessments at Island Gold and Young-Davidson, and year one assessment at Lynn Lake.	As per Description
	Environmental	4.0%	No more than two (2) moderate incidents as a target and not to exceed three (3). Zero score if there are any major or catastrophic incidents.	Two (2) or less Moderate Zero (0) Major	7%

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	Corporate Metric	Weighting	Description	Target (1) (100%)	2024 Rating
3. Growth and Creating Shareholder Value – 35	Reserve / Resource Development and Exploration	10.0%	Maintain mine life, by adding mineral reserves/resources equivalent to mined out depletion. Overall objective for 2024 to add 650k ounces globally.	Board Discretion	15%
	Internal Growth and Project Advancement	5.0%	Quantitative (5%) 1. Young-Davidson and Island Gold a.Water treatment plant expansion at Young-Davidson and tailings lift at Island Gold. 2. Island Gold Phase 3+ a.Spend on shaft sinking, power upgrade, mill and paste plant construction, and other expansion-related initiatives.	Budgeted spend	7%
		10.0%	Qualitative (10%) 1. Island Gold P3+ a.complete ventilation changeover b.complete detailed engineering and advance long-term power solution c.continue advancing shaft sinking and maintain schedule d.advance mill and paste plant construction 2. Mulatos District a.finalize Water Treatment Plant construction and connection to grid power b.finalize and announce development plan for PDA 4. Lynn Lake a.complete scoping study on Burnt Timber and Linkwood b.advance detailed engineering c.progress to construction decision	Board Discretion	16%
	Strategic Matters and M&A	10.0%	Accretive M&A, strategic, financing or other transactions.	Board Discretion	19%
	Total	100%			122%
(1)Each metric has a range defining a threshold, target and maximum. Target is defined as a stretch goal and equates to 100%, threshold equates to 0%, and maximum equates to 200%.
(2)Earnings for corporate metrics purposes was calculated by taking 2024 adjusted earnings of $329 million as disclosed in the annual Management, Discussion and Analysis (“MD&A”), less the benefit from gold price increase compared to budget using $1,800 gold of $193 million net of tax and the benefit of foreign exchange weakness compared to budget of $10 million net of tax, partially offset by reversal of other losses of $20 million net of tax. This resulted in earnings for corporate metric purposes of $146 million compared to budget of $139 million.
(3)Cash flow from operations for corporate metrics purposes was calculated by taking 2024 cash flow from operations before changes in working capital and cash taxes paid of $726 million as disclosed in the annual MD&A, less the benefit from gold price increase compared to budget using $1,800 gold of $293 million, cash taxes paid in Mexico of $82 million, and other benefits of $10 million. This resulted in cash flow from operations for corporate metric purposes of $341 million compared to budget of $346 million.

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Long-Term Incentive Plans
The Company’s LTI Plan provides for grants of Stock Options (“Options”), PSUs, and RSUs (the “Unit Awards” or “LTIs”). See “Securities Authorized for Issuance under Equity Compensation Plans” on page 88 for further details of the LTI Plan.
Executives play a critical role in achievement of the Company’s operational, financial and other corporate objectives, which can result in shareholder value and share price appreciation. Each executive officer is awarded a long-term incentive package upon joining the Company, and annual grants which are reviewed and approved by the Board each year.
The Company sets LTI Plan grant levels based on peer and/or industry market data and internal equity. The LTI Plan grant levels are expressed as a percentage of base salary, with the total grant value for executive officers delivered in 50% PSUs, 25% RSUs and 25% stock options.
Amendments to the Long-Term Incentive Plan
The Company is seeking shareholder approval of Amendments to the LTI Plan at the Meeting. Details of the LTI Plan are set out in the section “Approval of Amendments to the Company’s Long-Term Incentive Plan and Unallocated Awards Thereunder” above.

Performance Share Units
For PSUs granted in 2024, design details included the following:
1.    Performance Vesting Measure
The Company uses relative TSR, consistent with a common market practice in PSU plans.
2.    Performance Periods and Weights
As per the terms of the LTI Plan, the performance cycle is defined as the period of time between the grant date and the date specified by the Company in the performance criteria and is to be no later than December 31st of the calendar year, three (3) years after the calendar year grant date. The number of PSUs that will vest will be equal to that number of PSUs under the Award, multiplied by the Aggregate Payout Factor, which is calculated as follows:
Aggregate Payout Factor = (20% x PF1) + (20% x PF2) + (20% x PF3) + (40% x PF4)

•PF1 refers to the Payout Factor for the first year of the Performance Cycle;
•PF2 refers to the Payout Factor for the second year of the Performance Cycle;
•PF3 refers to the Payout Factor for the third year of the Performance Cycle; and
•PF4 refers to the Payout Factor for the duration of the Performance Cycle.
The PSUs vest on the third (3rd) anniversary from the date of grant. PSUs may be settled in cash (based on the Market Price (five-day volume weighted average price) as of the vesting date), shares, or any combination of cash and shares, at the sole discretion of the Board. PSUs will be settled within thirty (30) days of the vesting date.

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3.    Performance Peer Group
For grants in respect of the 2024 compensation year, relative TSR is compared to the following performance peer group. This includes gold industry peers in the compensation peer group, plus Endeavour Mining, Dundee Precious Metals and the TSX Global Gold Index.

2024 Performance Peer Group
B2Gold Corp.	Centerra Gold Inc.	Dundee Precious Metals Inc.
Eldorado Gold Corp.	Endeavour Mining Corp.	Equinox Gold Corp.
IAMGOLD Corp.	Kinross Gold Corporation	Lundin Gold Inc.
OceanaGold Corporation	SSR Mining Inc.	Torex Gold Resources
TSX Global Gold Index

4.    Performance Vesting Factor
The number of PSUs that will vest is subject to:
•Completion of the time vesting period; and
•Company performance relative to the performance peer group.

The scale below reflects the level of risk embedded in the PSU plan, with zero vesting if Alamos TSR performance is positioned below the 25th percentile of the performance peer group The upper end of the scale has a vesting factor of 150% for TSR performance above the 75th percentile. One hundred percent vesting is achieved when TSR aligns with the median of the performance peer group. In the case of a cumulative negative TSR, the vesting factor will be capped at 100%, even if relative TSR is above the peer group median. Vesting is linear and will be interpolated for any performance ranking that falls between the stated goals below.

Performance - Relative TSR, Years 1, 2, 3, and 1 - 3	Vesting Factor (as a %)
Below 25th Percentile	0
25th Percentile	50
40th Percentile	80
50th Percentile	100
60th Percentile	120
70th Percentile	140
75th Percentile and above	150

Stock Options
The LTI Plan also provides for the grant of non-transferable options to purchase Common Shares of the Company at an exercise price not lower than the Market Price of the Common Shares on the grant date. Stock options granted in 2024 vest in three (3) equal tranches (33%) starting on the first anniversary of the grant date and expire seven (7) years from the date of grant.
Restricted Share Units
The LTI Plan provides for the grant of RSUs to executives. RSUs granted in 2024 vest in three (3) equal tranches (33%) starting on the first anniversary of the grant date. All vested RSUs under this grant are to be settled no later than one month from November 30th of the third (3rd) year from date of grant.

2025 Management Information Circular	57 | ALAMOS GOLD INC.

Supplemental Executive Retirement Plan
The Board approved a Supplemental Executive Retirement Plan (“SERP”) for the Company’s executives which became effective on January 1, 2014. The SERP is an unfunded, non-registered plan. The Company is not required nor obligated to fund the provision of any benefits under this SERP prior to the date the members’ benefit entitlements fall due. There are no physical assets or funds held in trust in connection with this unfunded SERP. The members are unsecured creditors of the Company with respect to balances in their SERP Vested Accumulated Accounts.
The SERP is administered by a Company-approved Authorized Administrative Agent. Each executive provides their Investment Direction within a pre-approved list of investment options, in writing, which specifies the investment and percentages to be notionally invested in the Company-approved Allowable Investment Options.
SERP benefits are Canadian dollar denominated. Executives are eligible to participate in the SERP on the first (1st) day of the month following the date of hire, subject to Board approval. The SERP has a two (2) year plan participation vesting provision. The Company credits twelve percent (12%) of each executive’s annual earnings (base salary and annual non-equity incentive) to the members’ SERP Accumulation Sub-account. No other earnings may be included in this calculation, and the executive does not contribute cash or matching amount. Executives are not permitted to make notional contributions to the SERP.
The value of each executive’s SERP Account is calculated by the Authorized Administrative Agent and includes both the notional employer contributions and the notional investment earnings thereon.
Upon termination, if the vested portion of the SERP account is less than $100,000, the benefit shall be provided in a lump-sum payment, less applicable withholding taxes. If the vested portion of the SERP account is $100,000 or more, the executive may receive the benefit as a lump-sum payment, less applicable withholding taxes, or a lump-sum contribution to a Retirement Compensation Arrangement (“RCA”) as defined under the Income Tax Act (Canada).
The table below outlines the notional value of each NEO's SERP as at December 31, 2024, in USD$ converted at the year-end 2024 exchange rate CAD$1.00=USD$0.6957.

Name	Accumulated Value at Start of Year (USD$)	Compensatory Change (2024) (USD$)	Accumulated Value at Year-end (USD$)
John A. McCluskey, CEO	$2,437,538	$747,247	$2,990,066
Gregory Fisher, CFO	$574,471	$192,422	$721,002
Luc Guimond, COO	$160,707	$129,301	$277,171
Luis Chavez, SVP, Mexico[1]	N/A	N/A	N/A
Christopher Bostwick, SVP, Technical Services	$536,153	$92,715	$586,038
(1) Dr. Chavez does not participate in the SERP.

Compensatory change reflects 2024 contributions of 12% of cash compensation plus investments gains, losses, and changes to the exchange rates year over year.

2025 Management Information Circular	58 | ALAMOS GOLD INC.

Details by Named Executive Officer

John A. McCluskey, President and Chief Executive Officer
The CEO is to be the leader of an effective and cohesive management team, sets the tone for the Company by exemplifying consistent values of high ethical standards and fairness, leads the Company in defining its vision, is the main spokesperson for the Company, and bears chief responsibility for ensuring the Company achieves its short, mid and long-term operational and strategic objectives. The CEO works with and is accountable to the Board in designing and executing the Company’s strategic plan. Mr. McCluskey’s bonus in 2024 was attributable to broad achievement of the corporate objectives, including operational success resulting in record production, the strategic acquisition of Argonaut Gold, continued broad based exploration success, and achieving other certain strategic milestones.

2024 Achievements

•Led the management team in the successful execution of corporate strategy
•Oversight of construction and operations, including achieving record production, revenue and cash flow across the operations, achieving all key construction milestones for the P3+ Expansion at Island Gold in 2024, and approval from the Board of Directors for the start of construction of the Lynn Lake project
•Led M&A strategy and execution, including the acquisition of Orford Mining and Argonaut Gold, adjacent to the Company’s Island Gold mine
•Oversight of the successful global exploration program across the Company’s portfolio, which resulted in a significant increase to Mineral Reserves and Island Gold increasing to 6.7 million ounces of total Mineral Reserves and Resources

2024 Pay Mix	Compensation in USD$(1)	2024 ($)	2023 ($)	2022 ($)
	Base Salary	$784,965	$755,718	$711,048
	Annual Incentive	$1,249,076	$1,133,577	$977,690
	Stock Options	$588,724	$519,556	$426,629
	Performance Share Units	$1,177,448	$1,039,112	$853,257
	Restricted Share Units	$588,724	$519,556	$426,629
	Total Direct Compensation	$4,388,936	$3,967,520	$3,395,253
	Year over Year Change	11%	17%
EQUITY OWNERSHIP

Share Ownership - Mr. McCluskey exceeds the equity ownership requirement
Level Required(2)	Share/Equity Holdings (3)	Share Price at April 9, 2025(4) (USD$)	Total Value (USD$)	Multiple
3 times base salary	1,472,130	$26.54	$39,070,330	49.8
(1)Reported compensation converted from CAD to USD$ at the average annual exchange of CAD$1.00 = USD$0.7302 (2024), CAD$1.00 = USD$0.7409 (2023), and CAD$1.00 = USD$0.7687 (2022).
(2)Effective April 9, 2025, Mr. McCluskey’s equity ownership requirement as a NEO is in excess of 3 times base salary.
(3) Share/equity holdings as at December 31, 2024.
(4)April 9, 2025, closing share price on NYSE.

2025 Management Information Circular	59 | ALAMOS GOLD INC.

Internal Alignment of Compensation
The table below outlines key metrics with respect to CEO total compensation. The differential between the CEO total compensation and the next highest NEO in 2024. This differential reflects the significant level of responsibility and long tenure of the CEO and the next highest NEO.

CEO Disclosed vs. Realizable Pay
As part of our assessment of the effectiveness of our compensation program and our pay-for-performance philosophy, the HRC reviews a “look back” analysis to ensure CEO compensation outcomes are reasonable relative and the experience of shareholders to performance. Specifically, the HRC compares the relationship between the CEO’s disclosed pay and the combination of “realized” and “realizable” pay, to our total shareholder return over various performance periods. Disclosed pay captures the intended value of compensation awarded at the grant date, while realized + realizable pay measures the actual value of compensation earned over time, taking into consideration the share price on the date of settlement, or the current share price for outstanding equity awards measured as of December 31, 2024.

Disclosed Pay each year includes salary + bonus paid + the grant date value of share and option-based equity awards. Figures align with the values presented in the Summary Compensation Table for the respective year.

Realized + Realizable Pay includes compensation paid (salary + bonus paid + the realized gains from exercising options that were granted in the respective year + the actual payout value of settled PSUs and RSUs that were granted in the respective year) and the market value of unrealized compensation (the market value of outstanding PSUs and RSUs + in-the-money value of unexercised options) based on Alamos’ share price as at December 31, 2024.

As shown below, CEO Realized + Realizable Pay has exceeded Disclosed Pay for each of the past five performance periods reviewed, reflecting the Company’s strong TSR performance. On average, the Realized + Realizable Value of CEO compensation has increased 83% over the five performance periods, while a shareholder’s investment in the Company would have increased 136%, compared to TSR of 25% for the TSX Global Gold Index.

Year	Disclosed Compensation (USD$)(1)	Realized + Realizable Compensation ($USD$)(2)	Value of $100
			Period Start	Period End	CEO Compensation	Alamos Gold Shareholder	S&P/TSX Global Gold Index
2020	$2,850,964	$6,510,459	2020-01-01	2024-12-31	$228	$356	$143
2021	$3,125,962	$6,895,101	2021-01-01	2024-12-31	$221	$248	$117
2022	$3,395,253	$6,988,211	2022-01-01	2024-12-31	$206	$280	$123
2023	$3,967,519	$6,042,110	2023-01-01	2024-12-31	$152	$196	$126
2024	$4,388,936	$6,048,234	2024-01-01	2024-12-31	$138	$150	$121

				Weighted Average(3)	$183	$236	$125

1. Includes the value of salary paid, annual bonus paid and the grant value of long-term incentives, consistent with the figures disclosed in the Summary Compensation Table for the respective year.
2. Includes the value of salary paid, annual bonus paid, value received from settled RSUs and PSUs (specific to grants made during the respective performance period), the value of outstanding RSUs and PSUs (assuming a target vesting score of 100%) as at December 31, 2024, and the in-the-money value of outstanding stock options as at December 31, 2024. Value of awards settled and paid are converted to USD$ at the average annual exchange rate in the year of payment. Value of outstanding awards are converted to USD$ at the 2024 average annual exchange rate.
3. The weighted average for CEO compensation and the Alamos shareholder has been calculated using disclosed compensation as the common multiplier.

2025 Management Information Circular	60 | ALAMOS GOLD INC.

Gregory Fisher, Chief Financial Officer
Gregory Fisher joined Alamos Gold in 2010 and was appointed to Chief Financial Officer in 2023, after most recently serving as Senior Vice President of Finance. He has over 20 years of progressive experience in the mining sector, including 14 years with Alamos Gold in various roles, and as Senior Manager at KPMG, serving mining clients in the firm’s audit practice. Mr. Fisher supports execution of the Company’s strategy, and oversees regulatory financial reporting, treasury management, budgeting and forecasting, tax planning and compliance, maintenance of the Company's internal control environment, and information technology. He also is responsible for monitoring and maintaining the Company’s financial strength, ensuring adequate liquidity, managing counterparty arrangements, achieving return on investment targets, evaluating and structuring M&A opportunities and overall risk management. Mr. Fisher’s 2024 compensation was based on specific objectives and his bonus in 2024 was based on his contribution towards the Company achieving its corporate objectives. Mr. Fisher graduated with an Honours Bachelor of Commerce degree from McMaster University and holds a CPA, CA designation.

2024 Achievements

•Oversight of the Company’s strong financial performance, including record revenues of $1.3 billion, record operating cash flow (before changes in working capital and taxes paid) of $726 million, and free cash flow of $272 million
•Maintaining balance sheet strength, growing the cash position by 45% through strong cash flow generation while investing significantly in the Phase 3+ Expansion at Island Gold and exploration activities across the Company
•Played a leadership role in the acquisition of Argonaut Gold, from due diligence through integration
•Eliminated the 2024 and 2025 legacy Argonaut Gold hedges through the completion of a gold prepayment, providing increased exposure to rising gold prices
•Achieved mid-point of Company-wide cost and capital guidance despite industry wide inflationary pressures

2024 Pay Mix	Compensation in USD$(1)	2024 ($)	2023 ($)	2022 ($)
	Base Salary	$379,704	$339,579	$274,580
	Annual Incentive	$390,371	$301,955	$177,447
	Stock Options	$140,381	$100,540	$90,707
	Performance Share Units	$280,762	$201,080	$181,413
	Restricted Share Units	$140,381	$100,540	$90,707
	Total Direct Compensation	$1,331,599	$1,043,695	$814,854
	Year over Year Change	28%	28%
EQUITY OWNERSHIP

Share Ownership - Mr. Fisher exceeds the equity ownership requirement
Level Required(2)	Share/Equity Holdings (3)	Share Price at April 9, 2025(4) (USD$)	Total Value (USD$)	Multiple
2 times base salary	133,840	$26.54	$3,552,114	9.4
(1)Reported compensation converted from CAD to USD$ at the average annual exchange of CAD$1.00 = USD$0.7302 (2024), CAD$1.00 = USD$0.7409 (2023), and CAD$1.00 = USD$0.7687 (2022).
(2)Effective April 9, 2025, Mr. Fisher’s equity ownership requirement as a NEO is in excess of 2 times base salary.
(3)Share/equity holdings as at December 31, 2024.
(4)April 9, 2025, closing share price on NYSE.

2025 Management Information Circular	61 | ALAMOS GOLD INC.

Luc Guimond, Chief Operating Officer
Luc Guimond has nearly 35 years of experience in the mining industry in operations management, project management, mine construction, and corporate development in Canada and Australia. Mr. Guimond was appointed Chief Operating Officer in 2022 after most recently serving as Vice President, Operations. Prior to that, he was the General Manager of Young-Davidson, where he oversaw its evolution from the development and construction stages, through to the successful completion of the lower mine expansion. Mr. Guimond joined Northgate Minerals (a predecessor company) in 2006 as Project Manager of the Young-Davidson project and was later appointed Executive General Manager for Northgate Minerals’ Australian operations. Prior to that, he held progressively senior positions with Noranda, Hemlo Gold, Battle Mountain Gold and Newmont. Mr. Guimond is a graduate of the Haileybury School of Mines and holds a Bachelor of Applied Science degree in Mining Engineering from Queen’s University. He is a licensed Professional Engineer in Ontario.

2024 Achievements

•Oversight of company-wide operational compliance to safety and environmental standards
•Supported the achievement of record gold production, and achieved guidance for total cash costs, AISC and capital
•Oversight of the PDA development study leading to a construction decision and continuity of production coming from Mexico
•Oversight of the Phase 3+ expansion at Island Gold, including shaft sinking, paste plant construction and other activities
•Oversight of Lynn Lake development project, including engineering initiatives, government relations and permitting leading to a construction decision
•Oversight of technical due diligence for the Argonaut Gold acquisition and integration of the Magino and Island Gold Mines

2024 Pay Mix	Compensation in USD$(1)	2024 ($)	2023 ($)	2022 ($)
	Base Salary	$474,630	$379,711	$292,106
	Annual Incentive	$481,146	$375,914	$227,996
	Stock Options	$195,785	$153,969	$86,287
	Performance Share Units	$391,570	$307,937	$172,573
	Restricted Share Units	$195,785	$153,969	$86,287
	Total Direct Compensation	$1,738,916	$1,371,500	$856,249
	Year over Year Change	27%	59%
EQUITY OWNERSHIP

Share Ownership - Mr. Guimond exceeds the equity ownership requirement
Level Required(2)	Share/Equity Holdings (3)	Share Price at April 9, 2025(4) (USD$)	Total Value (USD$)	Multiple
2 times base salary	157,610	$26.54	$4,182,969	8.8
(1)Reported compensation converted from CAD to USD$ at the average annual exchange of CAD$1.00 = USD$0.7302 (2024), CAD$1.00 = USD$0.7409 (2023), and CAD$1.00 = USD$0.7687 (2022).
(2)Effective April 9, 2025, Mr. Guimond’s equity ownership requirement as a NEO is in excess of 2 times base salary.
(3)Share/equity holdings as at December 31, 2024.
(4)April 9, 2025, closing share price on NYSE.

2025 Management Information Circular	62 | ALAMOS GOLD INC.

Luis Chavez, Senior Vice President, Mexic0
Dr. Luis Chavez has over 30 years of experience in the mining sector and joined Alamos Gold in 2015. As Senior Vice President of Mexico, Dr. Chavez is responsible for government relations, regulatory affairs at the community, state and federal levels, land management and permitting matters in Mexico. Dr. Chavez’s 2024 bonus was based on performance against the corporate metrics and his 2024 achievements.

2024 Achievements

•Oversight of Mexican operations, which generated record mine-site free cash flow of $240 million
•Supported receipt of Mexican government authorization required for the acquisition of Argonaut Gold
•Legal and administrative coordination with the national electric authority (CFE) to get Mulatos connected to grid power, significantly reducing costs and GHG emissions
•Oversight of ESG initiatives in Mexico, including receipt of the Vite Picazo Award from the Sonora chapter of the Association of Mining Engineers, Metallurgists and Geologists of Mexico for social and environmental excellence

2024 Pay Mix	Compensation in USD$(1)	2024 ($)	2023 ($)	2022 ($)
	Base Salary	$343,026	$336,300	$325,800
	Annual Incentive	$236,322	$234,215	$214,842
	Stock Options	$93,101	$91,020	$89,938
	Performance Share Units	$186,201	$182,039	$179,876
	Restricted Share Units	$93,101	$91,020	$89,938
	Total Direct Compensation	$951,750	$934,593	$900,394
	Year over Year Change	2%	4%
EQUITY OWNERSHIP

Share Ownership - Dr. Chavez exceeds the equity ownership requirement
Level Required(2)	Share/Equity Holdings (3)	Share Price at April 9, 2025(4) (USD$)	Total Value (USD$)	Multiple
2 times base salary	171,487	$26.54	$4,551,265	13.3
(1)Reported compensation converted from CAD to USD$ at the average annual exchange of CAD$1.00 = USD$0.7302 (2024), CAD$1.00 = USD$0.7409 (2023), and CAD$1.00 = USD$0.7687 (2022).
(2)Effective April 9, 2025, Dr. Chavez’s equity ownership requirement as a NEO is in excess of 2 times base salary.
(3)Share/equity holdings as at December 31, 2024.
(4)April 9, 2025, closing share price on NYSE.

2025 Management Information Circular	63 | ALAMOS GOLD INC.

Chris Bostwick, Senior Vice President, Technical Services
Chris Bostwick has over 35 years of experience in the global mining industry, 19 of which were spent with Barrick Gold in various roles. Mr. Bostwick joined Alamos Gold as Vice President, Technical Services in 2015. He has mining experience in operations, engineering, maintenance, strategic planning, and project evaluation and development gained in North and South America, Africa and Russia. As Senior Vice President of Technical Services, Mr. Bostwick is responsible for overseeing all annual reserve and resource reporting, technical services functions at site, continuous improvement, life of mine planning and costing, and technical due diligence for corporate development. Mr. Bostwick’s 2024 bonus was based on performance against the corporate metrics and his 2024 achievements.

2024 Achievements

•Oversight of continuous improvement initiatives across the Company’s mine sites
•Oversight of the development plan for the PDA project in Mexico
•Oversight of the development plan for Burnt Timber and Linkwood deposits at the Lynn Lake project
•Oversight of technical due diligence for the Argonaut Gold acquisition, and subsequent coordination of the integration of Magino’s technical functions into the Island Gold District

2024 Pay Mix	Compensation in USD$(1)	2024 ($)	2023 ($)	2022 ($)

11%
11%
30%
22%
26%
Base Salary
Performance Bonus
PSUs
RSUs
Options
70% of pay at risk

	Base Salary	$324,939	$314,883	$312,477
	Annual Incentive	$274,655	$221,992	$201,548
	Stock Options	$117,653	$100,966	$91,091
	Performance Share Units	$235,307	$201,932	$182,182
	Restricted Share Units	$117,653	$100,966	$91,091
	Total Direct Compensation	$1,070,207	$940,739	$878,388
	Year over Year Change	14%	7%
EQUITY OWNERSHIP

Share Ownership - Mr. Bostwick exceeds the equity ownership requirement
Level Required(2)	Share/Equity Holdings (3)	Share Price at April 9, 2025(4) (USD$)	Total Value (USD$)	Multiple
2 times base salary	142,685	$26.54	$3,786,860	11.7
(1)Reported compensation converted from CAD to USD$ at the average annual exchange of CAD$1.00 = USD$0.7302 (2024), CAD$1.00 = USD$0.7409 (2023), and CAD$1.00 = USD$0.7687 (2022).
(2)Effective April 9, 2025, Mr. Bostwick’s equity ownership requirement as a NEO is in excess of 2 times base salary.
(3)Share/equity holdings as at December 31, 2024.
(4)April 9, 2025, closing share price on NYSE.

2025 Management Information Circular	64 | ALAMOS GOLD INC.

Performance Graph
The following graph compares the cumulative percentage change in the Company’s Common Shares relative to the S&P/TSX Global Gold Index for the period from January 1, 2020, to December 31, 2024, assuming a $100 investment in its Common Shares.

Over the five-year period from January 1, 2020, through December 31, 2024, the Company's share price increased 239%, for an annualized return of approximately 28%. The Company’s share price has significantly outperformed the TSX Global Gold Index, which increased 29% over the same five-year period for an annualized return of 5%. Alamos has been one of the best performing gold equities since the beginning of 2022 and was recognized as a TSX30 2024 winner by the Toronto Stock Exchange in September 2024. The annual ranking recognizes the 30 top performing stocks over a three-year period. Alamos’ share price increased 134% over the trailing three-year period.

Alamos Gold 5-year TSR vs S&P/TSX Global Gold Index

Alamos Gold Inc. (TSX:AGI) - Share Price
S&P/TSX Global Gold Index - Index Value
280%
240%
200%
160%
120%
80%
40%
0%
-40%
2020
2021
2022
2023
2024

Other Measures of Relative Performance
When reviewing Company performance to the end of December 2024, the Board and HRC considered TSR, and a mix of key financial, operational and ESG metrics in the short and medium-term relative to the Company’s performance peer group. The following graphs summarize the relative performance reviewed by the HRC, including 1-year, 3-year and 5-year performance return metrics and per share growth metrics.
Overall, the Company has performed well against its performance peer group. It was among the top performing peers in 3-year and 5-year TSR, and on average, across nearly all performance metrics and time periods reviewed, it ranked at, above, or well-above the peer group median.

2025 Management Information Circular	65 | ALAMOS GOLD INC.

Return Metrics vs. Peers
Alamos’ performance has been at or above median on all return metrics measured, over all time periods. Performance over 3-years has been particularly strong, with Alamos on average ranking at the 79th percentile (P79) across the four metrics (1-year average performance ranking of P5o, and 5-year of P63).

Per Share Growth Metrics
Alamos has also performed well vs. peers on financial growth, with average performance at or above median for all four metrics measured, over nearly all time periods.
Growth in operating cash flow, EBITDA, and gold reserves has been consistently strong, with average relative performance generally between P50 and P75 over the three time periods.

2025 Management Information Circular	66 | ALAMOS GOLD INC.

Cost of Management Analysis

The table below shows the total compensation paid to our NEOs as a percentage of revenue and EBITDA(1) for fiscal year 2024.

NEO Compensation (USD $mm)	Total Compensation as a Percentage of Financial Metrics
	Revenue	EBITDA(1)
$10.1	0.8%	1.5%
(1)EBITDA is a non-GAAP measure. See page 40 of the Company’s Management Discussion and Analysis for the year ended December 31, 2024.
NEO Summary Compensation Table
The following table is a summary of compensation paid to the NEOs for the financial years ended December 31, 2024, 2023, and 2022. All figures are in United States dollars unless otherwise indicated. 2024 Compensation earned in Canadian dollars has been converted into United States dollars at the average 2024 exchange rate of CAD$1.00 = USD$0.7302.

Name	Year	Salary USD$	Share-based Awards (1) (USD$)	Option-based Awards (2) (USD$)	Annual Non-Equity Incentive (USD$)	Pension(9) (USD$)	All Other Compensation (USD$)	Total Compensation (USD$)
John A. McCluskey(3) President and Chief Executive Officer	2024	$784,965	$1,766,171	$588,724	$1,249,076	$244,085	$69,230	$4,702,251
	2023	$755,718	$1,558,668	$519,556	$1,133,577	$226,715	$66,265	$4,260,500
	2022	$711,048	$1,279,886	$426,629	$977,690	$202,649	$64,986	$3,662,888
Gregory Fisher(4) Chief Financial Officer	2024	$379,704	$421,143	$140,381	$390,371	$92,409	$23,626	$1,447,634
	2023	$339,579	$301,620	$100,540	$301,955	$76,984	$22,037	$1,142,715
	2022	$274,580	$272,120	$90,707	$177,447	$54,243	$17,450	$886,547
Luc Guimond(5) Chief Operating Officer	2024	$474,630	$587,355	$195,785	$481,146	$114,693	$28,511	$1,882,120
	2023	$379,711	$461,905	$153,969	$375,914	$90,675	$23,797	$1,485,971
	2022	$292,106	$258,860	$86,287	$227,996	$62,412	$19,467	$947,128
Luis Chavez Senior Vice President, Mexico	2024	$343,026	$279,302	$93,101	$236,322	-	$27,451	$979,201
	2023	$336,300	$273,059	$91,020	$232,047	-	$23,740	$958,333
	2022	$325,800	$269,814	$89,938	$214,842	-	$41,964	$942,358
Christopher Bostwick(7) Senior Vice President, Technical Services	2024	$324,939	$352,960	$117,653	$274,655	$71,951	$21,026	$1,163,185
	2023	$314,883	$302,898	$100,966	$221,992	$64,425	$20,556	$1,025,720
	2022	$312,477	$273,273	$91,091	$201,548	$61,683	$20,486	$960,557
(1)In 2022, 2023, and 2024, NEOs were granted PSUs. These amounts were calculated by multiplying the number of PSUs granted by CAD $15.98 (2024), CAD $14.05 (2023), and CAD $9.65 (2022), being the “Market Price” of the Common Shares on grant date as provided for in the LTI Plan.
(2)The grant date fair value of option-based awards for 2024 was calculated using a Black-Scholes option pricing model, applying the following key inputs:

	Minimum	Maximum
Risk-free rate	3.49%	3.97%
Expected dividend yield	0.78%	0.78%
Expected stock price volatility	36%	47%
Expected option life, based on terms of the grants (months)	30	60

2025 Management Information Circular	67 | ALAMOS GOLD INC.

Option pricing models require the input of highly subjective assumptions, particularly as to the expected volatility of the stock. Changes in these assumptions can materially affect the fair value estimate, and, therefore, it is management’s view that the existing models may not provide a single reliable measure of the fair value of the Company’s stock option grants. The Company uses an option-pricing model because there is no market for which employee stock options may be freely traded. Readers are cautioned not to assume that the value derived from the model is the value that an employee might receive if the stock options were freely traded, nor assume that these amounts are the same as those reported for by the employee as income received for tax purposes.
(3)Mr. McCluskey received a salary increase effective January 1, 2024, from CAD$1,020,000 to CAD$1,075,000 based on his performance and salary relative to market. "All Other Compensation” in 2024 includes a club dues allowance, executive supplemental medical health coverage, and value of the employer match of his share purchases under the ESPP. His pension is the notional value of his annual SERP credit, which is 12% of his base salary and annual bonus plus investment gains.
(4)Mr. Fisher received a salary increase effective January 1, 2024, from CAD$500,000 to CAD$520,00 based on his performance and salary relative to market as Chief Financial Officer. Mr. Fisher received an increase to his short term target incentive effective August 1, 2024 from 80% to 85% of base salary. Mr. Fisher received an increase to his 2024 Long Term Incentive prorated to August 1, 2024 from 140% to 155% of base salary. “All Other Compensation” in 2024 includes executive supplemental medical health coverage, parking fees, and value of the employer match of his share purchases under the ESPP. His pension is the notional value of his annual SERP credit, which is 12% of his base salary and annual bonus plus investment gains.
(5) Mr. Guimond received a salary increase effective January 1, 2024, from CAD$525,000 to CAD$650,000 based on his performance and salary relative to market. Mr. Guimond received an increase to his short term target incentive effective August 1, 2024, from 80% to 85% of base salary. Mr. Guimond received an increase to his 2024 Long Term Incentive prorated to August 1, 2024, from 160% to 170% of base salary “All Other Compensation” in 2024 includes executive supplemental medical health coverage, and the value of the employer match of his share purchases under the ESPP. His pension is the notional value of his annual SERP credit, which is 12% of his base salary and annual bonus plus investment gains.
(7) Mr. Bostwick received a salary increase effective January 1, 2024, from CAD$425,000 to CAD$445,000 based on his performance and salary relative to market. Mr. Bostwick received an increase to his short term target incentive effective August 1, 2024 from 65% to 70% of base salary. Mr. Bostwick received an increase to his 2024 Long Term Incentive prorated to August 1, 2024 from 135% to 155% of base salary “All Other Compensation” in 2024 includes executive supplemental medical health coverage, and the value of the employer match of his share purchases under the ESPP. His pension is the notional value of his annual SERP credit, which is 12% of his base salary and annual bonus plus investment gains.
(8) Dr. Chavez received a salary increase effective January 1, 2024, from USD$336,300 to USD$343,026 based on his performance and salary relative to market. All Other Compensation” in 2024 includes benefits coverage the value of the employer match of his share purchases under the ESPP.
(9)Values reported are the employer contributions, and are exclusive of foreign exchange changes and investment gains/losses. Investment income details are reported in the SERP Summary table.

2025 Management Information Circular	68 | ALAMOS GOLD INC.

Outstanding Share-based Awards and Option-based Awards
The following tables set out the outstanding option-based and share-based awards (PSUs and RSUs) held by the NEOs as at December 31, 2024. Values are in United States dollars converted at year-end rate for 2024 of CAD$1.00 = USD$0.6950 for unexercised value.

Name	Option-based Awards
	Number of securities underlying unexercised options	Option exercise price (CAD$)	Option expiration date (dd/mm/yyyy)	Value of unexercised in-the-money options (1) (USD$)
John A. McCluskey	228,659	$7.63	09/01/2027	$3,001,855
	280,000	$9.34	08/03/2028	$3,343,109
	152,055	$9.65	07/03/2029	$1,782,728
	133,571	$14.05	06/03/2030	$1,157,572
	139,009	$15.98	05/03/2031	$1,018,246
Gregory Fisher	35,543	$7.63	09/01/2027	$466,611
	60,000	$9.34	08/03/2028	$716,381
	32,329	$9.65	07/03/2029	$379,033
	25,848	$14.05	06/03/2030	$224,008
	31,466	$15.98	05/03/2031	$230,490
	1,097	$23.83	14/08/2031	$2,051
Luc Guimond	10,251	$9.65	07/03/2029	$120,185
	32,389	$14.05	06/03/2030	$280,694
	44,828	$15.98	05/03/2031	$328,367
	914	$23.83	14/08/2031	$1,709
Luis Chavez	11,055	$9.65	07/03/2029	$129,611
	23,400	$14.05	06/03/2030	$202,792
	21,983	$15.98	05/03/2031	$161,026
Christopher Bostwick	22,466	$9.65	07/03/2029	$263,397
	25,957	$14.05	06/03/2030	$224,952
	25,682	$15.98	05/03/2031	$188,122
	1,251	$23.83	14/08/2031	$2,339
(1)Calculation based on the closing price of the Common Shares on the TSX at December 31, 2024, of CAD$26.52 and includes both vested and unvested stock options.

Name	Share-based Awards
	Number of Unvested PSUs and RSUs	Number of Vested PSUs and RSUs	Market or Payout Value of PSUs and RSUs that have not Vested (USD$)(1)(2)	Market or Payout Value of Vested PSUs and RSUs not Paid Out or Distributed (USD$)
John A. McCluskey	425,047	56,247	$7,833,942	$1,036,673
Gregory Fisher	91,116	3,459	$1,679,333	$63,749
Luc Guimond	117,998	12,964	$2,174,806	$238,929
Luis Chavez	76,778	—	$1,415,067	—
Christopher Bostwick	85,387	—	$1,573,746	—
(1)Calculation based on the closing price of the Common Shares on the TSX at December 31, 2024, of CAD$26.52.
(2)PSUs valued based on assumption of 100% performance vesting.

2025 Management Information Circular	69 | ALAMOS GOLD INC.

Value Vested or Earned During Year
The following table sets out the value vested or earned for all incentive plan awards held by NEOs during the year ended December 31, 2024. Values are in United States dollars converted at the average rate for 2024 of CAD$1.00 = USD$0.7302 for vested amounts. The value vested for option-based awards is calculated as the difference between the share price and the exercise price on the date of vesting multiplied by the number of vested option-based awards. The value for share-based awards is equal to the share price on the vesting date multiplied by the number of vested share-based awards.

Name	Value Vested Option-based Awards during the year (USD$)	Value vested Share-based Awards during the year (USD$)	Non-equity incentive plan compensation - Value earned during the year (USD$)
John A. McCluskey	$1,032,957	$2,258,049	$1,249,076
Gregory Fisher	$218,207	$478,872	$390,371
Luc Guimond	$100,835	$622,817	$481,146
Luis Chavez	$215,337	$442,830	$236,322
Chris Bostwick	$205,029	$447,962	$274,655

Gains Realized on Stock Options, Restricted Share Units, and Performance Share Units Exercised by NEOs in 2024
The table below summarizes the realized gains on stock options exercised by NEOs in 2024:

Name	Gains Realized on Stock Options (USD$)	Gains Realized on Restricted Share Units (USD$)	Gains Realized on Performance Share Units (USD$)
John A. McCluskey	$4,657,724	$—	$1,638,442
Gregory Fisher	$486,476	$81,617	$352,956
Luc Guimond	$124,349	$491,182	$—
Luis Chavez	$395,694	$159,342	$352,733
Chris Bostwick	$1,015,796	$227,975	$352,956

Termination and Resignation for Good Reason
As at December 31, 2024, the Company had employment agreements with each of the NEOs, as detailed below.
For our CEO, CFO and COO, the terms of their employment agreements is indefinite. If they are terminated without cause (“Not for Cause”), they are entitled to receive any compensation owed and expenses incurred up to the date of termination plus a termination payment equal to 24 months’ base salary, an annual incentive fee equal to 24 months (based on the average of the annual incentive fee for the three years prior to the date of termination), 24 months of the then current value of the benefits (including health, dental, AD&D, LTD, life insurance, critical illness and annual health membership), a pro-rata amount of the annual incentive fee for the current year to the date of termination based on the average of the annual incentive amount received for the three (3) years prior to the date of termination and immediate vesting of all outstanding stock options, SERP, PSUs, and RSUs. Their amended and restated employment agreements do not include a change of control clause but rather include a Not for Cause clause and resignation for good reason (“Resignation for Good Reason”) clause allowing each to resign within 60 days of learning of a decrease in base salary other than when there is the same uniform percentage decrease in the base pay of all executives, an assignment of duties materially inconsistent in any respect of their position, authority, duties or responsibilities, a Board decision to change the reporting location to more than 50 kilometers from the current location or any other change in compensation and benefits or working conditions that may have otherwise constituted constructive dismissal. Upon Resignation for Good Reason the executive would receive the same payments as due to them if they were terminated Not for Cause.

2025 Management Information Circular	70 | ALAMOS GOLD INC.

For all other executives, the term of their employment agreements is indefinite. If they are terminated Not for Cause, they are entitled to receive any compensation owed and expenses incurred up to the date of termination plus a termination payment equal to 18 months’ base salary, an annual incentive fee equal to 18 months (based on the average of the annual incentive fee for the three (3) years prior to the date of termination), 18 months of the then current value of the benefits (including health, dental, AD&D, LTD, life insurance, critical illness and annual health membership), a pro-rata amount of the annual incentive fee for the current year to the date of termination based on the average of the annual incentive amount received for the three years prior to the date of termination and immediate vesting of all outstanding stock options, SERP, PSUs, and RSUs. Their amended and restated employment agreements do not include a change of control clause but rather include a Not for Cause clause as described above and a Resignation for Good Reason clause allowing each to resign within 60 days of learning of a decrease in base salary other than when there is the same uniform percentage decrease in the base pay of all executives, an assignment of duties materially inconsistent in any respect of their position, authority, duties or responsibilities, a Board decision to change the reporting location to more than 50 kilometers from the current location or any other change in compensation and benefits or working conditions that may have otherwise constituted constructive dismissal. Upon Resignation for Good Reason the executive would receive the same payments as due to them if they were terminated Not for Cause.
John A. McCluskey, President and CEO
Mr. John A. McCluskey acts as President and CEO of the Company pursuant to an amended and restated employment agreement with the Company effective July 3, 2015. He is entitled to an annual base salary of CAD$1,075,000 effective January 1, 2024, payable in equal semi-monthly installments. In addition, he participates in the Company’s medical, dental and fitness benefit program offered to all its employees in the corporate office. As an officer, he also receives annually an additional CAD$2,500 medical benefit allowance as part of an executive medical plan established in 2010 and increased in 2021. Mr. McCluskey also has an annual medical benefit with a private health care provider valued at CAD$8,560 per annum. He also receives an annual club membership and other expenses allowance of CAD$30,000. His compensation is reviewed annually by the Board and may be increased at the Board’s discretion each year. Mr. McCluskey is also eligible for an annual cash bonus and long-term incentive. Mr. McCluskey is entitled to 28 calendar days of paid vacation each year. Mr. McCluskey participates in the Company’s ESPP.
Gregory Fisher, CFO
Mr. Gregory Fisher acts as CFO of the Company pursuant to an employment agreement with the Company effective May 1, 2023. He is entitled to an annual base salary of CAD$520,000, effective Jan 1, 2024, payable in equal semi-monthly installments. In addition, he participates in the Company’s medical, dental and fitness benefit program offered to all its employees in Canada. As an officer, he also receives an annual benefit allowance of CAD$2,500 as part of an executive medical plan established in 2010 and increased in 2021. Mr. Fisher also has an annual medical benefit with a private health care provider valued at CAD$4,045 per annum. His compensation is reviewed annually by the CEO and the Board and may be changed at its discretion each year. Mr. Fisher is also eligible for an annual cash bonus and long-term incentive. Mr. Fisher is entitled to 25 days of paid vacation each year. Mr. Fisher participates in the Company’s ESPP.
Luc Guimond, COO
Mr. Luc Guimond acts as COO of the Company pursuant to an employment agreement with the Company effective September 1, 2022. He is entitled to an annual base salary of CAD$650,000, effective Jan 1, 2024, payable in equal semi-monthly installments. In addition, he participates in the Company’s medical, dental and fitness benefit program offered to all its employees in Canada. As an officer, he also receives an annual benefit allowance of CAD$2,500 as part of an executive medical plan established in 2010 and increased in 2021. Mr. Guimond also has an annual medical benefit with a private health care provider valued at CAD$4,045 per annum. His compensation is reviewed annually by the CEO and the Board and may be changed at its discretion each year. Mr. Guimond is also eligible for an annual cash bonus and long-term incentive. Mr. Guimond is entitled to 25 days of paid vacation each year. Mr. Guimond participates in the Company’s ESPP.

2025 Management Information Circular	71 | ALAMOS GOLD INC.

Luis Chavez, Senior Vice President, Mexico
Dr. Luis Chavez acts as Senior Vice President, Mexico of the Company pursuant to an amended and restated employment agreement with the Company effective July 3, 2015. He is entitled to an annual base salary of USD$343,026 effective January 1, 2024 payable in equal semi-monthly installments. In addition, he participates in the Company’s medical and dental benefit program offered to all its employees in Mexico. His compensation is reviewed annually by the CEO and the Board and may be changed at its discretion each year. Dr. Chavez is also eligible for an annual cash bonus and long-term incentive. Dr. Chavez is entitled to 20 days of paid vacation each year. Dr. Chavez participates in the Company’s ESPP.
Christopher Bostwick, Senior Vice President, Technical Services
Mr. Christopher Bostwick acts as Senior Vice President, Technical Services of the Company pursuant to an amended and restated employment agreement with the Company effective July 3, 2015. He is entitled to an annual base salary of CAD$445,000, effective January 1, 2024, payable in equal semi-monthly installments. In addition, he participates in the Company’s medical, dental and fitness benefit program offered to all its employees in Canada. As an officer, he also receives an annual benefit allowance of CAD$2,500 as part of an executive medical plan established in 2010 and increased in 2021. Mr. Bostwick also has an annual medical benefit with a private health care provider valued at CAD$4,045 per annum. His compensation is reviewed annually by the CEO and the Board and may be changed at its discretion each year. Mr. Bostwick is also eligible for an annual cash bonus and long-term incentive. Mr. Bostwick is entitled to 25 days of paid vacation each year. Mr. Bostwick participates in the Company’s ESPP.

Payments on Termination Not for Cause
In the case of a termination Not for Cause or Resignation for Good Reason, the following payments would be made to the NEOs as at December 31, 2024, and presented in United States dollars converted at the year-end 2024 exchange rate of CAD$1.00=USD$0.6957 and based upon year end share price of CAD$26.52:

Name	Base Fee (USD$)	3-Year Average Bonus (USD$)	Benefits (USD$)	SERP (USD$)	Option-based Awards (USD$)	Share-based Awards (USD$)	Total (USD$)(1)
John A. McCluskey	$1,495,755	$2,274,585	$121,370	$2,990,066	$10,303,510	$8,870,615	$26,055,901
Gregory Fisher	$723,528	$591,271	$51,078	$721,002	$2,018,574	$1,743,082	$5,848,535
Luc Guimond	$904,410	$737,399	$65,483	$277,171	$730,955	$2,413,735	$5,129,153
Luis Chavez	$485,251	$347,522	$15,458	N/A	$493,429	$1,415,067	$2,756,727
Christopher Bostwick	$443,509	$354,594	$54,830	$586,038	$678,810	$1,573,746	$3,691,527
(1)Value calculated in accordance with termination provision of individual employment agreement and based on value of all vested and non-vested option awards and all vested and non-vested share-based awards as at December 31, 2024.

2025 Management Information Circular	72 | ALAMOS GOLD INC.

REPORT ON BOARD OF DIRECTOR COMPENSATION
Board of Director Compensation Framework
For the year 2024, the following annual Director fees were paid to non-employee Directors as set out in the table below. Directors may elect to receive all or a portion of their annual Directors’ fees, committee chairperson fees, and committee members fees in DSUs, in addition to receiving other DSUs that are typically granted annually, and comprise total director compensation. The 2024 annual DSU grant is included in the Board of Director Summary Compensation Table section below.

Position	Fees (1) (USD$)
Chair of the Board	$202,557
Board Member	$64,623
Audit Committee Chair	$25,338
Technical and Sustainability Committee Chair	$19,423
Human Resources Committee Chair	$19,423
Corporate Governance and Nominating Committee Chair	$19,423
Public Affairs Committee Chair	$19,423
Member - Audit Committee	$12,632
Member - Technical and Sustainability Committee	$12,632
Member - Human Resources Committee	$10,004
Member - Corporate Governance and Nominating Committee	$10,004
Member - Public Affairs Committee	$8,470
(1)Values are in United States dollars converted at the average rate for 2024 of CAD$1.00 = USD$0.7302.
With support from Southlea Group, the Board reviewed and approved changes to Director compensation on February 21, 2025. Changes were made to improve alignment with the Company’s compensation peer group, comparing to the same sample of companies reviewed as part of executive compensation benchmarking. Changes include: i) an increase of 7.6% to the annual retainer for the Chair of the Board to reflect depth of Board experience of the incumbent, ii) an adjustment ranging from 15-50% to the annual retainer for committee chairs to recognize workload and contribution, and a modest decrease in the Public Affairs Committee Chair fee. Fees are not paid for meeting attendance.

Mr. McCluskey, who is an officer of the Company, does not receive any fees for serving as a Director.

Board of Director Summary Compensation Table
During the financial year ended December 31, 2023, the independent Directors received the value of USD$111,075 in DSUs (except for Mr. Usmar, who was elected to the Board on May 25, 2023, and received the value of USD$63,758 in DSUs) for services provided to the Company. Share-based awards amounts have been paid in Canadian dollars converted into United States dollars at the average rate for 2023 of CAD$1.00 = USD$0.7409.

During the financial year ended December 31, 2024, the independent Directors received the value of USD$109,530 in DSUs (except for Mr. Giardini, who joined the Board on September 10, 2024, and received the value of USD$73,020 in DSUs) for services provided to the Company. During the financial year ended December 31, 2024, the independent Directors received the following compensation for services provided to the Company. Fees earned and share-based awards amounts that have been paid in Canadian dollars have been converted into United States dollars at the average rate for 2024 of CAD$1.00 = USD$0.7302.

2025 Management Information Circular	73 | ALAMOS GOLD INC.

Name	Fees Earned (USD$)	Share-Based Awards - Incentive Plan Compensation(1) (USD$)	All Other Compensation (USD$)	Total Compensation (USD$)
Paul Murphy	$194,118	$109,530	-	$303,648
Elaine Ellingham	$99,891	$109,530	-	$209,421
David Fleck	$96,678	$109,530	-	$206,208
David Gower	$94,050	$109,530	-	$203,580
Claire Kennedy	$108,435	$109,530	-	$217,965
Monique Mercier	$102,520	$109,530	-	$212,050
J. Robert S. Prichard(2)	$104,054	$109,530	-	$213,584
Shaun Usmar	$77,255	$109,530	-	$186,785
Serafino Tony Giardini (3)	$27,600	$73,020	-	$100,620
(1)Represents the “Value Vested During Year”. In 2024, the only form of share-based awards granted to Directors were DSUs, which vest immediately on grant and were valued at CAD$15.98, being the “Market Price” of the Common Shares on grant date as provided for in the LTI Plan.
(2)Mr. Prichard has elected to receive his fees in DSUs.
(3)Mr. Giardini joined the Board on September 10, 2024 and his DSUs were valued at CAD$26.95, being the “Market Price” of the Common Shares on grant date.
Outstanding DSU Awards
Non-executive Directors may receive a portion or all of their Director’s compensation as DSUs, which represents an investment by Directors in Alamos similar to share ownership. Each Director may elect to receive all of their Director fees as DSUs. The intention of granting DSUs is to further align the interests of Directors with those of shareholders. In addition, while serving as a Director, DSUs cannot be paid out. DSUs are paid in full to the Director following termination of Board service. Each DSU vests immediately and represents the right of the Director to receive, after termination of all positions with Alamos, the market value of the DSUs equal to the volume-weighted average trading price of Alamos shares on the TSX for the five trading days immediately preceding the payout date (for DSUs granted under the Company’s Deferred Share Unit Plan) or after the date on which the Director ceases to hold all positions with the Company (for DSUs granted under the DSU Plan) and as of the Redemption Date (which is up to three (3) dates as elected by the Participant before December 31st of the year following departure).
The HRC, in consultation with outside consultants and management, make recommendations on the grant of additional DSUs to the Board for their final approval. Director grants are determined through a discretionary review of the Company’s peer group, ensuring that our practices are competitive and current. Awards are paid in alignment with the Company’s overall compensation strategy to target compensation for its Directors at median of the Company’s peer group.
All incoming Directors receive an initial grant of DSUs at a value of approximately CAD$100,000 at the time of grant. The following table sets out the outstanding DSUs held by the non-executive Directors as at December 31, 2024. Values are in United States dollars converted at the year-end rate of CAD$1.00 = USD$0.6950 for unexercised value:

Name	DSUs Outstanding and Vested	Market Value Of Vested DSUs(1) Not Paid Out (USD$)
Paul Murphy	265,694	$4,897,112
Elaine Ellingham	103,264	$1,903,300
David Fleck	171,865	$3,167,713
David Gower	164,865	$3,038,693
Claire Kennedy	159,735	$2,944,140
Monique Mercier	82,451	$1,519,687
J. Robert S. Prichard(2)	138,815	$2,558,555
Shaun Usmar	15,492	$285,539
Serafino Tony Giardini	3,716	$68,491
(1)Calculation based on the closing price of the Common Shares on the TSX at December 31, 2024, of CAD$26.52.
(2)Mr. Prichard elected to take the value of his 2024 retainer in DSUs. The DSUs reported in the above table are those awarded annually and those taken in lieu of a cash retainer.

2025 Management Information Circular	74 | ALAMOS GOLD INC.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES
The Role of the Board of Directors
The primary responsibility of the Board is to provide governance and stewardship to the Company. Each of the members of the Board is required to exercise their business judgment in a manner consistent with their fiduciary duties. In particular, Directors are required to act honestly and in good faith, with a view to the best interests of the Company, and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.
The Board discharges its responsibility for supervising the management of the business and affairs of the Company by delegating the day-to-day management of the Company to senior officers. The Board oversees the Company’s systems of corporate governance and financial reporting and controls to ensure that the Company reports adequate and fair financial information to shareholders and engages in ethical and legal corporate conduct. Its goal is to ensure that Alamos continues to operate as a successful business, and to optimize financial returns to increase the Company’s value over time while effectively managing the risks confronting the organization. The Board has adopted a formal mandate setting out the role and responsibilities of the Board, a copy of which is attached as Schedule “A” to this Circular.
The independent Directors meet in the absence of the non-independent Director at each meeting of the Board. The sessions are presided over by the Company’s independent Chair. Any issues addressed at the in-camera sessions requiring action on behalf of, or communication to, management are communicated to management by the independent Directors.
The Board has also adopted written position descriptions for the Chair of the Board and the CEO to delineate their respective roles and responsibilities. The responsibilities of the Chair of the Board include providing overall leadership to enhance the effectiveness of the Board; assisting the Board, Board committees and the individual Directors in effectively understanding and discharging their respective duties and responsibilities; overseeing all aspects of the Board and Board committees functions to ensure compliance with the Company’s corporate governance practices; acting as an adviser to the CEO and other senior officers; and fostering ethical and responsible decision making by the Board and its individual members. The Chair of the Board is also required to coordinate and preside at all meetings of the Board and shareholders, in each case, to ensure compliance with applicable law and the Company’s corporate governance practices.
The CEO is to be the leader of an effective and cohesive management team for the Company, set the tone for the Company by exemplifying consistent values of high ethical standards and fairness, lead the Company in defining its vision, be the main spokesperson for the Company and ensure that the Company achieves its strategic objectives. The CEO works with, and is accountable to, the Board with due regard to the Board’s requirement to be informed and independent.
It is expected that each Director must be able to devote sufficient time to discharge their responsibilities effectively. To facilitate this, the Board has adopted a policy limiting the number of boards considered appropriate for Directors, having regard to whether they are independent Directors or members of management. Specifically, in the case of the CEO, he shall not sit on more than two public company boards (including that of the Company), and in the case of a non-management Director, he or she shall not sit on more than four public company boards (including that of the Company). The Board may, at its discretion, permit a further directorship in the case of a non-management director. As of the date of this Circular, all of the Directors of the Company are in compliance with this policy of the Board.

2025 Management Information Circular	75 | ALAMOS GOLD INC.

Director Independence
Ten (10) of the Company’s eleven (11) nominated Directors are “independent” within the meaning of National Instrument 58-101 (Disclosure of Corporate Governance Practices) (“NI 58-101”), and one is not independent. John A. McCluskey is not an independent Director because of his position as President and CEO of the Company. The current Chair of the Board, J. Robert S. Prichard, is an independent Director and is not involved in day-to-day operations of the Company. In the event a Chair was selected that was not independent, the Board, in accordance with the Board of Directors Mandate, will designate one of the independent Directors as the Lead Director.
The Board is responsible for determining whether each Director is an independent Director. In 2015, the Board adopted a Director Independence Policy, which assists the Board in determining whether a Director is independent within the meaning of NI 58‐101 and National Policy 58‐201 (Corporate Governance Guidelines) and the New York Stock Exchange corporate governance rules.
This policy also requires each Director who has been determined to be independent to notify the Chair of the CGNC, as soon as reasonably practicable, in the event that such Director’s personal circumstances change in a manner that may affect the Board’s determination of whether such Director is independent.
The Board believes that it should be comprised of directors that are to the greatest extent possible free from actual, perceived or potential conflicts of interest. The Board of Directors Mandate includes that when a Director’s principal occupation or business association changes substantially from the position he or she held when originally invited to join the Board (determined by reference to factors such as country of principal residence, industry affiliation, etc.) that Director should tender a letter of proposed resignation to the Chair of the CGNC. The CGNC will review the Director’s continuation on the Board and recommend to the Board whether, in light of the circumstances, the Board should accept the proposed resignation or request that the Director continue to serve.
Several of our Directors sit on the boards of directors of other issuers. This information is listed under each Director profile in the Election of Directors section starting on page 6. As of April 9, 2025, no members of our Board served together on the boards (or board committees) of other public companies.
Related Party Transactions
Alamos has instituted a number of procedural safeguards designed to ensure that any related party transactions are identified and addressed in accordance with the requirements of our Code of Business Conduct and Ethics (the “Code”) and applicable law.
Under the Code, all Directors and executive officers are required to avoid conflicts of interest and to disclose any actual or potential conflicts of interest. In addition, each year, Directors and executive officers are required to complete questionnaires in which they identify the names of their related parties and any existing or potential related party transactions or conflicts of interest that could be material to the Company. The information disclosed in these questionnaires is then cross referenced against payments made by the Company to ensure compliance with our internal protocols and our Code. The Audit Committee reviews related party transactions as part of its oversight of the Code and compliance program. Where appropriate, the Board will form a committee of independent directors to review and evaluate a potential related party transaction that is material to the Company. There were no related party transactions reported in 2024.

Attendance Record in 2024 for Directors
The table below summarizes the number of Board and committee meetings attended by each Director during 2024. The Director’s attendance records are also included in the individual Director profiles above. Each Director attended 100% of the Board meetings and committee meetings (during which time they were a member) (with the exception of Shaun Usmar, who did not attend one (1) site visit of the Technical and Sustainability Committee) from January 1, 2024, to December 31, 2024.

2025 Management Information Circular	76 | ALAMOS GOLD INC.

In-camera sessions without management present are held at each meeting of the Board and committee meetings.

Board/Committee	Number of Meetings
Board of Directors	8
Audit Committee	4
Human Resources Committee	6
Corporate Governance and Nominating Committee	6
Technical and Sustainability Committee	7
Public Affairs Committee	4

Director	Board	Audit Committee	Human Resources Committee	Corporate Governance and Nominating Committee	Technical and Sustainability Committee	Public Affairs Committee	Overall Attendance
Elaine Ellingham	8 of 8	4 of 4	6 of 6	-	7 of 7	4 of 4	100%
David Fleck	8 of 8	4 of 4	-	6 of 6*	-	-	100%
David Gower	8 of 8	-	6 of 6	-	7 of 7*	-	100%
Claire Kennedy	8 of 8	4 of 4*	-	6 of 6	-	4 of 4	100%
John A. McCluskey	8 of 8	-	-	-	-	-	100%
Monique Mercier	8 of 8	-	6 of 6*	6 of 6	-	4 of 4	100%
Paul Murphy	6 of 7*	4 of 4	-	6 of 6	-	-	94%
J. Robert S. Prichard	8 of 8	-	6 of 6	6 of 6	-	4 of 4*	100%
Shaun Usmar	8 of 8	-	-	-	6 of 7	-	93%
Serafino Tony Giardini	3 of 3(1)	1 of 1(2)	-	-	4 of 4(3)	-	100%
*Chair of the Board/committee, as applicable.
(1)Mr. Giardini became a member of the Board of Directors effective September 10, 2024, and therefore only attended meetings following that date.
(2)Mr. Giardini became a member of the Audit Committee effective September 10, 2024, and therefore only attended meetings following that date.
(3)Mr. Giardini became a member of the Technical and Sustainability Committee effective September 10, 2024, and therefore, only attended meetings following that date.

Ethical Business Conduct and Conflicts of Interest
The Alamos Code requires high standards of professional and ethical conduct from our Directors. Alamos’ reputation for honesty and integrity is integral to the success of its business. No Director or employee will be permitted to achieve results through violations of laws or regulations, or through unscrupulous dealings. Alamos also seeks to ensure that its business practices are compatible with the economic and social priorities of each location in which it operates.
Although customs vary by country and standards of ethics may vary in different business environments, Alamos’ business activities shall always be conducted with honesty, integrity and accountability. The Code has been filed on and is accessible on SEDAR+ at www.sedarplus.ca and on the Company’s website at www.alamosgold.com. In order to monitor compliance, the Board requires each executive officer and Director to certify on an annual basis their agreement and compliance with the Code. If any material waivers from the Code are granted to Directors or executive officers of the Company, the Board is required to disclose this in the ensuing quarterly or annual report on the finances of the Company. No waivers have been granted. Activities which may give rise to conflicts of interest are prohibited unless specifically approved by the Board or the Audit Committee. Each Director must disclose all actual or potential conflicts of interest to the Board or the Audit Committee and refrain from voting on all matters in which such Director has a conflict of interest. In addition, if a conflict of interest arises, the Director must excuse himself or herself from any discussion or decision on any matter in which the Director is precluded from voting as a result of a conflict of interest.
In addition to adopting the Code, the Board has adopted the Company’s Insider Trading Policy and Anti-Bribery, Anti-Corruption and Anti-Competition Policy in order to, among other things, encourage and promote a culture of ethical business conduct. The Company periodically holds information and training sessions for employees to ensure awareness of, and compliance with, applicable law, the Code and other internal policies.

2025 Management Information Circular	77 | ALAMOS GOLD INC.

Board Assessment
The entire Board evaluates the effectiveness of the Board, its committees and individual Directors on an annual basis. To facilitate this evaluation, the Board conducts a detailed annual self-assessment survey of its performance, consisting of a review of its mandate, the performance of each Board committee, and on a bi-annual basis, the performance of individual independent Directors. Individual independent Directors are also interviewed annually by the Chair of the Board. Assessment of individual Directors is the principal criteria for retention. Accordingly, the Company does not have a formal retirement age for Directors. Term Limits for Directors are disclosed in the section “Director Tenure and Term Limits” on page 82.
Board and Executive Management Succession Planning
The CGNC and HRC oversee succession planning for executive officers and other critical roles. Succession planning is discussed at each meeting of the CGNC. In 2018, the CGNC also commenced a multi-year Board succession planning exercise. This process has led to significant renewal of the Board with the appointment of seven new directors including those nominated for election this year. This ongoing exercise is intended to identify the interest and availability of carefully selected and screened candidates for future openings on the Board.
In 2024, the Company confirmed succession plans for the CEO, direct reports of the CEO, site General Managers and roles across the business, which are identified as critical. CEO succession is managed through the CGNC in collaboration with the HRC. Oversight for the succession planning program is overseen by CGNC in collaboration with HRC.
Director Education
On November 8, 2016, the Board adopted a Director Education Policy, including, among other things, reimbursement of expenses for Director courses and self-study. A number of our Directors hold the ICD.D designation from the Institute of Corporate Directors and, in connection with the same, are required to maintain a certain minimum number of professional education hours. The Directors that are part of the Technical and Sustainability Committee regularly attended site visits. Board education sessions held in 2024 included the following:
•In November 2024, the Board received an education session with respect to the US election results and its impact on Canadian corporations from a Canadian dignitary.

•In November 2024, the Board and senior management, as part of their annual strategy retreat, participated in an economic update and mining specific M&A education session with two prominent Canadian investment banks.
•In December 2024, the Board (with the exception of Mr. Murphy, Ms. Ellingham, Mr. Usmar, and Mr. McCluskey) received a cyber security education session from a leading accounting firm.
•In December 2024, the Board (with the exception of Ms. Ellingham, Mr. Usmar, and Mr. McCluskey) received a climate related and ESG disclosure education session with respect to Canadian Sustainability Disclosure Standards and the Consolidated Mining Standard Initiative.

For purposes of orientation, all new Directors receive the governance policies of the Company, including Board policies, a record of public information about the Company, minutes from recent meetings of the Board and its committees and other relevant information. The Board is responsible for ensuring new nominees fully understand the time commitment required of them as a Director. Directors are also encouraged and afforded the opportunity to visit the Company’s operations and receive detailed briefings from management. As part of the continuing education of Directors, management makes regular presentations to the Board on specific aspects of the Company’s business. The Company also encourages Directors to attend, at the Company’s expense, conferences, seminars or courses on subjects related to their role on the Board, or when appropriate, Board committees, including maintaining relevant professional designations.

2025 Management Information Circular	78 | ALAMOS GOLD INC.

Skills and Areas of Expertise
The CGNC, through the nomination and recruitment process as well as continuing education initiatives, seeks to ensure that the collective skill set of our Directors, including their business expertise and experience, meets the needs of the Company. The CGNC has developed a Skills Matrix setting out the skills and experience that are viewed as integral to Board effectiveness, which will be used to assess Board composition, to help with the Board’s ongoing development and to assist in recruiting new Directors in the future. The following table shows the number of Directors who have particular expertise according to the self-assessments which each of them completed in early 2024.

Skills	Description
Strategy and Leadership

Experience driving strategic direction and leading growth of an organization, preferably including the management of multiple significant projects, comfort with current principles of risk management and corporate governance.

Operations	Experience with a leading mining or resource company with operations expertise, including cultivating and maintaining a culture focused on safety, the environment and operational excellence.
Exploration

Experience managing and evaluating exploration projects, together with relevant expertise in exploration best practices, the geology of ore deposits, as well as resource and reserve evaluation methods.

Metals and Mining	Knowledge of the mining industry, market, international regulatory environment and stakeholder management.
Finance	Experience in the field of finance, investment and/or in mergers and acquisitions.
Government Affairs, Public Policy, Indigenous Relations

A thorough understanding of government affairs and relevant public policy considerations, including regarding jurisdictional risks for mine development and operations, and a thorough understanding of policies and best practices as regards to relations with Indigenous Peoples.

Human Resources	Experience in the oversight of significant, sustained succession planning and talent development and retention programs, including executive compensation, diversity, equity, and inclusion.
Accounting

Experience as a professional accountant, as a public company Audit Chair, CFO or CEO in corporate financial accounting and reporting; comfort working with basic financial reports; understanding of the key financial levels of the business.

International Business	Experience working in a major organization that carries on business in one or more international jurisdictions.
Environmental, Social and Governance (“ESG”) and Legal	Knowledge of ESG standards, corporate governance best practices and legal issues facing directors and operations of publicly listed entities.

2025 Management Information Circular	79 | ALAMOS GOLD INC.

Director Individual Skills and Expertise Matrix

Strategy and Leadership	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	11
Operations		✓				✓		✓			✓	4
Exploration	✓	✓				✓		✓				4
Metals and Mining	✓	✓	✓	✓	✓	✓		✓	✓	✓	✓	10
Finance		✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	10
Government Affairs, Public Policy, Indigenous Relations					✓	✓	✓		✓	✓		5
Human Resources	✓	✓	✓		✓	✓	✓	✓	✓	✓	✓	10
Accounting			✓	✓	✓	✓	✓	✓		✓	✓	8
International Business	✓	✓	✓	✓	✓	✓		✓	✓	✓	✓	10
Environmental, Social and Governance (“ESG”) and Legal	✓	✓	✓		✓	✓	✓		✓	✓	✓	9
Board and Management Diversity
The independent members of the Board are currently comprised of 37.5% (3 of 8) women, and the senior management team is comprised of 27% (4 of 15) women. Diversity, including specifically gender diversity, promotes the inclusion of different perspectives, ideas and experiences, and ensures that Alamos has the opportunity to benefit from all available talent. The promotion of diversity makes business sense, helps maintain a competitive advantage, improves corporate governance and ensures that the Company better reflects its constituents. Diversity at the Company is also about the commitment to equality and treating all individuals with respect while also recognizing the value of diversity within our organization as a key value driver.

2025 Management Information Circular	80 | ALAMOS GOLD INC.

In 2016, the Board adopted a written Diversity Policy which requires the Board and relevant Board committees to put forward a diverse group of candidates, including women candidates, and shall, when identifying candidates to nominate for election to the Board or appointment as management:
•Consider candidates who are highly qualified based on business expertise, functional experience, knowledge, personal skills and character against objective criteria, having due regard to the benefits of diversity, the needs of the Board, the Company’s current and future plans and objectives, as well as anticipated regulatory developments;
•Consider criteria that promote diversity, including with regard to gender, ethnicity, age, national origin, disability, and sexual orientation or any other area of potential difference;
•Consider the level of representation of women on the Board and in Officer positions along with other markers of diversity when making recommendations for nominees to the Board or for appointment as management and in general with regard to succession planning for the Board and management; and
•When required, engage qualified independent external advisors to assist the Board in conducting its search for candidates who meet the foregoing criteria.
When engaging external advisors to assist the CGNC and Board in conducting its search for director candidates, external advisors are instructed to include female candidates and diverse candidates beyond gender. An evergreen list of potential Board nominees is maintained and periodically updated.
In 2025, there are four (4) female candidates that will stand for election (three (3) of the candidates standing for re-election), out of a total of eleven (11) directors. The Board has set a gender diversity objective for the Board of no less than 33% of independent Directors being female. The Company currently meets this objective.
In early 2025, the Company conducted a confidential diversity survey of the Board and Senior Management (VP level and above) with respect to self-identification in the following categories: women, Indigenous peoples, racialized persons, persons with disabilities and LGBTQ2SI+ persons. The diversity survey was voluntary, and responses submitted anonymously, with 100% of Board and Senior Management members participating. Survey participants were not provided with definitions of the foregoing categories, instead being asked to self-identify based on their own determination of identity.

	Number of Participants	Women	Indigenous Peoples	Racialized Persons	Persons with Disabilities	LGBTQ2SI+ Persons
Board	9 (100%)	3	-	-	1	-
Management	14(1) (100%)	4	1	2	1	-
Total	24	7	1	2	2	-
(1)CEO, who also serves as a director, was included in the Board category.

The implementation of an annual Diversity Survey is part of the CGNC’s commitment to understand and ensure broader diversity at Alamos. Should all directors nominated in this Circular be elected there will be four (4) women directors, one (1) person from indigenous peoples, and one (1) person with disabilities that are part of the Board.

We believe the ongoing process the Board is engaged in will identify and foster the development of suitable candidates for nomination or appointment and, over time, will achieve even greater diversity. We believe the foregoing also achieves the Board’s objective of making the Board better. Management, along with the CGNC, will periodically and, at a minimum, annually report to the Board on the implementation of the Company’s Diversity Policy.

2025 Management Information Circular	81 | ALAMOS GOLD INC.

Director Tenure and Term Limits
In February 2024, the Board implemented term limits for independent Directors. A term-limit of twelve (12) years for any independent directors joining the Board on a go-forward basis, with a fifteen-year (15) tenure for existing independent directors. Notwithstanding the foregoing, the Chair of the Board is able to hold such a position for a period of five (5) years even if that extends beyond either of the foregoing timelines.

In addition, the Board shall have the discretion to extend any independent director’s term for one (1) year at a time beyond their term limit, if it is in the best interest of the Board (not the director) to do so. This provision will only be employed in exceptional circumstances.

At the Company’s Annual General and Special Meeting of Shareholders on May 23, 2024, the Company’s articles of incorporation were amended to permit the size of the Board to be in the range of three (3) to twelve (12) directors. The Amendment Resolution to Articles of Incorporation to increase the size of the Board Resolution was supported with 98.76% of the votes cast on the resolution in favour. The Board believes that this will allow for an orderly implementation of the term limit policy.

The following chart lists each of our current Directors standing for re-election (and nominees for the Board) and when they were first appointed to the Board of the Company (or each of the Company’s two predecessor companies). The Board believes the data below suggests an appropriate degree of turnover and renewal while maintaining Board continuity and knowledge. The average tenure of directors standing for re-election is 8.75 years.

Name	Tenure Approx. Years	First Appointment Date
J. Robert S. Prichard	6	May 2, 2019
Alexander Christopher	—	Nominee
Elaine Ellingham	7	May 7, 2018
David Fleck	11	March 10, 2014(1)
Serafino Tony Giardini	0.7	September 10, 2024
Claire Kennedy	9	November 10, 2015
Chana Martineau	—	Nominee
John A. McCluskey (Founder)	28	July, 1996(2)
Richard McCreary	—	Nominee
Monique Mercier	6	May 2, 2019
Shaun Usmar	2	May 25, 2023
(1)Mr. Fleck has been a director since July 2, 2015, before which he was a director of a predecessor to the Company since March 10, 2014.
(2)Mr. McCluskey has been a director since July 2, 2015, before which he was a director of a predecessor to the Company since July 1996.

Strategic Planning
Management is responsible for developing and recommending the Company’s strategic plan for approval by the Board each year. The Board discusses strategic planning and related issues at each of its quarterly meetings, including the risks associated with various strategic alternatives. Management and the Board annually meet for separate and collective off-site strategy meetings. Management carries out periodic reviews of the Company’s strategic plan, based on its progress, and recommends annual corporate objectives, a budget and a long-term financial plan and presents these to the Board for approval. Management also makes presentations to the Board on strategic issues as needed throughout the year.

2025 Management Information Circular	82 | ALAMOS GOLD INC.

Risk Management
The Board, in accordance with its mandate, is responsible for the Company’s management of risk. The Alamos Risk Management Program has been developed by the Board as a systematic approach to identifying, assessing, reporting and managing significant risks facing the Company, both at the corporate and operations level. The program helps the Board identify and manage threats to achievement of the Company’s corporate objectives. The Board has delegated the responsibility for overseeing and monitoring, from a process standpoint, the Risk Management Program to the Risk Committee, which is a senior management committee. This committee includes the President and CEO, CFO, COO, Vice President, General Counsel (Chair), Senior Vice President, Projects, Vice President, Sustainability and External Affairs, Vice President, Treasurer and both Senior Director, Internal Audit and Compliance and Director, Internal Audit and Risk Management. The Risk Committee is responsible for ensuring an effective risk management process is in place, and for monitoring and reporting to the Board on the overall risk profile of the Company. The Risk Committee reports to the Audit Committee and the Board each quarter.
Committees of the Board
There are currently five standing committees of the Board: the CGNC, the Audit Committee, the HRC, the Technical and Sustainability Committee and the Public Affairs Committee. Committee members are appointed by and comprised exclusively of independent members of the Board. The roles and responsibilities of each Committee are set out in its Board-approved written charter, which charter is reviewed annually by the relevant committee and the CGNC.
The mandates of the committees ensure, collectively, that the Board fulfills its duties and responsibilities and that there is effective supervision and direction of management in the conduct of the affairs of the Company. The Chair of a committee is selected by the Board from among the members of the relevant committee (with the exception of the Audit Committee, which designates its own Chair annually). Each committee charter includes a description of the role and responsibilities of the Chair of the committee, which include presiding over committee meetings, reporting to the Board with respect to the activities of the committee, and providing leadership to the committee and assisting it in reviewing and monitoring its responsibilities set out in its charter.
All committees of the Board hold an in-camera session without management present following each of its meetings. Each committee’s mandate grants it authority to retain and terminate legal or other advisors to the committee. A copy of the charter for each of the committees is posted on Alamos’ website at www.alamosgold.com.

2025 Management Information Circular	83 | ALAMOS GOLD INC.

Corporate Governance and Nominating Committee
Members:	David Fleck (Chair), Claire Kennedy, Monique Mercier, and J. Robert S. Prichard
All Members Independent:	Yes
Number of Meetings:	6
Attendance:	100%
The mandate of the CGNC is to assist the Board in fulfilling its oversight responsibilities with respect to developing corporate governance guidelines, principles and policies for Alamos; identifying individuals qualified to be nominated as members of the Board; structure and composition of Board committees; evaluating the performance and effectiveness of the Board; Board succession and development; developing a Director education program and succession planning for the CEO (see above “Board and Executive Management Succession Planning”). The mandate of the CGNC requires that it shall be comprised of no less than three (3) Directors, all of whom are independent. At the end of 2024, the CGNC was comprised of four (4) independent Directors. In-camera sessions without management present are held at each meeting of the CGNC.
The CGNC, among other things, is responsible for identifying governance standards and practices applicable to the Company, monitoring new developments in corporate governance and making periodic recommendations to the Board; annually and periodically reviewing governance and related policies; assisting the Board in approving public disclosure with respect to corporate governance matters; and, ensuring a program and/or policy is in place with respect to Director education.
With respect to the composition of the Board, its committees and the appointment of the CEO, the CGNC shall on an annual basis (or more frequently if required), assess the size and composition of the Board and Board committees, the competencies and skills required to enable the Board and Board committees to properly discharge their responsibilities, and report the results of that assessment to the Board.
The CGNC shall also assess the effectiveness of the Board as a whole and each Board committee, and assess whether there is a lack of competencies and skills on the Board or with respect to individual Directors which results in the Board not being effective, and report the results of that assessment to the Board.
The CGNC oversees the process of identifying and recruiting new candidates for election or appointment as Directors, including assessing the competencies and skills of identified individuals and reporting the results of that assessment to the Board; overseeing the process of identifying and recruiting new candidates for election or appointment as Directors of the Company, including assessing the competencies and skills of identified individuals and reporting the results of that assessment to the Board.
Annually (and more frequently if appropriate), the CGNC will also assess the independence, as defined by applicable Canadian and US laws and regulations as well as the rules of relevant stock exchanges, all as set out in the Company’s Director Independence Policy, of the individual Directors of the Company and report the results of that assessment to the Board. The CGNC, if/when required, will oversee the process of identifying and recruiting new candidates for appointment as CEO.

2025 Management Information Circular	84 | ALAMOS GOLD INC.

Human Resources Committee
Members:	Monique Mercier (Chair), David Gower, Elaine Ellingham, and J. Robert S. Prichard
All Members Independent:	Yes
Number of Meetings:	6
Attendance:	100%
The mandate of the HRC is to assist the Board in monitoring, reviewing and approving Alamos’ compensation policies and practices, including specifically the establishment of corporate goals and objectives relevant to compensation of the CEO, evaluation of the CEO’s performance and determination of the CEO’s compensation; in consultation with the CEO, establishment of corporate and personal performance objectives for executive officers of the Company other than the CEO; in consultation with the CEO, evaluation of performance of, and determination of compensation for, senior executives other than the CEO; compensation of the Directors of the Company and oversight of key compensation policies including incentive and equity‐based compensation plans of the Company. In-camera sessions without management present are held at each meeting of the HRC.
The process by which the HRC determines the compensation for the issuer’s officers includes setting annual performance objectives, evaluation of such performance, annual reviews of CEO and executive management. For a detailed description of how compensation was determined, see the “Report on Executive Compensation”.
The charter of the HRC grants it authority to retain and terminate any compensation consultant to assist in reviewing compensation matters, including sole authority to approve the fees and other terms of retention of such consultants.
Advisory services and fees for the year 2024 can be found on page 45 under “Independent Advice”.
The HRC must pre-approve other services provided by the compensation consultants at the request of management.
The Company participated in or purchased the following surveys in 2024:
•2024 Canadian Mining Industry Compensation Survey;
•2024 Canada Mining General Benchmark Survey; and
•2024 Korn Ferry Survey.
The HRC holds certain risk management responsibilities in respect of those risks within its area of focus. The Board strives to ensure that the members of the HRC have the skills and experience required to make decisions on whether the Company’s compensation policies and practices are consistent with its risk profile. The HRC avoids compensation policies which encourage excessive risk taking, such as compensation policies that allow pay out before the risks associated with the performance are likely to materialize, and policies that do not include regulatory compliance and risk management as part of their performance metrics. In the HRC’s view, compensation outcomes must be symmetric with risk outcomes. Variable compensation for senior executives is considered more risk-aligned when it is deferred. The HRC is also sensitive to the possible reputational damage that could be suffered by the organization where executives are not compensated in a manner that is consistent with the objectives of the Alamos executive compensation, program or that is otherwise not in the best interests of the Company and its stakeholders. Other mechanisms used to mitigate executive compensation risks include the Company’s Clawback Policy and Minimum Equity Ownership Policy.

2025 Management Information Circular	85 | ALAMOS GOLD INC.

Audit Committee
Members:	Claire Kennedy (Chair), David Fleck, Elaine Ellingham, and Serafino Tony Giardini
All Members Independent:	Yes
Number of Meetings:	4
Attendance:	100%

The purpose of the Audit Committee is to assist the Board in fulfilling its oversight responsibilities with respect to the Company’s compliance with applicable audit, accounting and financial reporting requirements. More particularly, the Audit Committee oversees the Company’s practices with respect to the preparation and disclosure of financial related information, including through its oversight responsibilities with respect to the following: integrity of the quarterly and annual financial statements and management’s discussion and analysis; compliance with accounting and finance-related legal requirements; the audit of the consolidated financial statements; the review of the performance of, and recommendation of the nomination of, the independent auditors; the accounting and financial reporting practices and procedures including disclosure controls and procedures; the system of internal controls including internal controls over financial reporting; implementation and effectiveness of the Code of Business Conduct and Ethics and management of financial business risks that could materially affect the financial profile of Alamos. In addition, if and when required, the Audit Committee reviews the fairness of related party agreements and arrangements between the Company and related parties, as well as, the financial reporting of any transaction between the Corporation and any officer, director or other “related party” as defined within the Company’s Code of Business Conduct and Ethics. The Audit Committee also provides oversight of cybersecurity matters and receives regular updates from the Vice President, Information Technology on various internal initiatives. In 2024, the Audit Committee met with external cyber security advisors. In-camera sessions without management present are held at each meeting of the Audit Committee.
A full description of the responsibilities of Alamos’ Audit Committee is set forth in its charter, a copy of which is available at www.alamosgold.com.
All members of the Audit Committee are financially literate, as defined under National Instrument 52-110. In considering criteria for determination of financial literacy, the Board looks at the ability to read and understand financial statements of the Company. Each of Claire Kennedy, David Fleck, Elaine Ellingham and Serafino Tony Giardini is an “audit committee financial expert” having the attributes required of a “financial expert” as defined under the Sarbanes-Oxley Act of 2002. In determining financial expertise, the Board looks at familiarity with emerging accounting issues, past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual’s financial sophistication, including being or having been a chief executive officer, a chief financial officer or having held another senior officer position of an entity with financial oversight responsibilities.

2025 Management Information Circular	86 | ALAMOS GOLD INC.

Technical and Sustainability Committee
Members:	David Gower (Chair), Elaine Ellingham, Shaun Usmar, and Serafino Tony Giardini
All Members Independent:	Yes
Number of Meetings:	7
Attendance:	96%
Site Visits:	1
The mandate of the Technical and Sustainability Committee (“TSC”) is to oversee Alamos’ performance across technical, environmental, health, safety and social responsibility domains in all operations and projects. The TSC monitors current and emerging regulatory developments and provides recommendations to the Board where appropriate. Additionally, the TSC is responsible for overseeing the development and implementation of the Company’s policies and practices on these matters in light of applicable laws and recommending leading practices in the various jurisdictions where Alamos operates. In-camera sessions without management present are held at each meeting of the TSC.

Policies surrounding the use of Artificial Intelligence (“AI”) and its associated risks are currently being developed. The TSC will be responsible for overseeing the development and implementation of AI (if any), and plan to review these risks as required, but at least annually.

To achieve this, the TSC evaluates existing programs and controls to minimize or prevent any negative environmental impacts of Alamos’ operations and monitors their effectiveness. This includes climate-related risks and opportunities affecting Alamos’ assets and value chain, as well as the Company’s efforts to manage and mitigate climate-related risks where possible.

Alamos acknowledges climate change as a critical global issue, with the mining industry contributing to its carbon footprint. Like most large companies, Alamos faces climate-related risks, including physical risks (such as those arising from wildfires, floods, and storms) and transition risks (resulting from policy changes and other business-related uncertainties). These risks are thoroughly evaluated at the highest levels of our organization, including by the TSC and Audit Committee of the Board. Senior management members are assigned climate-related responsibilities, and the TSC and Audit Committee consider climate-related matters when reviewing and guiding strategy. Each year, the Company’s Executive Officers develop and recommend a strategic plan for Board approval, with our climate change strategy integrated into this plan.

In support of Canada’s commitment to the Paris Accord and in line with recommendations of the Task Force on Climate-Related Financial Disclosures (TCFD), Alamos announced its Company-wide GHG emissions reduction target in June 2022. Alamos set a target to reduce GHG emissions by 30% from its 2020/2021 average baseline year. This target encompasses Scope 1 and 2 emissions of all GHGs covered by the Kyoto Protocol and is considered a credible target by the Carbon Disclosure Project. Alamos has made strong progress towards this target, achieving year-on-year absolute reductions in both 2022 and 2023, reaching 30% progress of its goal. Since announcing the target, Alamos has grown significantly with the acquisition of the Magino Mine in Ontario and the discovery of the PDA Project in Mexico. To ensure the feasibility of its GHG reduction commitments, Alamos is reviewing its target and conducting a comprehensive engineering assessment to identify additional emission reduction opportunities across its operations.

On December 11, 2024, Alamos' Board, including members of the TSC and Audit Committee’s, participated in an educational session on regulatory developments in Canada regarding climate-related disclosures. The session provided an overview of the International Financial Reporting Standards (“IFRS”) sustainability standards, with a particular focus on IFRS S2, which addresses climate-related disclosures to meet investors' informational needs. The presentation also covered the proposed Canadian Sustainability Disclosure Standards (“CSDS”), including

2025 Management Information Circular	87 | ALAMOS GOLD INC.

CSDS 2 on climate-related disclosures, and reviewed Alamos' progress in adopting the preliminary framework, as well as the planned steps for 2025.
Since 2013, Alamos has published an annual Sustainability Report to provide transparency regarding its sustainability efforts and outcomes at its operating mines. In 2019, the Company has branded this publication as the ESG Report to reflect the comprehensive content and the elevated standards it now follows.

On July 19, 2024, Alamos released its annual ESG Report, highlighting the Company’s ESG performance in 2023 across its operations, projects and offices. The report also outlines planned initiatives for 2024. A copy of the ESG Report is available at www.alamosgold.com.

The 2024 ESG Report includes disclosures aligned with the Sustainability Accounting Standards Board (SASB) Metals & Mining Industry Standard, the TCFD recommendations, and the Global Reporting Initiative Standards for sustainability reporting “Core” requirements. It focuses on economic, environmental, social and governance topics most relevant to Alamos’ stakeholders.

Public Affairs Committee
Members:	J. Robert S. Prichard (Chair), Monique Mercier, and Claire Kennedy
All Members Independent:	Yes
Number of Meetings:	4
Attendance:	100%
The purpose of the Public Affairs Committee is to: (a) monitor the Company’s obligations and plans to build and foster relationships between Alamos and indigenous peoples and nations, public institutions, governments, political groups, economic groups, and other non-shareholder stakeholders (the “Stakeholders”); (b) evaluate and comment on the risks, and opportunities associated with Stakeholder engagement; and (c) provide oversight of Alamos’ procedures for compliance programs with respect to Stakeholder engagement, including specifically with respect to government relations and lobbyist activities. In-camera sessions without management present are held at each meeting of the Public Affairs Committee.
OTHER INFORMATION
Securities Authorized for Issuance under Equity Compensation Plans
The following table sets forth, as at December 31, 2024, the number of securities authorized for issuance under the LTI Plan and historic equity compensation plans (under which no further securities may be issued); and, the number of securities remaining for issuance under the LTI Plan and ESPP which were last approved by the shareholders of the Company on May 26, 2022.

2025 Management Information Circular	88 | ALAMOS GOLD INC.

Equity Compensation Plan Information

Plan Category	Maximum number of securities available to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders	5,174,792	CAD$11.37	15,843,460
Equity compensation plans not approved by security holders	—	—	—
Total	5,254,792	CAD$11.37	15,843,460
The dilution level for equity instruments issued in 2024, was 0.56% as at December 31, 2024. This compares to 0.54% as at December 31, 2023.
The year-end dilution level of total stock options outstanding as a percentage of Common Shares outstanding as at December 31, 2024, was 0.53%.
The grant rate for stock options granted in 2024 as a percentage of Common Shares outstanding as at December 31, 2024, was 0.17%.
Indebtedness of Directors and Executive Officers
At no time during the financial year ended December 31, 2024, was any Director or executive officer of the Company, proposed management nominee for election as a Director or each associate or affiliate of any such Director, executive officer or proposed nominee indebted to the Company or any of its subsidiaries or was indebted to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.
Interest of Informed Persons in Material Transactions
Other than as set forth in this Circular and other than with respect to transactions carried out in the ordinary course of business of the Company or any of its subsidiaries, none of the Directors or officers of the Company, proposed management nominees for election as a Director, shareholders beneficially owning shares carrying more than 10% of the voting rights attached to the shares of the Company or any associate or affiliate of any of the foregoing persons has during the Company's last completed financial year ended December 31, 2024, any material interest, direct or indirect, in any transactions which materially affected or would materially affect the Company or any of its subsidiaries.
Management Contracts of Named Executive Officers
Management functions of the Company are substantially performed by Directors or executive officers of the Company, and not, to any substantial degree, by any other person with whom the Company has contracted.
Audit Committee
Information concerning the Company’s Audit Committee is set out under the heading “Audit Committee” in the Company’s Annual Information Form (“AIF”) dated March 27, 2025, which contains information for the year ended December 31, 2024. The AIF may be obtained from SEDAR+ under the Company’s profile at www.sedarplus.ca.

2025 Management Information Circular	89 | ALAMOS GOLD INC.

Interest of Certain Persons in Matters to be Acted Upon
Other than as disclosed elsewhere in this Circular and other than transactions carried out in the ordinary course of business of the Company or any of its subsidiaries, none of the Directors or executive officers of the Company, no proposed nominee for election as a Director, none of the persons who has been a Director or executive officer of the Company at any time since January 1, 2024 (being the commencement of the Company's last completed financial year), and no shareholder beneficially owning shares carrying more than 10% of the voting rights attached to the shares of the Company nor an associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, in any matter to be acted upon at the Meeting other than the election of directors.
Additional Information
Additional information relating to the Company is available under the Company's profile on the SEDAR+ website at www.sedarplus.ca or on the Company’s website at www.alamosgold.com. Financial information relating to the Company is provided in the Company's comparative financial statements and management's discussion and analysis for the most recently completed financial year ended December 31, 2024.
Shareholders may obtain a copy of the Company’s AIF, financial statements and management's discussion and analysis upon request to the Company at Brookfield Place, 181 Bay Street, Suite 3910, Toronto, Ontario, Canada M5J 2T3 or by email at notice@alamosgold.com.
We welcome feedback and questions from shareholders and prospective shareholders at any time. Please contact Scott K. Parsons (Senior Vice President, Corporate Development & Investor Relations) at + 1-416-368-9932 x. 5439 or by email: sparsons@alamosgold.com.
Direct Contact – Board of Directors
We welcome feedback and questions from shareholders and prospective shareholders at any time. The Board annually conducts a shareholder outreach campaign whereby they invite some of the Company’s largest institutional shareholders to discuss any issues these shareholders may have and wished to address directly with the Board. A number of Shareholders accepted this invitation, and a wide range of topics were discussed at these meetings. Shareholders can contact the Board directly by sending an email to board@alamosgold.com.

2025 Management Information Circular	90 | ALAMOS GOLD INC.

SCHEDULE “A”
Board of Directors Mandate

The Board of Directors (the “Board”) of Alamos Gold Inc. (the “Company”) is responsible for the stewardship of the business and affairs of the Company. The Board seeks to discharge this responsibility by reviewing, discussing and approving the Company’s strategic plans, annual budgets and significant decisions and transactions as well as by overseeing the senior officers of the Company in their management of its day-to-day business and affairs. The Board’s primary role is to oversee corporate performance and assure itself of the quality, integrity, depth and continuity of management so that the Company is able to successfully execute its strategic plans and complete its corporate objectives. The composition, responsibilities, and authority of the Board are set out in this Mandate.
This Mandate and the Articles of the Company and such other procedures, not inconsistent therewith, as the Board may adopt from time to time, shall govern the meetings and procedures of the Board.
1.    Composition
1.1The directors of the Company (“Directors”) should have a mix of competencies and skills necessary to enable the Board and Board committees to properly discharge their responsibilities.
1.2The Corporate Governance and Nominating Committee will annually (and more frequently, if appropriate) recommend candidates to the Board for election or appointment as Directors, taking into account the Board’s conclusions with respect to the appropriate size and composition of the Board and Board committees, the competencies and skills required to enable the Board and Board Committees to properly discharge their responsibilities, and the competencies and skills of the current Board.
1.3The Board approves the final choice of candidates.
1.4The shareholders of the Company elect the Directors annually.
1.5The Board has determined that a majority of the Directors will be “independent” as defined by applicable Canadian and US laws and regulations as well as the rules of relevant stock exchanges, all as set out in the Company’s Director Independence Policy.
1.6The Board will appoint a Chair from among its members. If the Chair is not independent, the Board will designate one of the independent Directors as the Lead Director to facilitate the functioning of the Board independently of management of the Company. The Chair and, if appointed, the Lead Director, shall hold office at the pleasure of the Board until successors have been duly appointed or until the Chair or Lead Director, as applicable, resign, or are otherwise removed from office by the Board.
1.7The Corporate Secretary of the Company, or the individual designated as fulfilling the function of Secretary of the Company, will be the secretary of all meetings and will maintain minutes of all meetings and deliberations of the Board. In the absence of the Corporate Secretary at any meeting, the Board will appoint another person who may, but need not, be a Member to be the secretary of that meeting.
2.    Responsibilities
2.1The Board is responsible for supervising the management of and setting strategic direction for the business and affairs of the Company and its subsidiary entities (the “Group”).
2.2In discharging their responsibilities, the Directors owe the following fiduciary duties to the Company:
(a)a duty of loyalty: they must act honestly and in good faith with a view to the best interests of the Company; and
(b)a duty of care: they must exercise the care, diligence, and skill that a reasonably prudent person would exercise in comparable circumstances.

2025 Management Information Circular	91 | ALAMOS GOLD INC.

2.3In discharging their responsibilities, the Directors are entitled to rely on the honesty and integrity of the senior officers of the Company and the independent auditors and other professional advisers of the Company, subject to the Directors’ duty of care.
2.4In discharging their responsibilities, the Directors are also entitled to directors’ and officers’ liability insurance purchased by the Company and indemnification from the Company to the fullest extent permitted by law and the constating documents of the Company.
2.5The Board has specifically recognized its responsibilities for:
(a)hiring a Chief Executive Officer (the “CEO”) and approve the hiring of the Chief Financial Officer (the “CFO”) and Chief Operating Officer (the “COO”) and other senior officers who it believes will act with integrity and create a culture of ethical business conduct throughout the Group;
(b)adopting a strategic planning process and approving annually (or more frequently if appropriate) a strategic plan which takes into account, among other things, the opportunities and risks of the business of the Company;
(c)overseeing the identification of the principal risks of the business of the Company and overseeing the implementation of appropriate systems to manage these risks;
(d)overseeing the integrity of the internal control and management information systems of the Company;
(e)oversee and review of the work by the Corporate Governance and Nominating Committee with respect to succession planning for the CEO, CFO, COO and other senior officers of the Company;
(f)ensuring that the Company operates at all times within applicable laws and regulations and to the highest ethical standards;
(g)approving and monitoring compliance with significant policies and procedures by which the Company is operated;
(h)developing strong corporate governance policies and procedures for the Company;
(i)ensuring the Company has in place a disclosure policy to enable the Company to communicate effectively with its shareholders, other stakeholders and the public generally and receive shareholder feedback;
(j)ensuring that the Company’s financial results are reported fairly and in accordance with generally accepted accounting standards;
(k)ensuring the timely reporting of any other developments that have a significant and material impact on the value of the Company; and
(l)determining whether any members of the Company’s audit committee are “audit committee financial experts” as such term is defined in the rules and regulations of the United States Securities and Exchange Commission.
2.6It is expected that each director must be able to devote sufficient time to discharge their responsibilities effectively. In order to facilitate this, the Board has adopted a policy limiting the number of boards considered appropriate for directors, having regard to whether they are independent directors or members of management. Specifically, in the case of the CEO, they shall not sit on more than two public company boards (including that of the Company), and in the case of a non-management director, they shall not sit on more than four public company boards (including that of the Company. The Board may, at its discretion, permit a further directorship in the case of a non-management director.
2.7Directors are expected to attend Board meetings, meetings of Board committees of which they are members and, where practicable, the annual meeting of the shareholders of the Company. Directors are also expected to spend the time needed, and to meet as frequently as necessary, to discharge their responsibilities.
2.8Directors are expected to comply with the Code of Business Conduct and Ethics of the Company and any related policies or codes duly approved dealing with business conduct and ethics.

2025 Management Information Circular	92 | ALAMOS GOLD INC.

3.    Authority
3.1.The Board is authorized to carry out its responsibilities as set out in this Mandate.
3.2.The Board is authorized to retain, and to set and pay the compensation of independent legal counsel and other advisers if it considers this appropriate.
3.3.The Board is authorized to invite officers and employees of the Company and outsiders with relevant experience and expertise to attend or participate in its meetings and proceedings, if it considers this appropriate.
3.4.The Directors will have unrestricted access to the officers and employees of the Company. The Directors will use their judgment to ensure that any such contact is not disruptive to the operations of the Company and will, to the extent appropriate, advise the Chief Executive Officer of the Company of any direct communications between them and the officers and employees of the Company.
3.5.The Board and the Directors have unrestricted access to the advice and services of the Corporate Secretary and outside auditors and legal counsel.
3.6.The Board may delegate certain of its functions to Board committees, each of which may have its own charter or mandate. The following committees are currently constituted and are authorized to carry out the duties set out in their respective charters or mandates:

Board Committee	Charter or Mandate
Audit Committee	Audit Committee Charter
Human Resources Committee	Human Resources Committee Charter
Corporate Governance and Nominating Committee	Corporate Governance and Nominating Committee Charter
Technical and Sustainability Committee	Technical and Sustainability Committee Charter
Public Affairs Committee	Public Affairs Committee Charter
4.    Delegation to Management
4.1.To assist the Directors in discharging their responsibilities, the Board expects management of the Company to:
(a)review and update annually (or more frequently if appropriate) the Company’s strategic plan, and report regularly to the Board on the implementation of the strategic plan in light of evolving conditions;
(b)prepare and present to the Board annually (or more frequently if appropriate) a business plan and budget, and report regularly to the Board on the Company’s performance against the business plan and budget;
(c)report regularly to the Board on the Company’s business and affairs and on any matters of material consequence for the Company and its shareholders;
(d)speak for the Company in its communications with shareholders and the public in accordance with the Company’s Disclosure Policy;
(e)comply with any additional expectations that are developed and communicated during the annual strategic planning and budgeting process and during regular Board and Board committee meetings; and
(f)consult the Board with respect to all matters which by law require Board approval and, specifically, as to those matters set out in any delegation of authority policy or other similar directive.
4.2.The Board expects the Chief Executive Officer to fulfill the mandate, duties and responsibilities as set out in the Chief Executive Officer Mandate (Schedule “A”).

2025 Management Information Circular	93 | ALAMOS GOLD INC.

5.    Meetings and Proceedings
5.1Board meetings and proceedings shall be carried out in accordance with the Company’s By-Law Number 1.
5.2The Secretary or his delegate shall keep minutes of all meetings of the Board, including all resolutions passed by the Board. Minutes of meetings shall be distributed to the Directors after preliminary approval thereof by the Chair.
5.3An individual who is not a Director may be invited to attend a meeting of the Board for all or part of the meeting.
5.4The independent Directors shall meet regularly alone to facilitate full communication.
6.    Self-Assessment
6.1.The Board shall, together with the Corporate Governance and Nominating Committee, at least annually, assess the Board’s effectiveness with a view to ensuring that the performance of the Board accords with best practices.
6.2.The Board shall annually review this Mandate and update it as required.
7.    Responsibilities of Chair
7.1.The Chair shall provide leadership to the Board to enhance the Board’s effectiveness, including:
(a)ensuring that the responsibilities of the Board are well understood by both management and the Board and acting as a liaison between the Board and management to ensure that relationships between the Board and management are conducted in a professional and constructive manner;
(b)ensuring that the Board works as a cohesive team with open communication;
(c)ensuring that the resources available to the Board (in particular, timely and relevant information) are adequate to support its work;
(d)together with the Corporate Governance and Nominating Committee, ensuring that a process is in place by which the effectiveness of the Board and its committees (including size and composition) is assessed at least annually; and
(e)together with the Corporate Governance and Nominating Committee, ensuring that a process is in place by which the contribution of individual directors to the effectiveness of the Board is assessed at least annually.
7.2.The Chair is responsible for managing the Board, including:
(a)preparing the agenda of the Board meetings and ensuring pre-meeting material is distributed in a timely manner and is appropriate in terms of relevance, efficient format and detail;
(b)chairing all meetings of the Board in a manner that promotes meaningful discussion;
(c)adopting procedures to ensure that the Board can conduct its work effectively and efficiently, including committee structure and composition, scheduling, and management of meetings;
(d)ensuring meetings are appropriate in terms of frequency, length and content;
(e)ensuring that, where functions are delegated to appropriate committees, the functions are carried out and results are reported to the Board;
(f)working with the Corporate Governance and Nominating Committee in approaching potential candidates once potential candidates are identified, to explore their interest in joining the Board; and
(g)fulfills the mandate and responsibilities as set out in the position description for the Chair of the Board (Schedule “B”).
7.3.The Chair is responsible for chairing the meeting of shareholders of the Company, or delegating such duty to an appropriate member of the Board or Management.

2025 Management Information Circular	94 | ALAMOS GOLD INC.

7.4.The Chair is responsible for liaising with and, where appropriate, providing direction to the activities of the Corporate Secretary.
7.5.At the request of the Board, the Chair shall represent the Company to external groups such as shareholders and other stakeholders, including community groups and governments.
7.6.The Chair may delegate or share, where appropriate, certain of the above responsibilities with any independent committee of the Board.

2025 Management Information Circular	95 | ALAMOS GOLD INC.

Schedule “A”
Position Description
Chief Executive Officer
1.    Mandate
The Chief Executive Officer (the “CEO”) is the senior management officer of Alamos Gold Inc. (the “Company”). As such, the CEO is to: be the leader of an effective and cohesive management team for the Company; set the tone for the Company by exemplifying consistent values of high ethical standards and fairness; lead the Company in defining its vision; be the main spokesperson for the Company; and, bear the chief responsibility to ensure the Company meets its short-term operational and long-term strategic goals. The CEO works with and is accountable to the Board of Directors of the Company (the “Board”) with due regard to the Board's requirement to be informed and to be independent.
2.    Duties and Responsibilities
The CEO's primary duties and responsibilities are to:
(a)foster a corporate culture that promotes ethical practices, encourages individual integrity and fulfills environmental, social and governance responsibilities;
(b)maintain a positive work climate that is conducive to attracting, retaining and motivating a diverse group of top-quality employees at all levels;
(c)develop and recommend to the Board long-term strategies and a vision for the Company that leads to creation of shareholder value;
(d)develop and recommend to the Board annual business plans and budgets that support the Company's long-term strategy;
(e)develop for approval by the Board the corporate objectives which the CEO is responsible to meet;
(f)identify the principal risks of the Company's business and ensure the implementation of appropriate systems to manage these risks;
(g)ensure that personnel and systems are in place so that the day-to-day business affairs of the Company are appropriately managed;
(h)consistently strive to achieve the Company's strategic, financial and operating goals and objectives;
(i)ensure that appropriate personnel and systems are in place for the integrity and adequacy of the Company's internal control and management information systems;
(j)ensure that the Company achieves and maintains a satisfactory competitive position within its industry and a high standard for its products and services;
(k)ensure, in cooperation with the Board, that there is an effective succession plan in place for the CEO position;
(l)ensure, in cooperation with the Board, that the Company has an effective management team below the level of the CEO and has an active succession plan, including the appointment, training and monitoring of senior management;
(m)formulate and oversee the implementation of major corporate policies;
(n)ensure, in cooperation with the Board, that there is an effective disclosure policy for the Company;
(o)serve as the chief spokesperson for the Company;
(p)comply at all times with the Company’s Code of Business Conduct and Ethics; and
(q)ensure that Board approval is obtained for the matters requiring Board approval, as set out in the Company’s Delegation of Authority Policy.

2025 Management Information Circular	96 | ALAMOS GOLD INC.

Schedule “B”
Position Description
Chair of the Board of Directors
1.    Mandate
The Chair of the Board of Directors (the “Board”) of Alamos Gold Inc. (the “Company”) takes all reasonable measures to ensure the Board fulfills its oversight responsibilities. The Chair is responsible for the management and the effective performance of the Board, and provides leadership and direction to the Board.
2.    Responsibilities
In addition to the responsibilities applicable to all directors of the Company, the responsibilities of the Chair of the Board include the following:
(a)Presiding at all meetings of the Company’s shareholders and of the Board;
(b)Assisting the Board, Board Committees and the individual directors in effectively understanding and discharging their respective duties and responsibilities;
(c)During Board meetings, encouraging participation and discussion by individual directors, facilitating consensus, and ensuring that clarity regarding decisions is reached and duly recorded;
(d)Fostering ethical and responsible decision making by the Board and its individual members;
(e)Providing advice and counsel to the Chief Executive Officer and other senior officers of the Company;
(f)Overseeing all aspects of the Board and Board Committee functions to ensure compliance with the Company’s corporate governance practices;
(g)Overseeing an annual Board self-assessment;
(h)Ensuring independent directors regularly discuss among themselves, without the presence of management, the Company’s affairs; and
(i)Carrying out other responsibilities at the request of the Board.

2025 Management Information Circular	97 | ALAMOS GOLD INC.

SCHEDULE “B”
ALAMOS GOLD INC.
LONG-TERM INCENTIVE PLAN
1.PURPOSE
The purpose of the Plan is to attract, retain and motivate persons with training, experience and leadership as directors, officers and employees of the Corporation and its subsidiaries, to advance the long-term interests of the Corporation by providing such persons with the opportunity and incentive, through equity-based compensation, to acquire an ownership interest in the Corporation, and to promote a greater alignment of interests between such persons and shareholders of the Corporation.
2.DEFINITIONS AND INTERPRETATION
2.1Definitions. For purposes of the Plan, the following words and terms shall have the following meanings:
“Active Employment” or “Actively Employed” means when a Participant is employed and actively providing services to the Corporation or any subsidiary, or a Participant is on a vacation or a leave of absence approved by the Corporation or any subsidiary or authorized under applicable law. For purposes of this Plan, except as may be required to comply with minimum requirements of applicable employment standards legislation, a Participant is not Actively Employed if his or her employment has been terminated by the Participant’s resignation or retirement or by the Corporation or any subsidiary, regardless of whether the Participant’s employment has been terminated with or without cause, lawfully or unlawfully or with or without notice, and, except as may be required by minimum requirements of applicable employment standards legislation, being Actively Employed does not include any period during, or in respect of, which a Participant is receiving or is entitled to receive payments in lieu of notice (whether by way of lump sum or salary continuance), benefits continuance, severance pay, damages for wrongful dismissal or other termination related payments or benefits, in each case, whether pursuant to statute, contract, common law, civil law or otherwise;
“Addendum” means the addendum for US Taxpayers (as defined in the Addendum) attached hereto as Addendum A – Special Provisions Applicable to US Taxpayers and forming part of the Plan;
“Administrative Agent” has the meaning ascribed thereto in Section 3.4;
“affiliate” means an “affiliated company” determined in accordance with the Securities Act (Ontario) and also includes those entities that are similarly related, whether or not any of the entities are corporations, companies, partnerships, limited partnerships, trusts, income trusts or investment trusts or any other organized entity issuing securities;
“associate” means an “associate” determined in accordance with the Securities Act (Ontario);
“Award” means an Option, Performance Share Unit, Restricted Share Unit and/or Deferred Share Unit granted under the Plan (as applicable);
“Award Agreement” means an Option Award Agreement, a PSU Award Agreement, an RSU Award Agreement and/or a DSU Award Agreement (as applicable);
“Blackout Period” means an interval of time during which (a) trading in securities of the Corporation is restricted in accordance with the policies of the Corporation; or (b) the Corporation has otherwise determined that one or more Participants may not trade in securities of the Corporation because they may be in possession of undisclosed material information (as defined under applicable securities laws);
“Board” means the board of directors of the Corporation or, if established and duly authorized to act, a committee of the board of directors of the Corporation;

2025 Management Information Circular	98 | ALAMOS GOLD INC.

“Business Day” means any day, other than Saturday, Sunday or any statutory holiday in the Province of Ontario, Canada;
“Canadian Taxpayer” means a Participant liable to pay income taxes in Canada as a result of the receipt of an Award or the settlement thereof;
“Change in Control” means the occurrence of any one or more of the following events:
(a)a consolidation, merger, amalgamation, arrangement or other reorganization or acquisition involving the Corporation or any of its subsidiaries and another corporation or other entity, as a result of which the holders of Shares prior to the completion of the transaction hold less than 50% of the votes attached to all of the outstanding voting securities of the successor corporation or entity after completion of the transaction;
(b)a resolution is adopted to wind-up, dissolve or liquidate the Corporation;
(c)any person, entity or group of persons or entities acting jointly or in concert (the “Acquiror”) acquires, or acquires control (including the power to vote or direct the voting) of, voting securities of the Corporation which, when added to the voting securities owned of record or beneficially by the Acquiror or which the Acquiror has the right to vote or in respect of which the Acquiror has the right to direct the voting, would entitle the Acquiror and/or associates and/or affiliates of the Acquiror to cast or direct the casting of 50% or more of the votes attached to all of the Corporation’s outstanding voting securities which may be cast to elect directors of the Corporation or the successor corporation (regardless of whether a meeting has been called to elect directors);
(d)the sale, transfer or other disposition of all or substantially all of the assets of the Corporation;
(e)as a result of or in connection with:
(i)the contested election of directors; or
(ii)a transaction referred to in paragraph (a) of this definition of “Change in Control”, the nominees named in the most recent management information circular of the Corporation for election to the board of directors of the Corporation shall not constitute a majority of the members of the board of directors of the Corporation; or
(f)the Board adopts a resolution to the effect that a transaction or series of transactions involving the Corporation or any of its affiliates that has occurred or is imminent is a Change in Control, and for purposes of the foregoing, “voting securities” means the Shares and any other shares entitled to vote for the election of directors, and shall include any securities, whether or not issued by the Corporation, which are not shares entitled to vote for the election of directors but which are convertible into or exchangeable for shares which are entitled to vote for the election of directors, including any options or rights to purchase such shares or securities;
“Corporation” means Alamos Gold Inc., including its subsidiaries and affiliates as the context requires;
“Date of Disability” means the date on which a Participant experiences a Termination Date due to a Disability;
“Deferred Annual Amount” has the meaning ascribed thereto in Section 8.1(b);

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“Deferred Share Unit” means a deferred share unit granted in accordance with Section 8.1, the value of which on any particular date shall be equal to the Market Price of one Share, and that represents the right to receive cash and/or Shares equal to the Market Price of one Share on settlement of the Deferred Share Unit;
“Disability” means a medical condition that would qualify a Participant for long-term disability benefits under their applicable benefits plan sponsored or maintained by the Corporation or a subsidiary of the Corporation;
“Dividend Equivalents” means the right, if any, granted under Section 14, to receive payments in cash or in Shares, based on dividends declared on Shares;
“DSU Account” has the meaning ascribed thereto in Section 8.3;
“DSU Award Agreement” means a written confirmation agreement, in such form(s) as determined by the Corporation from time to time, setting out the terms and conditions relating to a Deferred Share Unit and entered into in accordance with Section 8.2;
“DSU Separation Date” means, with respect to Deferred Share Units granted to a Participant, the date on which the Participant ceases to hold all positions with the Corporation or a corporation related to the Corporation within the meaning of the Income Tax Act (Canada) as a result of the Participant’s death or retirement from, or loss of, an office or employment for purposes of paragraph 6801(d) of the Regulations under the Income Tax Act (Canada);
“Early Retirement” means, in the case of an employee of the Corporation or any subsidiary (and unless otherwise determined by the Corporation in its sole discretion), (a) a Participant’s voluntary termination of employment with the Corporation or any subsidiary with the intention to retire on or after the date that the Participant reaches age sixty (60) and the Participant has at least five (5) years of service in the aggregate with the Corporation or any of its subsidiaries as at the Participant’s Termination Date, other than a Retirement, and (b) where in connection with subparagraph (a), the Participant (i) has provided three (3) months’ prior written notice to the Corporation of their intention to voluntarily terminate their employment, (ii) has not received, nor is or may be entitled to receive, any statutory notice, termination or severance pay, contractual or common law notice, or any payments or damages in lieu of the foregoing, and (iii) has agreed in writing not to engage in employment or business activities that are competitive with the business of the Corporation or its subsidiaries;
“Eligible Person” means:
(a)for all Performance Share Units and Restricted Share Units, any officer or employee of the Corporation or any subsidiary of the Corporation who has not experienced a Termination Date and is eligible to receive Awards under the Plan;
(b)for all Options, any officer or employee of the Corporation or any subsidiary of the Corporation who has not experienced a Termination Date and is eligible to receive Awards under the Plan; and
(c)for all Deferred Share Units, any non-executive director of the Corporation or any subsidiary of the Corporation who is eligible to receive Awards under the Plan.
Grant Date” means the date on which the Award is made to an Eligible Person in accordance with the provisions hereof;
“Insider” means an “insider” determined in accordance with the Toronto Stock Exchange Company Manual in respect of the rules governing Security-Based Compensation Arrangements, as such definition may be amended, supplement or replaced from time to time;
“Market Price”, as of a particular date, shall be equal to the volume-weighted average trading price of the Shares for the five (5) trading days immediately preceding such date as reported by the Toronto Stock Exchange, or, if the Shares are not listed on the Toronto Stock Exchange, on such other principal stock

2025 Management Information Circular	100 | ALAMOS GOLD INC.

exchange or over-the-counter market on which the Shares are listed or quoted, as the case may be. If the Shares are not publicly traded or quoted, then the “Market Price” shall be the fair market value of the Shares, as determined by the Board, on the particular date;
“Option” means an option to purchase Shares granted under Section 5.1;
“Option Award Agreement” means a written award agreement, in such form(s) as determined by the Corporation from time to time, setting out the terms and conditions relating to an Option and entered into in accordance with Section 5.2;
“Option Price” has the meaning ascribed thereto in Section 5.2(b);
“Participant” means a current or former Eligible Person holding outstanding Awards granted pursuant to the Plan, or his or her Personal Representatives or Permitted Assigns, as the context requires;
“Performance Share Unit” means a performance share unit granted in accordance with Section 6.1, the value of which on any particular date shall be equal to the Market Price of one Share, and that represents the right to receive cash and/or Shares equal to the Market Price of one Share on settlement of the Performance Share Unit;
“Permitted Assign” means a “permitted assign” as defined in National Instrument 45-106 – Prospectus and Registration Exemptions of the Canadian Securities Administrators;
“Person” means any individual, partnership, limited partnership, joint venture, syndicate, sole proprietorship, corporation with or without share capital, unincorporated association, trust, trustee, executor, administrator or other legal personal representative, regulatory body or agency, government or governmental agency, authority or entity however designated or constituted;
“Personal Representative” means:
(a)in the case of a Participant who, for any reason, is incapable of managing its affairs, the Person entitled by law to act on behalf of such Participant; and
(b)in the case of a deceased Participant, the executor or administrator of the deceased duly appointed by a court or public authority having jurisdiction to do so;
“Plan” means this Alamos Gold Inc. Long-Term Incentive Plan, as amended or amended and restated from time to time;
“PSU Account” has the meaning ascribed thereto in Section 6.3;
“PSU Award Agreement” means a written confirmation agreement, in such form(s) as determined by the Corporation from time to time, setting out the terms and conditions relating to a Performance Share Unit and entered into in accordance with Section 6.2;
“PSU Vesting Date” means, with respect to Performance Share Units granted to a Participant, the date determined in accordance with Section 6.4, which date, for Canadian Taxpayers, shall not be later than the date referred to in Section 6.2(b);
“Redemption Date” means, subject to Section 8.5(a), up to three dates elected by the Participant, being the dates on which the Participant delivers a notice of settlement to the Corporation, which shall not be earlier than the applicable DSU Separation Date and which shall not be later than December 15 of the first calendar year that commences after the applicable DSU Separation Date.
“Restricted Share Unit” means a restricted share unit granted in accordance with Section 7.1, the value of which on any particular date shall be equal to the Market Price of one Share, and that represents the right to receive cash and/or Shares equal to the Market Price of one Share on settlement of the Restricted Share Unit;

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“Retirement” means, in the case of an employee of the Corporation or any subsidiary, a Participant’s voluntary termination of employment with the Corporation or any subsidiary with the intention to retire following the end of the month in which they turn sixty-five (65);
“RSU Account” has the meaning ascribed thereto in Section 7.3;
“RSU Award Agreement” means a written confirmation agreement, in such form(s) as determined by the Corporation from time to time, setting out the terms and conditions relating to a Restricted Share Unit and entered into in accordance with Section 7.2;
“RSU Vesting Date” means, with respect to Restricted Share Units granted to a Participant, the date determined in accordance with Section 7.4, which date, for Canadian Taxpayers, shall not be later than the date referred to in Section 7.2(b);
“Security-Based Compensation Arrangement” has the meaning ascribed in Section 613(b) of the Toronto Stock Exchange Company Manual, as amended, amended and restated or replaced from time to time and shall include:
(a)stock option plans for the benefit of employees, insiders, service providers, or any one of such groups;
(b)individual stock options granted to employees, service providers, or insiders if not granted pursuant to a plan previously approved by the Corporation’s security holders;
(c)stock purchase plans where the Corporation provides financial assistance or where the Corporation matches the whole or a portion of the securities being purchased;
(d)stock appreciation rights involving issuances of securities from treasury;
(e)any other compensation or incentive mechanism involving the issuance or potential issuances of securities of the Corporation from treasury; and
(f)security purchases from treasury by an employee, insider, or service provider which is financially assisted by the Corporation by any means whatsoever;
“Service Agreement” means any written agreement between a Participant and the Corporation or a subsidiary of the Corporation (as applicable), in connection with that Participant’s employment or engagement as a director, officer or employee or the termination of such employment or engagement, as amended, replaced or restated from time to time;
“Shares” mean Class A common shares of the Corporation;
“subsidiary” means a “subsidiary” (i) determined in accordance with National Instrument 45-106 – Prospectus Exemptions of the Canadian Securities Administrators, and (ii) in respect of Deferred Share Units, related to the Corporation for purposes of the Income Tax Act (Canada); and
“Termination Date” means the later of (a) the last day of any statutory minimum notice period applicable to the Participant in connection with the Participant’s termination of employment with the Corporation or any of its subsidiaries pursuant to applicable employment standards legislation, and (b) the Participant’s last day of Active Employment by the Corporation or any subsidiary for any reason whatsoever, but in any case (i) regardless of whether the Participant’s employment is terminated with or without cause, through actions or events constituting constructive dismissal, lawfully or unlawfully, with or without any adequate reasonable notice, or with or without any adequate compensation in lieu of such reasonable notice, and without regard to whether the Participant continues thereafter to receive any compensatory payments or other amounts from the Corporation or any subsidiary and (ii) except as may be required by minimum requirements of applicable employment standards legislation, does not include any severance period or notice period to which the Participant might then be entitled or any period of salary continuance or deemed employment or other damages paid or payable to the Participant in respect of his or her termination of

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employment, and, in the case of both subsections (i) and (ii), whether pursuant to any applicable statute, contract, civil law, the common law or otherwise.
2.2Headings. The headings of all articles, sections, and paragraphs in the Plan are inserted for convenience of reference only and shall not affect the construction or interpretation of the Plan.
2.3Context; Construction. Whenever the singular or masculine are used in the Plan, the same shall be construed as being the plural or feminine or neuter or vice versa where the context so requires.
2.4Statutes. Any reference to a statute, regulation, rule, instrument, or policy statement shall refer to such statute, regulation, rule, instrument, or policy statement as the same may be amended, replaced or re-enacted from time to time.
2.5Canadian Funds. Unless otherwise specifically provided, all references to dollar amounts in the Plan are references to lawful money of Canada. Any amounts paid on exercise or in settlement of an Award shall be paid in Canadian dollars.
2.6Addendum. The following addendum is attached to, forms part of, and shall be deemed to be incorporated in, the Plan:

Addendum	Title
Addendum A	Special Provisions Applicable to US Taxpayers
3.ADMINISTRATION OF THE PLAN
3.1The Plan shall be administered by the Board.
3.2The Board shall have the power, where consistent with the general purpose and intent of the Plan and subject to the specific provisions of the Plan:
(a)to establish policies and to adopt rules and regulations for carrying out the purposes, provisions and administration of the Plan and to amend or revoke such policies, rules and regulations;
(b)to interpret and construe the Plan and to determine all questions arising out of the Plan and any Award awarded pursuant to the Plan, and any such interpretation, construction or determination made by the Board shall be final, binding and conclusive for all purposes;
(c)to determine the time or times when Awards will be awarded, subject to the requirements of applicable securities laws and regulatory requirements;
(d)to recommend to the Board which Eligible Persons should be granted Awards, subject to the approval of the Board;
(e)to recommend to the Board the number of Awards to be awarded to Eligible Persons, subject to the approval of the Board;
(f)to determine the term of Awards and the vesting criteria applicable to Awards (including performance vesting, if applicable);
(g)to determine if Shares which are subject to an Award will be subject to any restrictions upon the exercise or vesting of such Award;
(h)to prescribe the form of the instruments relating to the grant, exercise and other terms of Awards including the form or forms of Option Award Agreements, PSU Award Agreements,

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RSU Award Agreements, DSU Award Agreements and all ancillary documents and instruments related to the Plan and Awards; and
(i)subject to Section 13, to make all other determinations under, and such interpretations of, and to take all such other steps and actions in connection with the proper administration of the Plan as it, in its sole discretion, may deem necessary or advisable.
The Board’s guidelines, rules, regulation, interpretations and determinations shall be conclusive and binding upon the Corporation and all other Persons.
3.3Delegation. The Board may delegate to any director, officer or employee of the Corporation, including but not limited to a committee of the Board, such of the Board’s duties and powers relating to the Plan as the Board may see fit, subject to applicable law.
3.4Use of Administrative Agent. The Board may in its sole discretion appoint from time to time one or more entities to act as administrative agent to administer Awards granted under the Plan and to act as trustee to hold and administer the Plan and the assets that may be held in respect of Awards granted under the Plan, the whole in accordance with the terms and conditions determined by the Board in its sole discretion (the “Administrative Agent”).
3.5Limitation of Liability and Indemnification. No member of the Board or a committee of the Board will be liable for any action or determination taken or made in good faith with respect to the Plan or any Awards granted thereunder and each such member shall be entitled to indemnification by the Corporation with respect to any such action or determination in the manner provided for by the Board or a committee of the Board.
4.SHARES SUBJECT TO THE PLAN AND INSIDER PARTICIPATION LIMITS
4.1Shares Subject to Awards. Subject to adjustment under the provisions of Section 10, the aggregate number of Shares to be reserved and set aside for issue upon the exercise or redemption and settlement for all Awards granted under this Plan, together with all other established Security-Based Compensation Arrangements of the Corporation (other than any securities issued pursuant to Section 613(c) (Employment Inducements) of the Toronto Stock Exchange Company Manual), shall not exceed 4% of the issued and outstanding Shares outstanding at the time of the granting of the Award (on a non-diluted basis); provided that, the aggregate number of Shares to be reserved and set aside for redemption and settlement for all Deferred Share Units, Restricted Share Units and Performance Share Units granted under this Plan shall not exceed 2% of the issued and outstanding Shares outstanding at the time of the granting of the Deferred Share Units, Restricted Share Units and Performance Share Units (on a non-diluted basis), as applicable. In respect of Performance Share Units, the maximum Shares issuable under the grant shall be included in the calculation for purposes of this Section 4.1.
4.2Shares Available for Future Grants. Any Shares subject to an Award which for any reason expires without having been exercised or is forfeited or terminated shall again be available for future Awards under the Plan and any Shares subject to an Award that is settled in cash rather than Shares issued from treasury shall again be available for future Awards under the Plan.
4.3Insider Participation Limits. The Plan, when combined with all of the Corporation’s other previously established Security-Based Compensation Arrangements, shall not result at any time in:
(a)a number of Shares issued to Insiders within a one-year period exceeding 5% of the issued and outstanding Shares; and
(b)a number of Shares issuable to Insiders at any time exceeding 5% of the issued and outstanding Shares.
4.4Outside Director Limit. The Plan, when combined with all of the Corporation’s other previously established Security-Based Compensation Arrangements, shall not result at any time in (i) a number of Shares issuable to all non-executive directors of the Corporation exceeding 1% of the issued and outstanding

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Shares at such time, or (ii) a number of Shares issuable to any one non-executive director pursuant to Awards granted within a one-year period exceeding an Award value of $150,000 per such non-executive director; provided that Deferred Share Units granted in lieu of director fees payable on account of a director’s service as a member of the Board shall be excluded for purposes of the above-noted limits.
4.5Fractional Shares. No fractional Shares shall be issued upon the exercise of Options or the settlement of Performance Share Units, Restricted Share Units or Deferred Share Units in Shares, and the Board may determine the manner in which fractional share value shall be treated.
5.OPTIONS
5.1Grant. Options may be granted to Eligible Persons (excluding, for greater certainty, non-executive directors of the Corporation) at such time or times as shall be determined by the Board by resolution. The Grant Date of an Option for purposes of the Plan will be the date on which the Option is awarded by the Board, or such later date determined by the Board, subject to applicable securities laws and regulatory requirements. The grant of an Option to an individual at any time shall neither entitle such individual to receive, nor preclude such individual from receiving, a subsequent grant of an Option. In all cases, Options shall be in addition to, and not in substitution for or in lieu of, ordinary salary and wages payable to a Participant in respect of the Participant’s services to the Corporation or its subsidiaries.
5.2Terms and Conditions of Options. Options shall be evidenced by an Option Award Agreement, which shall specify such terms and conditions, not inconsistent with the Plan, as the Board shall determine, including:
(a)the number of Shares to which the Options to be awarded to the Participant pertain;
(b)the exercise price per Share subject to each Option (the “Option Price”), which shall in no event be lower than the Market Price on the Grant Date;
(c)the Option’s scheduled expiry date, which shall not exceed seven (7) years from the Grant Date (provided that if no specific determination as to the scheduled expiry date is made by the Board, the scheduled expiry date shall be seven (7) years from the Grant Date); and
(d)such other terms and conditions, not inconsistent with the Plan, as the Board shall determine, including customary representations, warranties and covenants with respect to securities law matters.
For greater certainty, each Option Award Agreement may contain terms and conditions in addition to those set forth in the Plan.
5.3Vesting. Subject to Section 12, unless otherwise determined by the Board in accordance with the provisions hereof, or unless otherwise specified in the Participant’s Service Agreement or Option Award Agreement, each Option shall vest as to one-third of the number of Shares granted by such Option on each of the first three anniversaries of the Grant Date of such Option (and in no circumstances shall Options vest at a rate that is faster).
5.4Exercise of Option. Options may be exercised only to the extent vested. Options may be exercised by the Participant by delivering to the Corporation a notice of exercise, in the form(s) as determined by the Corporation from time to time, or through the Administrative Agent if permitted by the Corporation, in each case, specifying the number of Shares with respect to which the Option is being exercised. Payment of the Option Price may be made by one or more of the following methods (or any combination thereof):
(a)in cash, by certified cheque made payable to the Corporation, by wire transfer of immediately available funds, or other instrument acceptable to the Board; or
(b)if permitted by the Board, by a “cashless exercise” arrangement (with a full deduction from the number of Shares available for issuance under the Plan), whereby the Participant shall elect to receive either: (i) an amount in cash per Option equal to the cash proceeds realized

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upon the sale of the Shares by a securities dealer in the capital markets, less the applicable Option Price and any withholding taxes due as a result of the exercise of the Option; or (ii) the net number of Shares remaining after the sale of such number of Shares by a securities dealer in the capital markets as required to realize cash proceeds equal to the applicable Option Price and any withholding taxes due as a result of the exercise of the Option; provided that the transfer cost incurred to sell the Shares will be deducted from the net proceeds payable to the Participant;
provided that, in either case, the Participant shall pay to the Corporation amounts necessary to satisfy applicable federal and provincial withholding tax and, if applicable, Canada Pension Plan and other statutory deduction requirements pursuant to Section 15.4 or shall otherwise make arrangements satisfactory to the Corporation for such requirements.
No certificates for Shares so purchased will be issued to the Participant until the Participant and the Corporation have each completed all steps required by law to be taken in connection with the issuance and sale of the Shares. The delivery of certificates representing the Shares to be purchased pursuant to the exercise of an Option will be contingent upon receipt from the Participant by the Corporation or the Administrative Agent on behalf of the Corporation, as applicable, of the full purchase price for such Shares and the fulfillment of any other requirements contained in the Option Award Agreement or applicable provisions of laws. Upon receipt of payment in full and the fulfillment of any other such requirements, the number of Shares issuable pursuant to the exercise of such Options will be duly issued to the Participant as fully paid and non-assessable Shares, following which the Participant shall have no further rights, title or interest with respect to such Options.
5.5Termination of Option Due to Termination of Employment or Engagement. Unless otherwise determined by the Board, or unless otherwise provided in the Participant’s Service Agreement or Option Award Agreement, if a Participant’s employment or engagement terminates in any of the following circumstances, subject to Section 12, Options shall be treated in the manner set forth below. In the event that a Participant’s Options terminate and are forfeited or expire as set forth below, no amount shall be payable to the Participant in respect thereof as compensation, damages or otherwise (including on account of severance, payment in lieu of notice or damages for wrongful dismissal), except as required to satisfy the Participant’s minimum entitlements under applicable employment standards legislation. The Plan may take away or limit a Participant’s common law rights to the Participant’s Options and any common law rights to damages as compensation for the loss, or continued vesting, of the Participant’s Options during any reasonable notice period.

Reason for Termination	Vesting	Expiry of Option
Death
Unvested Options as of the date of death with a Grant Date prior to March 21, 2019 automatically terminate and shall be forfeited.

Unvested Options with a Grant Date on or after March 21, 2019 automatically vest as of the date of death.
Vested Options expire on the earlier of the scheduled expiry date of the Option and one (1) year following the date of death.

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Reason for Termination	Vesting	Expiry of Option
Disability
Unvested Options as of the Date of Disability with a Grant Date prior to March 21, 2019 automatically terminate and shall be forfeited on the Date of Disability.

Unvested Options as of the Date of Disability with a Grant Date on or after March 21, 2019 continue to vest in accordance with the terms of the Option.
Vested Options expire on the scheduled expiry date of the Option.
Retirement and Early Retirement
Unvested Options continue to vest in accordance with the terms of the Option, subject to compliance with any applicable non-compete and/or non-solicit provisions.

If the Participant breaches any applicable non-compete and/or non-solicit provisions, without having received prior written consent from the Corporation, all unvested Options automatically terminate and shall be forfeited as of the date of such breach.

Vested Options expire on the scheduled expiry date of the Option.

If the Participant breaches any applicable non-compete and/or non-solicit provisions, without having received prior written consent from the Corporation, all Vested Options expire on the earlier of the scheduled expiry date of the Option and three (3) months following the applicable Termination Date.

Resignation	Unvested Options as of the Termination Date automatically terminate and shall be forfeited on the Termination Date.	Vested Options expire on the earlier of the scheduled expiry date of the Option and three (3) months following the Termination Date.
Termination without Cause – No Change in Control Involved	Unvested Options automatically terminate and shall be forfeited on the Termination Date.	Vested Options expire on the earlier of the scheduled expiry date of the Option and three (3) months following the Termination Date.
Termination for Cause	Options, whether vested or unvested as of the Termination Date, automatically terminate and shall be forfeited on the Termination Date.

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6.PERFORMANCE SHARE UNITS
6.1Grant. Performance Share Units may be granted to Eligible Persons at such time or times as shall be determined by the Board by resolution. The Grant Date of a Performance Share Unit for purposes of the Plan will be the date on which the Performance Share Unit is awarded by the Board, or such later date determined by the Board, subject to applicable securities laws and regulatory requirements. The grant of a Performance Share Unit to an individual at any time shall neither entitle such individual to receive, nor preclude such individual from receiving, a subsequent grant of a Performance Share Unit. In all cases, Performance Share Units shall be in addition to, and not in substitution for or in lieu of, ordinary salary and wages payable to a Participant in respect of the Participant’s services to the Corporation or its subsidiaries. Unless otherwise provided in the applicable Award Agreement, Performance Share Units granted to a Participant shall be awarded solely in respect of services to be provided by such Participant in the calendar year in which the Grant Date occurs and future calendar years.
6.2Terms and Conditions of Performance Share Units. Performance Share Units shall be evidenced by a PSU Award Agreement, which shall specify such terms and conditions, not inconsistent with the Plan, as the Board shall determine, including:
(a)the number of Performance Share Units to be awarded to the Participant;
(b)the performance cycle applicable to each Performance Share Unit, which shall be the period of time between the Grant Date and the date on which the performance criteria specified in Section 6.2(c) must be satisfied before the Performance Share Unit is fully vested and may be settled by the Participant, before being subject to forfeiture or termination, which period of time, for Canadian Taxpayers, shall in no case end later than November 30 of the calendar year which is three (3) years after the calendar year in which the Grant Date occurs;
(c)the performance criteria, which may include criteria based on the Participant’s personal performance and/or the performance of the Corporation and/or its subsidiaries, that shall be used to determine the vesting of the Performance Share Units;
(d)whether and to what extent Dividend Equivalents will be credited to a Participant’s PSU Account in accordance with Section 14; and
(e)such other terms and conditions, not inconsistent with the Plan, as the Board shall determine, including customary representations, warranties and covenants with respect to securities law matters.
For greater certainty, each PSU Award Agreement may contain terms and conditions in addition to those set forth in the Plan and, if applicable, the Addendum. No Shares will be issued on the Grant Date and the Corporation shall not be required to set aside a fund for the payment of any such Awards.
6.3PSU Accounts. A separate notional account shall be maintained for each Participant with respect to Performance Share Units granted to such Participant (a “PSU Account”) in accordance with Section 15.3. Performance Share Units awarded to the Participant from time to time pursuant to Section 6.1 shall be credited to the Participant’s PSU Account and shall vest in accordance with Section 6.4. On the vesting of the Performance Share Units pursuant to Section 6.4 and the corresponding issuance of cash and/or Shares to the Participant pursuant to Section 6.5, or on the forfeiture or termination of the Performance Share Units pursuant to the terms of the Award, the Performance Share Units credited to the Participant’s PSU Account will be cancelled.
6.4Vesting. Subject to Section 12, unless otherwise determined by the Board in accordance with the provisions hereof, or unless otherwise specified in the Participant’s Service Agreement or PSU Award Agreement, each Performance Share Unit shall vest as at the date that is the end of the performance cycle (which shall be the “PSU Vesting Date”), subject to any performance criteria having been satisfied.

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6.5Settlement.
(a)Unless otherwise set forth in the applicable PSU Award Agreement, the vested Performance Share Units shall be settled by the Corporation within thirty (30) days after the applicable PSU Vesting Date. On settlement, the Corporation shall, for each vested Performance Share Unit being settled, deliver to the Participant a cash payment equal to the Market Price of one Share as of the PSU Vesting Date, one Share, or any combination of cash and Shares equal to the Market Price of one Share as of the PSU Vesting Date, in the sole discretion of the Board, subject to the Addendum (if applicable). No certificates for Shares issued in settlement will be issued to the Participant until the Participant and the Corporation have each completed all steps required by law to be taken in connection with the issuance of the Shares, including receipt from the Participant of payment or provision for all withholding taxes due as a result of the settlement of the Performance Share Units. The delivery of certificates representing the Shares to be issued in settlement of Performance Share Units will be contingent upon the fulfillment of any requirements contained in the PSU Award Agreement or applicable provisions of laws. Upon receipt of payment in full and the fulfillment of any other such requirements, the number of Shares issuable pursuant to the settlement of such Performance Share Units will be duly issued to the Participant as fully paid and non-assessable Shares.
(b)For greater certainty, for Canadian Taxpayers, in no event shall such settlement be later than December 31 of the calendar year which is three (3) years after the calendar year in which the Grant Date occurs.
6.6Termination of Performance Share Unit Due to Termination of Employment or Engagement. Unless otherwise determined by the Board, or unless otherwise provided in the Participant’s Service Agreement or PSU Award Agreement, if a Participant’s employment or engagement terminates in any of the following circumstances, Performance Share Units shall be treated in the manner set forth below. In the event that a Participant’s Performance Share Units terminate and/or are forfeited as set forth below, no amount shall be payable to the Participant in respect thereof as compensation, damages or otherwise (including on account of severance, payment in lieu of notice or damages for wrongful dismissal), except as required to satisfy the Participant’s minimum entitlements under applicable employment standards legislation. The Plan may take away or limit a Participant’s common law rights to the Participant’s Performance Share Units and any common law rights to damages as compensation for the loss, or continued vesting, of the Participant’s Performance Share Units during any reasonable notice period.

Reason for Termination	Treatment of Performance Share Units
Death
Outstanding Performance Share Units that were vested on or before the date of death shall be settled in accordance with Section 6.5.

Outstanding Performance Share Units that were not vested on or before the date of death shall vest as of the date of death and be settled in accordance with Section 6.5, prorated to reflect the actual period between the commencement of the performance cycle and the date of death, based on the achievement of the performance criteria for the applicable performance period(s) up to the date of death (for the avoidance of doubt and to the extent applicable, which such proration shall be conducted separately in respect of each grant of Performance Share Units granted pursuant to any applicable PSU Award Agreement(s)).

Subject to the foregoing, any remaining Performance Share Units shall in all respects terminate as of the date of death.

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Reason for Termination	Treatment of Performance Share Units
Retirement and Early Retirement
Outstanding Performance Share Units that vested on or before the Termination Date shall be settled in accordance with Section 6.5.
Outstanding Performance Share Units that were not vested on or before the Termination Date shall continue to vest and be settled in accordance with Section 6.5 in accordance their terms, based on the achievement of the performance criteria for the applicable performance period(s) and subject to compliance with any applicable non-compete and/or non-solicit provisions.
If the Participant breaches any applicable non-compete and/or non-solicit provisions, without having received prior written consent from the Corporation, all unvested Performance Share Units automatically terminate and shall be forfeited immediately on the date of such breach.
Subject to the foregoing, any remaining Performance Share Units shall in all respects terminate as of the expiry date of the applicable performance period.

Disability
Outstanding Performance Share Units that were vested on or before the Date of Disability shall be settled in accordance with Section 6.5.
Outstanding Performance Share Units that were not vested on or before the Date of Disability shall vest as of the Date of Disability and be settled in accordance with Section 6.5, prorated to reflect the actual period between the commencement of the performance cycle and the Date of Disability, based on the achievement of the performance criteria for the applicable performance period(s) up to the Date of Disability (for the avoidance of doubt and to the extent applicable, which such proration shall be conducted separately in respect of each grant of Performance Share Units granted pursuant to any applicable PSU Award Agreement(s)).
Subject to the foregoing, any remaining Performance Share Units shall in all respects terminate as of the Date of Disability.

Resignation
Outstanding Performance Share Units that were vested on or before the Termination Date shall be settled in accordance with Section 6.5 and any outstanding unvested Performance Share Units on the Termination Date shall automatically terminate and be forfeited on the Termination Date.

Termination without Cause – No Change in Control Involved
Outstanding Performance Share Units that were vested on or before the Termination Date shall be settled in accordance with Section 6.5.
Outstanding Performance Share Units that were not vested on or before the Termination Date shall vest as of the Termination Date and be settled in accordance with Section 6.5, prorated to reflect the actual period between the commencement of the performance cycle and the Termination Date, based on the achievement of the performance criteria for the applicable performance period(s) up to the Termination Date (for the avoidance of doubt and to the extent applicable, which such proration shall be conducted separately in respect of each grant of Performance Share Units granted pursuant to any applicable PSU Award Agreement(s)).
Subject to the foregoing, any remaining Performance Share Units shall in all respects terminate as of the Termination Date.

Termination of the Participant for Cause	Outstanding Performance Share Units (whether vested or unvested) shall automatically terminate and be forfeited on the Termination Date.

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7.     RESTRICTED SHARE UNITS
7.1Grant. Restricted Share Units may be granted to Eligible Persons at such time or times as shall be determined by the Board by resolution. The Grant Date of a Restricted Share Unit for purposes of the Plan will be the date on which the Restricted Share Unit is awarded by the Board, or such later date determined by the Board, subject to applicable securities laws and regulatory requirements. The grant of a Restricted Share Unit to an individual at any time shall neither entitle such individual to receive, nor preclude such individual from receiving, a subsequent grant of a Restricted Share Unit. In all cases, Restricted Share Units shall be in addition to, and not in substitution for or in lieu of, ordinary salary and wages payable to a Participant in respect of the Participant’s services to the Corporation or its subsidiaries. Unless otherwise provided in the applicable Award Agreement, Restricted Share Units granted to a Participant shall be awarded solely in respect of services to be provided by such Participant in the calendar year in which the Grant Date occurs and future calendar years.
7.2Terms and Conditions of Restricted Share Units. Restricted Share Units shall be evidenced by an RSU Award Agreement, which shall specify such terms and conditions, not inconsistent with the Plan, as the Board shall determine, including:
(a)the number of Restricted Share Units to be awarded to the Participant;
(b)the period of time between the Grant Date and the date on which the Restricted Share Unit is fully vested and may be settled by the Participant, before being subject to forfeiture or termination, which period of time, for Canadian Taxpayers, shall in no case be later than November 30 of the calendar year which is three (3) years after the calendar year in which the Grant Date occurs;
(c)whether and to what extent Dividend Equivalents will be credited to a Participant’s RSU Account in accordance with Section 14; and
(d)such other terms and conditions, not inconsistent with the Plan, as the Board shall determine, including customary representations, warranties and covenants with respect to securities law matters.
For greater certainty, each RSU Award Agreement may contain terms and conditions in addition to those set forth in the Plan and, if applicable, the Addendum. No Shares will be issued on the Grant Date and the Corporation shall not be required to set aside a fund for the payment of any such Awards.
7.3RSU Accounts. A separate notional account shall be maintained for each Participant with respect to Restricted Share Units granted to such Participant (an “RSU Account”) in accordance with Section 15.3. Restricted Share Units awarded to the Participant from time to time pursuant to Section 7.1 shall be credited to the Participant’s RSU Account and shall vest in accordance with Section 7.4. On the vesting of the Restricted Share Units pursuant to Section 7.4 and the corresponding issuance of cash and/or Shares to the Participant pursuant to Section 7.5, or on the forfeiture or termination of the Restricted Share Units pursuant to the terms of the Award, the Restricted Share Units credited to the Participant’s RSU Account will be cancelled.
7.4Vesting. Subject to Section 12, unless otherwise determined by the Board in accordance with the provisions hereof, or unless otherwise specified in the Participant’s Service Agreement or RSU Award Agreement, each Restricted Share Unit shall vest when all applicable restrictions shall have lapsed (which shall be the “RSU Vesting Date”). Unless otherwise determined by the Board in accordance with the provisions hereof, or unless otherwise specified in the Participant’s Service Agreement or RSU Award Agreement, each Restricted Share Unit shall vest no later than November 30th following the third anniversary of the Grant Date.
7.5Settlement.
(a)Unless otherwise set forth in the applicable RSU Award Agreement, the vested Restricted Share Units shall be settled by the Corporation within thirty (30) days after the applicable

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RSU Vesting Date. On settlement, the Corporation shall, for each vested Restricted Share Unit being settled, deliver to the Participant a cash payment equal to the Market Price of one Share as of the RSU Vesting Date, one Share, or any combination of cash and Shares equal to the Market Price of one Share as of the RSU Vesting Date, in the sole discretion of the Board, subject to the Addendum (if applicable). No certificates for Shares issued in settlement will be issued to the Participant until the Participant and the Corporation have each completed all steps required by law to be taken in connection with the issuance of the Shares, including receipt from the Participant of payment or provision for all withholding taxes due as a result of the settlement of the Restricted Share Units. The delivery of certificates representing the Shares to be issued in settlement of Restricted Share Units will be contingent upon the fulfillment of any requirements contained in the RSU Award Agreement or applicable provisions of laws. Upon receipt of payment in full and the fulfillment of any other such requirements, the number of Shares issuable pursuant to the settlement of such Restricted Share Units will be duly issued to the Participant as fully paid and non-assessable Shares.
(b)For greater certainty, for Canadian Taxpayers, in no event shall such settlement be later than December 31 of the calendar year which is three (3) years after the calendar year in which the Grant Date occurs.
7.6Termination of Restricted Share Unit Due to Termination of Employment or Engagement. Unless otherwise determined by the Board, or unless otherwise provided in the Participant’s Service Agreement or RSU Award Agreement, if a Participant’s employment or engagement terminates in any of the following circumstances, Restricted Share Units shall be treated in the manner set forth below. In the event that a Participant’s Restricted Share Units terminate and/or are forfeited as set forth below, no amount shall be payable to the Participant in respect thereof as compensation, damages or otherwise (including on account of severance, payment in lieu of notice or damages for wrongful dismissal), except as required to satisfy the Participant’s minimum entitlements under applicable employment standards legislation. The Plan may take away or limit a Participant’s common law rights to the Participant’s Restricted Share Units and any common law rights to damages as compensation for the loss, or continued vesting, of the Participant’s Restricted Share Units during any reasonable notice period.

Reason for Termination	Treatment of Restricted Share Units
Death
Outstanding Restricted Share Units that were vested on or before the date of death shall be settled in accordance with Section 7.5.

Outstanding Restricted Share Units that were not vested on or before the date of death shall vest as of the date of death and be settled in accordance with Section 7.5, prorated to reflect the actual period between the Grant Date and the date of death (for the avoidance of doubt and to the extent applicable, which such proration shall be conducted separately in respect of each grant of Restricted Share Units granted pursuant to any applicable RSU Award Agreement(s)).

Subject to the foregoing, any remaining Restricted Share Units shall in all respects terminate as of the date of death.

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Reason for Termination	Treatment of Restricted Share Units
Retirement and Early Retirement
Outstanding Restricted Share Units that were vested on or before the Termination Date shall be settled in accordance with Section 7.5.

Outstanding Restricted Share Units that were not vested on or before the Termination Date shall continue to vest and be settled in accordance with Section 7.5, subject to compliance with any applicable non-compete and/or non-solicit provisions, in accordance with their terms.

If the Participant breaches any applicable non-compete and/or non-solicit provisions, without having received prior written consent from the Corporation, all unvested Restricted Share Units automatically terminate and shall be forfeited immediately on the date of such breach.

Disability
Outstanding Restricted Share Units that were vested on or before the Date of Disability shall be settled in accordance with Section 7.5.

Outstanding Restricted Share Units that were not vested on or before the Date of Disability shall vest as of the Date of Disability and be settled in accordance with Section 7.5, prorated to reflect the actual period between the Grant Date and the Date of Disability (for the avoidance of doubt and to the extent applicable, which such proration shall be conducted separately in respect of each grant of Restricted Share Units granted pursuant to any applicable RSU Award Agreement(s)).

Subject to the foregoing, any remaining Restricted Share Units shall in all respects terminate as of the Date of Disability.

Resignation
Outstanding Restricted Share Units that were vested on or before the Termination Date shall be settled in accordance with Section 7.5 and any outstanding unvested Restricted Share Units on the Termination Date shall automatically terminate and be forfeited on the Termination Date.

Termination without Cause – No Change in Control Involved
Outstanding Restricted Share Units that were vested on or before the Termination Date shall be settled in accordance with Section 7.5.

Outstanding Restricted Share Units that were not vested on or before the Termination Date, shall vest as of the Termination Date and be settled in accordance with Section 7.5, prorated to reflect the actual period between the Grant Date and the Termination Date (for the avoidance of doubt and to the extent applicable, which such proration shall be conducted separately in respect of each grant of Restricted Share Units granted pursuant to any applicable RSU Award Agreement(s)).

Subject to the foregoing, any remaining unvested Restricted Share Units shall in all respects terminate and be forfeited as of the Termination Date.

Termination of the Participant for Cause	Outstanding Restricted Share Units (whether vested or unvested) shall automatically terminate and be forfeited on the Termination Date.
8.DEFERRED SHARE UNITS
8.1Grant.
(a)Discretionary Deferred Share Units. Deferred Share Units may be granted to Eligible Persons at such time or times as shall be determined by the Board by resolution. The Grant

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Date of a Deferred Share Unit for purposes of the Plan will be the date on which the Deferred Share Unit is awarded by the Board, or such later date determined by the Board, subject to applicable securities laws and regulatory requirements.
(b)Mandatory or Elective Deferred Share Units. In addition to the foregoing, on fixed dates established by the Board and subject to such terms and conditions and other procedures as the Board shall determine, the Board may require a non-executive director of the Corporation or any subsidiary of the Corporation to defer, or may permit such Person to elect to defer, receipt of all or a portion of his or her annual directors’ retainer, committee chairperson retainer and committee members retainer, payable on account of his or her services as a member of the Board (which amount shall not include Board or committee meeting fees or special remuneration for ad hoc services rendered to the Board) (the “Deferred Annual Amount”), and receive in lieu thereof an Award of Deferred Share Units equal to the greatest whole number which may be obtained by dividing (i) the amount of the Deferred Annual Amount, by (ii) the Market Price of one Share as of the date on which the Deferred Annual Amount would otherwise have been paid. For elective Deferred Share Units, the form of election shall be in such form(s) as determined by the Corporation from time to time.
(c)Future Grants. Commencing in respect of the 2025 fiscal year, the Board anticipates that all further awards of deferred share units will be granted under the Corporation’s cash-settled deferred share unit plan rather than under this Plan.
8.2Terms and Conditions of Deferred Share Units. Deferred Share Units shall be evidenced by a DSU Award Agreement, which shall specify such terms and conditions, not inconsistent with the Plan, as the Board shall determine, including:
(a)the number of Deferred Share Units to be awarded to the Participant;
(b)for Deferred Share Units awarded under Section 8.1(a):
(i)the period of time between the Grant Date and the date on which the Deferred Share Unit is fully vested and may be settled by the Participant, before being subject to forfeiture or termination, subject to Section 8.5(b) for Canadian Taxpayers;
(ii)any performance criteria, which may include criteria based on the Participant’s personal performance and/or the financial performance of the Corporation and/or its subsidiaries, that may be used to determine the vesting of the Deferred Share Units (if applicable); and
(iii)such other terms and conditions, not inconsistent with the Plan, as the Board shall determine, including customary representations, warranties and covenants with respect to securities law matters;
(c)in the case of Deferred Share Units awarded to a Canadian Taxpayer, such terms and conditions as may be necessary to meet the requirements of paragraph 6801(d) of the Regulations under the Income Tax Act (Canada); and
(d)in the case of Deferred Share Units awarded to a US Taxpayer, such terms and conditions as may be necessary to meet the requirements of US Code Section 409A (as defined in the Addendum).
For greater certainty, each DSU Award Agreement may contain terms and conditions in addition to those set forth in the Plan and, if applicable, the Addendum. No Shares will be issued on the Grant Date and the Corporation shall not be required to set aside a fund for the payment of any such Awards.

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8.3DSU Accounts. A separate notional account shall be maintained for each Participant with respect to Deferred Share Units granted to such Participant (a “DSU Account”) in accordance with Section 15.3. Deferred Share Units awarded to the Participant from time to time pursuant to Section 8.1 shall be credited to the Participant’s DSU Account and shall vest in accordance with Section 8.4. On the vesting of the Deferred Share Units pursuant to Section 8.4 and the corresponding issuance of cash and/or Shares to the Participant pursuant to Section 8.5, or on the forfeiture and termination of the Deferred Share Units pursuant to the terms of the Award, the Deferred Share Units credited to the Participant’s DSU Account will be cancelled.
8.4Vesting. Subject to Section 12, unless otherwise determined by the Board in accordance with the provisions hereof, or unless otherwise specified in the Participant’s Service Agreement or DSU Award Agreement:
(a)each Deferred Share Unit awarded under Section 8.1(a) shall vest in accordance with the DSU Award Agreement; and
(b)each Deferred Share Unit awarded under Section 8.1(b) shall immediately vest at the time it is credited to the Participant’s DSU Account.
8.5Settlement.
(a)The Deferred Share Units may be settled by delivery by the Participant to the Corporation of a notice of settlement, substantially in the form(s) as determined by the Corporation from time to time, acknowledged by the Corporation. The notice of settlement must be delivered to the Corporation by no later than December 15 of the first calendar year following the calendar year in which the DSU Separation Date occurs. In the event that a Participant fails to deliver a proper notice of settlement to the Corporation by December 14 of the first calendar year following the calendar year in which the DSU Separation Date occurs in respect of any outstanding Deferred Share Units, all such Deferred Share Units shall automatically be settled on December 15 of the first calendar year following the calendar year in which the DSU Separation Date occurs, which date shall be deemed to be the Redemption Date for such Deferred Share Units. On settlement, the Corporation shall, for each such vested Deferred Share Unit, deliver to the Participant a cash payment equal to the Market Price of one Share as of the Redemption Date, one Share, or any combination of cash and Shares equal to the Market Price of one Share as of the Redemption Date, in accordance with the applicable notice of settlement. No certificates for Shares issued in settlement will be issued to the Participant until the Participant and the Corporation have each completed all steps required by law to be taken in connection with the issuance of the Shares, including receipt from the Participant of payment or provision for all withholding taxes due as a result of the settlement of the Deferred Share Units. On cash settlement, the Corporation shall withhold from any payment otherwise payable to such Participant any amounts required by any taxing authority to be withheld for taxes of any kind. The delivery of certificates representing the Shares to be issued in settlement of Deferred Share Units or any cash settlements will be contingent upon the fulfillment of any requirements contained in the DSU Award Agreement or applicable provisions of laws. Upon receipt of payment in full and the fulfillment of any other such requirements, the number of Shares issuable pursuant to the settlement of such Deferred Share Units will be duly issued to the Participant as fully paid and non-assessable Shares.
(b)Notwithstanding the foregoing, all settlements of Deferred Share Units granted to a Participant who is a Canadian Taxpayer shall take place (i) after the DSU Separation Date; and (ii) by December 31 of the first calendar year that commences after such DSU Separation Date.
8.6Termination of Deferred Share Unit Due to Termination of Engagement. Unless otherwise determined by the Board, or unless otherwise provided in the Participant’s Service Agreement or DSU Award Agreement, if a Participant’s engagement terminates in any of the following circumstances, Deferred Share Units shall be treated in the manner set forth below:

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Reason for Termination	Treatment of Deferred Share Units
Death Resignation Termination without Cause – No Change in Control Involved
Outstanding Deferred Share Units that were vested on or before the DSU Separation Date, as applicable, shall be settled in accordance with Section 8.5.

Subject to the foregoing, any remaining unvested Deferred Share Units shall automatically terminate and be forfeited on the DSU Separation Date.

Termination of the Participant for Cause	Outstanding Deferred Share Units (whether vested or unvested) shall automatically terminate and be forfeited on the DSU Separation Date.

9.NON-ASSIGNABILITY AND NON-TRANSFERABILITY OF AWARDS
An Award granted pursuant to this Plan is personal to the Participant and may not be assigned, transferred, charged, pledged or otherwise alienated, other than to a Participant’s Permitted Assigns or Personal Representatives.
10.ADJUSTMENTS
10.1The number and kind of securities to which an Award pertains and, with respect to Options, the Option Price, shall be adjusted in the event of a reorganization, recapitalization, stock split or redivision, reduction, stock dividend, combination of shares, merger, consolidation, rights offering or any other change in the corporate structure or shares of the Corporation, in such manner, if any, and at such time, as the Board, in its sole discretion, may determine to be equitable in the circumstances. Failure of the Board to provide for an adjustment shall be conclusive evidence that the Board has determined that it is equitable to make no adjustment in the circumstances. If an adjustment results in a fractional share, the fraction shall be disregarded and no amount shall be payable to the Participant in respect thereof as compensation, damages or otherwise.
10.2If at any time the Corporation grants to its shareholders the right to subscribe for and purchase pro rata additional securities of any other corporation or entity, there shall be no adjustments made to the Shares or other securities subject to an Award in consequence thereof and the Awards shall remain unaffected.
10.3The adjustments provided for in this Section 10 shall be cumulative.
10.4On the happening of each and every of the foregoing events, the applicable provisions of the Plan shall be deemed to be amended accordingly and the Board shall take all necessary action so as to make all necessary adjustments in the number and kind of securities subject to any outstanding Award (and the Plan) and, with respect to Options, the Option Price.
11.PRIORITY OF AGREEMENTS
11.1Priority of Agreements. In the event of any inconsistency or conflict between the provisions of a Participant’s Award Agreement and the Plan, the provisions of the Plan shall prevail with respect to such Participant. In the event of any inconsistency or conflict between the provisions of (i) the Plan and/or a Participant’s Award Agreement, and (ii) a Participant’s Service Agreement, the provisions of the Participant’s Service Agreement shall prevail with respect to such Participant unless the terms of the Participant’s Service Agreement would either (i) cause a violation of US Code Section 409A in respect of a US Taxpayer (as defined in the Addendum) or (ii) cause the Plan to be a “salary deferral arrangement” as defined in the Income Tax Act (Canada) in respect of a Participant that is a Canadian Taxpayer, in which case the terms of the Plan shall prevail.

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11.2Vesting and Termination Provisions in Service Agreements. In the event that a Participant’s Service Agreement contains provisions respecting the vesting of the dates upon which any or all outstanding Awards shall be exercisable or settled, without regard to whether such Awards have otherwise vested in accordance with their terms, or provisions respecting the expiry, forfeiture and termination of such Awards, the vesting or expiry, forfeiture and termination of such Awards, as applicable, shall be governed by the terms and conditions of the Participant’s Service Agreement with respect to such Participant.
12.CHANGE IN CONTROL - TREATMENT OF AWARDS
12.1Change in Control. Unless otherwise provided in the Participant’s Service Agreement or Award Agreement and notwithstanding any other provision of this Plan, if a Change in Control shall conclusively be deemed to have occurred and at least one of the two additional circumstances described below occurs, then, following the occurrence of such additional circumstance, there shall be immediate vesting of each outstanding Award or each outstanding continued, assumed, converted or replaced award, as applicable, (with the number of outstanding Performance Share Units vesting to be determined by the Board based on the achievement of the performance criteria for the applicable performance period(s) up to the effective date of the Change in Control), which may be exercised or settled, in whole or in part, even if such Award or continued, assumed, converted or replaced award, as applicable, is not otherwise exercisable or vested by its terms, and in connection with Section 12.1(a) below, the Corporation shall give written notice to all Participants advising that the Plan shall be terminated effective upon the Change in Control and unless otherwise exercised, settled, forfeited or cancelled prior to the termination of the Plan, all such Options shall expire and all such other Awards shall be settled immediately prior to the termination of the Plan:
(a)upon a Change in Control, the surviving corporation, the potential successor or the acquiring entity (or any of their respective affiliates) fails to continue or assume the obligations with respect to each Award or fails to provide for the conversion or replacement of each Award with an equivalent award that satisfies the criteria set forth in Section 12.1(b)(i) or Section 12.1(b)(ii); or
(b)in the event that the Awards were continued, assumed, converted or replaced as contemplated in Section 12.1(b)(i) or Section 12.1(b)(ii), during the two-year period following the effective date of a Change in Control, the Participant is terminated by the Corporation or the surviving, successor or acquiring entity or any of their respective affiliates, as applicable, without cause or the Participant resigns for good reason in accordance with the terms of the Participant’s Service Agreement, and for purposes of Section 12.1:
(i)the obligations with respect to each Participant shall be considered to have been continued or assumed by the surviving corporation, the potential successor or the acquiring entity (or any of their respective affiliates) if each of the following conditions are met, which determination shall be made solely in the discretionary judgment of the Board, which determination may be made in advance of the effective date of a particular Change in Control and shall be final and binding:
(A)the Shares remain publicly held and widely traded on an established stock exchange; and
(B)the terms of the Plan and each Award are not materially adversely altered or impaired without the consent of the Participant;
(ii)the obligations with respect to each Award shall be considered to have been converted or replaced with an equivalent award by the surviving corporation, the potential successor or the acquiring entity (or any of their respective affiliates), if each of the following conditions is met, which determination shall be made solely in the discretionary judgment of the Board, which determination may be made in advance of the effective date of a particular Change in Control and shall be final and binding:

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(A)to the extent applicable, each Award is converted or replaced with a replacement award in a manner that qualifies under subsection 7(1.4) of the Income Tax Act (Canada) in the case of a Participant that is a Canadian Taxpayer or that complies with US Code Section 409A in the case of a Participant that is a US Taxpayer on all or any portion of the benefit arising in connection with the grant, exercise and/or other disposition of such Award;
(B)the converted or replaced award preserves the existing value of each underlying Award being replaced, contains provisions for scheduled vesting and treatment on termination of employment (including with respect to termination for cause) that are no less favourable to the Participant than the underlying Award being replaced, and all other terms of the converted award or replacement award (but other than the security and number of shares represented by the continued award or replacement award and the exercise price thereof) are substantially similar to the underlying Award being converted or replaced;
(C)the converted or replaced award provides that if, during the two-year period following the effective date of the particular Change in Control, the Participant is terminated by the Corporation or the surviving, successor or acquiring entity or any of their respective affiliates, as applicable, without cause or the Participant resigns for good reason in accordance with the terms of the Participant’s Service Agreement, then there shall be immediate vesting of each outstanding converted or replaced award and any such converted or replaced option shall be exercisable for a period ending on the earlier of the original expiry date of the option and 24 months following the occurrence of such termination or resignation, as applicable; and
(D)the security represented by the converted or replaced Award is of a class that is publicly held and widely traded on an established stock exchange.
12.2Change in Control. In the event of a Change in Control, the Board shall have the right, but not the obligation, and without the consent of any Participant, to:
(a)permit each Participant, within a specified period of time prior to the completion of the Change in Control as determined by the Board, to exercise all of the Participant’s outstanding Options (whether or not vested) and to settle all of the Participant’s outstanding Performance Share Units, Restricted Share Units and Deferred Share Units (whether or not vested) but, in each case, subject to and conditional upon the completion of the Change in Control and following successful completion of such Change in Control, terminate, conditionally or otherwise, the Awards not exercised or settled, as applicable;
(b)make such other changes to the terms of the Awards as it considers fair and appropriate in the circumstances, provided such changes are not adverse to the Participants; and
(c)otherwise modify the terms of the Awards to assist the Participants to tender into a takeover bid or other arrangement leading to a Change in Control.
12.3Further Assurances on Change in Control. The Participant shall execute such documents and instruments and take such other actions, including exercise or settlement of Awards vesting pursuant to Section 12.2 or the Award Agreement, as may be required consistent with the foregoing; provided, however, that the exercise or settlement of Awards vesting pursuant to Section 12.2 or the Award Agreement shall be subject to the completion of the Change in Control event.

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12.4Awards Need Not be Treated Identically. In taking any of the actions contemplated by this Section 12, the Board shall not be obligated to treat all Awards held by any Participant, or all Awards in general, identically.
12.5Canadian Taxpayer. In the case of a Deferred Share Unit held by a Participant that is a Canadian Taxpayer, and subject to any further limitations provided in any Award Agreement, (i) no settlement shall be made to the Participant under this Section 12 prior to the Participant’s DSU Separation Date; and (ii) all settlements to such Participant under this Section 12 shall be made by December 31 of the first calendar year that commences after such DSU Separation Date.
12.6US Taxpayer. Notwithstanding anything herein to the contrary, any termination and/or accelerated vesting, exercise, payment or settlement of any Award held by a Participant that is a US Taxpayer (as defined in the Addendum) in connection with a Change in Control shall be made in accordance with, and to the extent permitted by, US Code Section 409A (as defined in the Addendum), to the extent applicable.
13.AMENDMENT, SUSPENSION OR TERMINATION OF PLAN AND AWARDS
13.1Discretion to Amend the Plan and Awards. The Board may amend the Plan or Awards at any time, provided, however, that no such amendment may materially and adversely affect any Award previously granted to a Participant without the consent of the Participant, except to the extent required by applicable law (including Toronto Stock Exchange requirements). Any amendment under this Section shall be subject to all necessary regulatory approvals. Without limiting the generality of the foregoing, the Board may make the following types of amendments to this Plan or any Awards without obtaining approval of the shareholders of the Corporation in accordance with the requirements of the Toronto Stock Exchange:
(a)amendments of a “housekeeping” or administrative nature, including any amendment for the purpose of curing any ambiguity, error or omission in this Plan or any Award Agreement or to correct or supplement any provision of this Plan or any Award Agreement that is inconsistent with any other provision of this Plan or any Award Agreement;
(b)amendments necessary to comply with the provisions of applicable law or the rules, regulations and policies of the Toronto Stock Exchange or any other stock exchange on which the Shares are listed;
(c)amendments necessary for Awards to qualify for favourable treatment under applicable tax laws;
(d)amendments to the vesting provisions of this Plan or any Award; and
(e)amendments necessary to suspend or terminate this Plan.
13.2Amendments Requiring Shareholder Approval. Notwithstanding Section 13.1, no amendments to the Plan or Awards to:
(a)with respect to Options, reduce the Option Price, or cancel and reissue any Options in a manner that would be considered a repricing under the rules of the Toronto Stock Exchange, in each case, other than in accordance with Section 10 or Section 12;
(b)extend (i) the term of an Option beyond its original expiry date, or (ii) the date on which a Performance Share Unit, Restricted Share Unit or Deferred Share Unit will be forfeited or terminated in accordance with its terms, other than in accordance with Section 16.3;
(c)increase the fixed maximum percentage of Shares reserved for issuance under the Plan (including a change from a fixed maximum percentage of Shares to a fixed maximum number of Shares);

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(d)remove or to exceed the insider participation limits set out in Section 4.3 or the non-executive director limit set out in Section 4.4;
(e)revise Section 9 to permit Awards granted under the Plan to be transferable or assignable other than for estate settlement purposes;
(f)amendments to the definition of “Eligible Person” that may permit the introduction or reintroduction of non-executive directors on a discretionary basis; or
(g)delete or reduce the range of amendments which require approval by the shareholders of the Corporation under this Section 13.2, shall be made without obtaining approval of the shareholders of the Corporation in accordance with the requirements of the Toronto Stock Exchange.
13.3Amendment, Suspension or Discontinuance. No amendment, suspension or discontinuance of the Plan or of any Award may contravene the requirements of the Toronto Stock Exchange or any securities commission or other regulatory body to which the Plan or the Corporation is now or may hereafter be subject. Termination of the Plan shall not affect the ability of the Board to exercise the powers granted to it hereunder with respect to Awards granted under the Plan prior to the date of such termination.
13.4Tax Provisions. Notwithstanding the foregoing:
(a)no amendment to the Plan shall cause the Plan or Performance Share Units, Restricted Share Units or Deferred Share Units granted to a Canadian Taxpayer hereunder to be made without the consent of such Canadian Taxpayer if the result of such amendment would be to cause the Performance Share Units, Restricted Share Units or Deferred Share Units to be a “salary deferral arrangement” under the Income Tax Act (Canada); and
(b)no amendment to the Plan shall cause the Plan with respect to Deferred Share Units granted to a Canadian Taxpayer hereunder to cease to meet the conditions of paragraph 6801(d) of the Regulations under the Income Tax Act (Canada) without the consent of such Canadian Taxpayer.
14.DIVIDEND EQUIVALENTS
The Board may determine whether and to what extent Dividend Equivalents will be credited to a Participant’s PSU Account, RSU Account and DSU Account with respect to Awards of Performance Share Units, Restricted Share Units or Deferred Share Units. When dividends (other than stock dividends) are paid on the Shares, Dividend Equivalents shall be credited to a Participant’s PSU Account, RSU Account or DSU Account, as applicable, as of the dividend payment date. The number of Dividend Equivalents to be credited to the Participant’s PSU Account, RSU Account or DSU Account, as applicable, shall be determined by multiplying the aggregate number of Performance Share Units, Restricted Share Units or Deferred Share Units, as applicable, held by the Participant on the relevant record date by the amount of the dividend paid by the Corporation on each Share, and dividing the result by the Market Price of one Share on the dividend payment date, rounded down to the nearest whole number, which Dividend Equivalents shall be in the form of Performance Share Units, Restricted Share Units or Deferred Share Units, as applicable. Dividend Equivalents credited in accordance with this Section 14 shall be subject to the same vesting and settlement conditions applicable to the related Performance Share Units, Restricted Share Units or Deferred Share Units.
No Dividend Equivalent will be credited to or paid on Awards of Performance Share Units, Restricted Share Units or Deferred Share Units that have expired or that have been forfeited or terminated.
15.MISCELLANEOUS
15.1No Rights as a Shareholder. Nothing contained in the Plan nor in any Award granted hereunder shall be deemed to give any Person any interest or title in or to any Shares or any rights as a

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shareholder of the Corporation or any other legal or equitable right against the Corporation whatsoever with respect to Shares issuable pursuant to an Award until such Person becomes the holder of record of Shares.
15.2Employment. Nothing contained in the Plan shall confer upon any Participant any right with respect to employment or continued employment or the right to continue to serve as a director or interfere in any way with the right of the Corporation or any subsidiary to terminate such employment or directorship at any time and for any reason. The Participant’s rights, if any, to continue to serve as an officer, employee, or otherwise of the Corporation or any subsidiary, shall not be enlarged or otherwise affected by his or her designation as a Participant under the Plan. Nothing in the Plan may be construed to provide any Participant with any rights whatsoever to compensation or damages in lieu of notice or continued participation in, or entitlements under, the Plan, including as a consequence of a Participant’s termination of employment (regardless of the reason for the termination and the party causing the termination, including a termination without cause). Participation in the Plan by an Eligible Person is voluntary. The amount of any compensation deemed to be received by a Participant as a result of participating in the Plan will not constitute compensation with respect to which any other employee benefits of that Participant are determined including, without limitation, benefits under any bonus, pension, profit-sharing, termination, severance or salary continuance plan, except as otherwise specifically determined by the Corporation in writing.
15.3Record Keeping. The Corporation shall main appropriate registers in which shall be recorded all pertinent information with respect to the granting, amendment, exercise, vesting, expiry, forfeiture and termination of Awards. Such registers shall include, as appropriate:
(a)the name and address of each Participant;
(b)the number of Awards credited to each Participant’s account;
(c)any and all adjustments made to Awards recorded in each Participant’s account; and
(d)such other information which the Corporation considers appropriate to record in such registers.
15.4Income Taxes. As a condition of and prior to participation in the Plan, an Eligible Person shall authorize the Corporation in written form to withhold from any payment otherwise payable to such Eligible Person any amounts required by any taxing authority to be withheld for taxes of any kind, source deductions or other amounts as a consequence of such participation in the Plan, the issuance of any Shares pursuant to the Plan or the settlement in cash and/or Shares of any Awards under the Plan. In addition, as a condition for the exercise of an Option, the Corporation may require a Participant to deliver to the Corporation all or a portion of the taxes, source deductions or other amounts required to be withheld or remitted by the Corporation under the Income Tax Act (Canada) and any applicable Canadian provincial taxation statute as a result of the exercise of the Option.
15.5No Representation or Warranty. The Corporation makes no representation or warranty as to the future market value of any Shares issued pursuant to the Plan.
15.6Direction to Transfer Agents. Upon receipt of a certificate of an authorized officer of the Corporation directing the issue of Shares issuable under the Plan, the transfer agent of the Corporation is authorized and directed to issue and countersign share certificates for the Shares subject to the applicable Award in the name of such Participant or as may be directed in writing by the Participant.
16.TERM OF AWARD, EXPIRY, FORFEITURE AND TERMINATION OF AWARDS/BLACKOUT PERIODS
16.1Term of Award. Subject to Section 16.3, in no circumstances shall the term of an Award exceed ten (10) years from the Grant Date.
16.2Expiry, Forfeiture and Termination of Awards. If for any reason an Award expires without having been exercised or is forfeited or terminated, and subject to any extension thereof in accordance with

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the Plan, such Award shall forthwith expire and be forfeited and shall terminate and be of no further force or effect and no amount shall be payable to the applicable Participant in respect thereof as compensation, damages or otherwise.
16.3Blackout Periods. Notwithstanding any other provision of the Plan, except as provided in Section 2.2 of the Addendum, if the expiry date or vesting date of an Award, other than a Performance Share Unit, Restricted Share Unit or Deferred Share Unit awarded to a Canadian Taxpayer, as applicable, is (i) during a Blackout Period, or (ii) within ten (10) trading days following the end of a Blackout Period, the expiry date or vesting date, as applicable, will be automatically extended for a period of ten (10) trading days following the end of the Blackout Period. In the case of a Performance Share Unit, Restricted Share Unit or Deferred Share Unit awarded to a Canadian Taxpayer or US Taxpayer (as defined in the Addendum), any settlement that is effected during a Blackout Period in order to comply with Section 13.4 in the case of a Canadian Taxpayer or the Addendum in the case of a US Taxpayer shall (subject to the requirements of applicable law) be settled in cash, notwithstanding any other provision hereof.
17.GOVERNING LAW & COMPLIANCE WITH APPLICABLE LAWS
The Plan shall be construed in accordance with and be governed by the laws of Ontario and shall be deemed to have been made therein. If any provision of the Plan or an Award contravenes any law or any order, policy, by-law, rule or regulation of any regulatory body or stock exchange having jurisdiction or authority over the securities of the Corporation or the Plan, then such provision may in the sole discretion of the Board be amended to the extent considered necessary or desirable to bring such provision into compliance therewith. The Corporation is not obligated to issue any Shares or other securities, make any payments or take any other action if, in the opinion of the Board, in its sole discretion, such action would constitute a violation by a Participant, the Corporation or any of its affiliates of any provision of any applicable statutory or regulatory enactment of any government or government agency.
It is the intention of the Corporation to comply with applicable employment standards legislation. Accordingly, this Plan shall (a) not be interpreted as in any way waiving or contracting out of applicable employment standards legislation, and (b) be interpreted to achieve compliance with applicable employment standards legislation. All provisions of this Plan are subject to all applicable minimum requirements under applicable employment standards legislation and, in the event that such legislation provides for superior entitlements upon termination of employment than provided for under this Plan, the Corporation shall provide the Participant with such superior entitlements in compliance with the applicable minimum requirements of applicable employment standards legislation in substitution for their rights under this Plan.
18.REGULATORY APPROVAL
The Plan shall be subject to the approval of any relevant regulatory authority whose approval is required. Any Awards granted prior to such approval and acceptance shall be conditional upon such approval and acceptance being given and no such Awards may be exercised or shall vest unless such approval and acceptance is given.
19.EFFECTIVE DATE OF THE PLAN
This Plan was last amended and restated as of February 18, 2025 and was last approved by Shareholders on , 2025. This Plan, as amended and restated on February 18, 2025, shall apply to all Awards granted hereunder on or after February 18, 2025. Awards granted prior to February 18, 2025 shall be governed by the terms of the Plan in effect prior to February 18, 2025.

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ADDENDUM A – SPECIAL PROVISIONS APPLICABLE TO US TAXPAYERS
This Addendum sets forth special provisions of the Plan that apply to US Taxpayers (as defined below) and forms part of the Plan. All capitalized terms, to the extent not otherwise defined herein, shall have the meanings set forth in the Plan.
1.DEFINITIONS
1.1For the purposes of this Addendum:
“Disability” of a US Taxpayer with respect to an Incentive Stock Option means “permanent and total disability” as defined in Section 22(e)(3) of the US Code;
“Disqualifying Disposition” means any disposition of Shares acquired upon exercise of an Incentive Stock Option where such disposition occurs on or before the later of (i) the second anniversary of the Grant Date and (ii) the first anniversary of the exercise of such Incentive Stock Option (or the first anniversary of the date of vesting of such Shares, if initially subject to a substantial risk of forfeiture and no timely and effective election under Section 83(b) of the US Code is made with respect thereto).
“Fair Market Price” shall be equal to the volume-weighted average trading price of the Shares for the five (5) trading days immediately preceding the Grant Date as reported by the Toronto Stock Exchange, or, if the Shares are not listed on the Toronto Stock Exchange, on such other principal stock exchange or over-the-counter market on which the Shares are listed or quoted, as the case may be, and in each case the “Grant Date” shall be not earlier than the sixth (6th) trading day immediately following the date the Board resolves to grant the Option. If the Shares are not publicly traded or quoted, then the “Fair Market Price” shall be the fair market value of the Shares as of the Grant Date, as determined by the Board acting in good faith and consistent with the principles of Sections 409A, 422 and/or 424 of the Code, as applicable;
“Incentive Stock Option” means any Option designated and qualified as an “incentive stock option” as defined in Section 422 of the US Code;
“Non-Qualified Stock Option” means any Option that is not an Incentive Stock Option;
“Separation From Service” shall mean, with respect to a US Taxpayer, that his or her employment with the Corporation and any entity that is to be treated as a single employer with the Corporation for purposes of United States Treasury Regulation Section 1.409A-1(h) terminates such that it is a separation from service within the meaning of United States Treasury Regulation Section 1.409A-1(h);
“Specified Employee” means a US Taxpayer who meets the definition of “specified employee,” as defined in Section 409A(a)(2)(B)(i) of the US Code;
“subsidiary corporation” means “subsidiary corporation” as defined in Section 424(f) of the US Code;
“Ten Percent Owner” means a US Taxpayer who, at the time an Award is granted, owns or is deemed to own (by reason of the attribution rules of Section 424(d) of the US Code) shares possessing more than 10% of the total combined voting power of all classes of stock of the Corporation or any parent or subsidiary corporation, within the meaning of Section 422(b)(6) of the US Code;
“US Code” means the United States Internal Revenue Code of 1986, as amended and any applicable United States Treasury Regulations and other binding regulatory guidance thereunder;
“US Code Section 409A” means Section 409A of the US Code and the regulations and other guidance promulgated thereunder;
“US Code Section 409A Award” means an Award that is “nonqualified deferred compensation” within the meaning of US Code Section 409A;

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“US Exchange Act” means the Securities Exchange Act of 1934, and the rules and regulations thereunder;
“US Securities Act” means the Securities Act of 1933, and the rules and regulations thereunder; and
“US Taxpayer” means a Participant who is a citizen or resident of the United States for purposes of the US Code, or whose Awards under the Plan are subject, or would be subject, to taxation under the US Code; provided that a Participant shall be treated as a US Taxpayer solely with respect to those affected Awards.
2.INCENTIVE STOCK OPTIONS
2.1Incentive Stock Options and Non-Qualified Stock Options. Options granted under the Plan may be either Incentive Stock Options or Non-Qualified Stock Options. Notwithstanding Sections 3.2 and 5.1 of the Plan or any other provision of the Plan arguably to the contrary, Incentive Stock Options may only be granted to an Eligible Person who is an employee of the Corporation or a subsidiary corporation (and not of any other affiliate of the Corporation). To the extent that any Option (or portion thereof) does not qualify as an Incentive Stock Option, such Option (or portion thereof) shall be deemed a Non-Qualified Stock Option.
2.2Term of Option. Notwithstanding any provision of the Plan arguably to the contrary:
(a)in no circumstances shall the term of an Option exceed ten (10) years from the Grant Date or be exercisable after the expiration of ten (10) years from the Grant Date; and
(b)in no circumstances shall the term of an Incentive Stock Option granted to a Ten Percent Owner exceed five (5) years from the Grant Date or be exercisable after the expiration of five (5) years from the Grant Date.
2.3Termination of Option Due to Termination of Employment. In the case of an Incentive Stock Option, notwithstanding any provision of the Plan to the contrary: (i) in the event of the Eligible Person’s termination of employment due to death or Disability, the Incentive Stock Option shall expire on the earlier of the scheduled expiry date and one (1) year following the Termination Date, and (ii) in the event of the Eligible Person’s termination of employment for any reason other than (A) Disability, (B) for cause, or (C) due to death, the Incentive Stock Option shall expire on the earlier of the scheduled expiry date and three (3) months following the Termination Date.
2.4Plan Limit on Incentive Stock Options. Subject to adjustment pursuant to Section 10 of the Plan and Sections 422 and 424 of the US Code, the aggregate number of Shares which may be issued under the Plan and which may be made subject to Incentive Stock Options shall not exceed 1,500,000.
2.5Annual Limit on Incentive Stock Options. To the extent required for “incentive stock option” treatment under Section 422(d) of the US Code, the aggregate Fair Market Price (determined as of the Grant Date) of the Shares with respect to which Incentive Stock Options granted under the Plan and any other plan of the Corporation and its parent and subsidiary corporations that become exercisable or vest for the first time by a US Taxpayer during any calendar year shall not exceed US$100,000 or such other limit as may be in effect from time to time under Section 422 of the US Code. To the extent that any Option (or portion thereof) exceeds this limit, such Option (or portion thereof) shall constitute a Non-Qualified Stock Option.
2.6Notice of Disqualifying Disposition. By accepting an Incentive Stock Option granted under the Plan, the Participant agrees to notify the Corporation in writing promptly after the Participant makes a Disqualifying Disposition of any Shares acquired pursuant to the exercise of such Incentive Stock Option, such notification to include the date and terms of the Disqualifying Disposition and such other information as the Corporation may reasonably require.
3.OPTIONS
3.1Option Price. In the case of an Incentive Stock Option that is granted to a Ten Percent Owner, the Option Price of such Incentive Stock Option shall not be less than 110% of the Fair Market Price per Share

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determined as of the Grant Date. For all other US Taxpayers, the Option Price of an Incentive Stock Option shall not be less than 100% of the Fair Market Price per Share determined as of the Grant Date. The Option Price of a Non-Qualified Stock Option for all US Taxpayers shall not be less than 100% of the Fair Market Price per Share as determined as of the Grant Date.
3.2Method of Exercise of Options. Section 5.4(b) of the Plan shall not be available if the Option being exercised is an Incentive Stock Option.
3.3Option Award Agreement. The Option Award Agreement for US Taxpayers shall specify whether the Option subject to such Option Award Agreement is an Incentive Stock Option or a Non-Qualified Stock Option. If no such specification is made, the Option will be a Non-Qualified Stock Option. None of the Board, the Corporation or any of its subsidiaries or affiliates, or any of their respective employees or representatives shall be liable to any Participant or to any other Person if it is determined that an Option does not qualify for any intended tax treatment.
3.4Service Recipient Stock. A Non-Qualified Stock Option may be granted to a US Taxpayer only if, with respect to such US Taxpayer, the Corporation is an “eligible issuer of service recipient stock” within the meaning of US Code Section 409A.
4.PERFORMANCE SHARE UNITS AND RESTRICTED SHARE UNITS
4.1Settlement of Performance Share Units for US Taxpayers. Notwithstanding the timing of settlement described in Sections 6.5 and 6.6 of the Plan, but subject to Section 7.4 of this Addendum, for US Taxpayers, settlements of vested Performance Share Units (and any vested Dividend Equivalents) credited to a US Taxpayer’s PSU Account shall in all events take place within 30 days after the earlier of (i) the PSU Vesting Date specified in the PSU Award Agreement and (ii) the date of the US Taxpayer’s death, in any case, without regard to receipt of the notice of settlement of Performance Share Units from the US Taxpayer.
4.2Settlement of Restricted Share Units for US Taxpayers. Notwithstanding the timing of settlement described in Sections 7.5 and 7.6 of the Plan, but subject to Section 7.4 of this Addendum, for US Taxpayers, settlements of vested Restricted Share Units (and any vested Dividend Equivalents) credited to a US Taxpayer’s RSU Account shall in all events take place within 30 days after the earlier of (i) the RSU Vesting Date specified in the RSU Award Agreement and (ii) the date of the US Taxpayer’s death, in any case, without regard to receipt of the notice of settlement of Restricted Share Units from the US Taxpayer.
5.DEFERRED SHARE UNITS
5.1Elections for US Taxpayers. Section 8.1(b) of the Plan shall be applied in a manner consistent with United States Treasury Regulation Section 1.409A-2(a). Except as otherwise permitted under such regulation, a US Taxpayer’s election to defer a Deferred Annual Amount must be made by the end of the calendar year prior to the calendar year in which services giving rise to the right to payment of such Deferred Annual Amount are to be performed. Without limiting the generality of the foregoing, during a US Taxpayer’s first calendar year of eligibility in the Plan (as described in United States Treasury Regulation Section 1.409A-2(a)(7)) such US Taxpayer may, within 30 days after becoming eligible to participate in the Plan, elect to receive an Award of Deferred Share Units for such calendar year but solely with respect to compensation to be paid for services to be performed after the date such election is made.
5.2Distribution Date for Settlement of DSUs Held By US Taxpayers. Notwithstanding the timing of settlement described in Sections 8.5 or 8.6 of the Plan, but subject to Section 7.4 of this Addendum, for US Taxpayers, settlements of vested Deferred Share Units credited to a US Taxpayer’s DSU Account shall in all events take place within 30 days after the date of the US Taxpayer’s Separation From Service without regard to receipt of the notice of settlement of Deferred Share Units from the US Taxpayer, unless a different fixed settlement date was specified in the applicable DSU Award Agreement at the time of grant of the Deferred Share Units (the “distribution date”). Notwithstanding any provision of the Plan arguably to the contrary (including Sections 11.2 and 13 of the Plan), any acceleration of the

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vesting of Deferred Share Units held by US Taxpayers will not result in the acceleration of the distribution date for such Deferred Share Units unless permitted under US Code Section 409A.
5.3Special Limitation Applicable to Eligible Persons Who Are Both a Canadian Taxpayer and a US Taxpayer. If the Deferred Share Units of a US Taxpayer are subject to tax under the income tax laws of Canada and also are subject to tax under the income tax laws of the United States, the following special rules regarding forfeiture will apply. For greater clarity, these forfeiture provisions are intended to avoid adverse tax consequences under US Code Section 409A and/or under paragraph 6801(d) of the Regulations under the Income Tax Act (Canada), that may result because of the different requirements as to the time of settlement of Deferred Share Units (and thus the time of taxation) with respect to a US Taxpayer’s Separation From Service (under US tax law) and his or her DSU Separation Date (under Canadian tax law). The intended consequence of this Section 5.3 of the Addendum is that payments or issuance of Shares to US Taxpayers in respect of Deferred Share Units will only occur if such US Taxpayer experiences both a Separation From Service and a DSU Separation Date. If a US Taxpayer does not experience both a Separation From Service and a DSU Separation Date, including but not limited to the circumstances listed below, such Deferred Share Units shall be immediately and irrevocably forfeited:
(a)a US Taxpayer experiences a Separation From Service as a result of a permanent decrease in the level of services such US Taxpayer provides to the Corporation or a related entity that is considered the same service recipient under US Code Section 409A to less than 20% of his or her past service, but such US Taxpayer continues to provide some level of service to the Corporation or a corporation related thereto within the meaning of the Income Tax Act (Canada); or
(b)a US Taxpayer experiences a Separation From Service as a result of ceasing to be a member of the Board, but such person continues providing services as an employee of the Corporation or a corporation related thereto within the meaning of the Income Tax Act (Canada); or
(c)a US Taxpayer, for any reason, experiences a DSU Separation Date but continues to provide services as an independent contractor such that he or she has not experienced a Separation From Service.
6.TAXES
6.1Payment of Taxes. Each US Taxpayer is solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on or for the account of such US Taxpayer in connection with the Plan or any other plan maintained by the Corporation (including any taxes and penalties under US Code Section 409A), and neither the Corporation nor any subsidiary or affiliate of the Corporation shall have any obligation to indemnify or otherwise hold such US Taxpayer (or any other Person) harmless from any or all of such taxes or penalties.
6.2Tax Withholding. A US Taxpayer shall be required to pay to the Corporation or any applicable subsidiary or affiliate thereof, and the Corporation and any such subsidiary or affiliate shall have the right and is hereby authorized to withhold, from any cash or other compensation payable under the Plan, or from any other compensation or amounts owing to the US Taxpayer, the amount of any required withholding taxes in respect of amounts paid under the Plan and to take such other action as may be necessary in the opinion of the Corporation to satisfy all obligations for the payment of such withholding taxes.
7.MISCELLANEOUS
7.1Non-Assignability. Notwithstanding Section 9 of the Plan, no Incentive Stock Option shall be transferable by the Participant otherwise than by will or by the laws of descent and distribution and all Incentive Stock Options shall be exercisable, during the Participant’s lifetime, only by the Participant, or by the Participant’s legal representative or guardian in the event of the Participant’s Disability. Section 9 of the Plan shall apply to US Taxpayers with respect to Non-Qualified Stock Options, Performance Share Units, Deferred Share Units and Restricted Share Units to the extent permissible under applicable US securities and other laws and regulatory requirements.

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7.2Amendments. In addition to the provisions of Section 13 of the Plan, to the extent determined by the Board to be necessary or desirable to ensure that Incentive Stock Options granted under the Plan are qualified under Section 422 of the US Code, Plan amendments as they relate to or affect US Taxpayers shall be subject to approval by the Corporation’s shareholders entitled to vote at a meeting of shareholders to the extent such amendments require shareholder approval under Section 422 of the US Code. Without limiting the foregoing, an amendment to increase the aggregate number of Shares which may be issued under the Plan and which may be made subject to Incentive Stock Options as set forth in Section 2.4 of this Addendum must be approved by the Corporation’s shareholders within 12 months of adoption of such amendment. Notwithstanding the provisions of Section 13 of the Plan, no amendment in respect of an Award to a US Taxpayer shall be made without the consent of such US Taxpayer if the result of such amendment would be to cause the Award to violate the requirements of US Code Section 409A or lose the qualification as an “incentive stock option” under Section 422 of the US Code, as applicable.
7.3Duration of Plan for Incentive Stock Options. The Plan including the Addendum was last amended and restated as of February 18, 2025 (the “Adoption Date”) and was last approved by the Corporation’s shareholders on , 2025 (the “Approval Date”). No Incentive Stock Options may be granted under this Plan (including this Addendum) after the tenth anniversary of the earlier of the Adoption Date or the Approval Date.
7.4US Code Section 409A. Each Award granted under the Plan is intended to comply with US Code Section 409A or an exemption therefrom, and the Plan, the Addendum and all Award Agreements shall be construed and interpreted consistent with such intent. Notwithstanding the foregoing, to the extent that any Award is determined to constitute a US Code Section 409A Award, such Award will be subject to such additional rules and requirements as specified by the Board from time to time in order to comply with US Code Section 409A. If any provision of the Plan, the Addendum or any Award Agreement contravenes US Code Section 409A or could cause a US Taxpayer to incur any tax, interest or penalties under US Code Section 409A, the Board may, in its sole discretion and without the affected US Taxpayer’s consent, modify such provision to: (i) comply with, or avoid being subject to, US Code Section 409A, or to avoid incurring taxes, interest and penalties under US Code Section 409A; and/or (ii) maintain, to the maximum extent practicable, the original intent and economic benefit to the affected US Taxpayer of the applicable provision without materially increasing the cost to the Corporation or contravening US Code Section 409A. However, the Corporation shall have no obligation to modify the Plan, the Addendum or any Award and does not guarantee that Awards will not be subject to taxes, interest and penalties under US Code Section 409A.
In the case of a US Code Section 409A Award, all payments to be made upon (or on a timeline determined by reference to) a US Taxpayer’s Termination Date shall only be made upon such US Taxpayer’s Separation From Service, and “termination,” “termination of employment” and like terms will be construed accordingly. If a US Taxpayer is a Specified Employee on the date of his or her Separation From Service, then, to the extent necessary to avoid any interest, penalties and/or additional tax imposed pursuant to US Code Section 409A, any amounts payable in respect of a US Code Section 409A Award held by such US Taxpayer that are otherwise required to be made as a result of his or her Separation From Service shall be delayed for the first six (6) months following such Separation From Service and shall instead be paid in a single lump sum within 30 days following the end of such six-month period; provided, that if such US Taxpayer dies during such six-month period, then any payments so delayed shall be paid to such US Taxpayer’s estate within 30 days following such US Taxpayer’s death; provided, further, that any remaining amounts in respect of the US Code Section 409A Award that are due beyond the six-month period following such US Taxpayer’s Separation From Service shall be paid without delay and at the times such payments are otherwise scheduled to be made. Each payment payable in respect of an Award shall be treated as a separate payment in a series of payments within the meaning of, and for purposes of, US Code Section 409A.
The acceleration or delay of the time or schedule of any vesting, exercise, settlement or payment of any Award that is subject to (or would make such Award subject to) US Code Section 409A, whether or not in connection with a Change in Control, is prohibited except as permitted under US Code Section 409A.
Notwithstanding anything herein to the contrary, neither the Corporation nor any of its subsidiaries or affiliates shall have any liability to any Participant or to any other Person if the Plan, the Addendum or any

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Award Agreement (or any payment or benefit provided with respect to any Award) that is intended to be exempt from or compliant with US Code Section 409A is not so exempt or compliant.
7.5Priority. Except as specifically provided in this Addendum, the provisions of the Plan and the Participant’s Award Agreement shall govern. For Participants who are US Taxpayers, in the event of any inconsistency or conflict between the provisions of (i) the Plan and/or a Participant’s Award Agreement, and (ii) this Addendum, the terms of this Addendum shall prevail.

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SCHEDULE “C”
ALAMOS GOLD INC.
EMPLOYEE SHARE PURCHASE PLAN
Amended and Restated on April 9, 2014, May 7, 2015, July 30, 2015, March 21, 2019, March 31, 2022, and February 18, 2025.
1.PURPOSE
The purpose of the Plan is to advance the long-term interests of the Corporation by providing officers and employees of the Corporation and its subsidiaries with the opportunity and incentive, through the ability to purchase Shares, to acquire an ownership interest in the Corporation, and to promote a greater alignment of interests between such persons and shareholders of the Corporation.
2.DEFINITIONS AND INTERPRETATION
2.1Definitions. For purposes of the Plan, the following words and terms shall have the following meanings:
“Active Employment” or “Actively Employed” means when a Participant is employed and actively providing services to the Corporation or any subsidiary, or a Participant is on a vacation or a leave of absence approved by the Corporation or any subsidiary or authorized under applicable law. For purposes of this Plan, except as may be required to comply with minimum requirements of applicable employment standards legislation, a Participant is not Actively Employed if his or her employment has been terminated by the Participant’s resignation or retirement or by the Corporation or any subsidiary, regardless of whether the Participant’s employment has been terminated with or without cause, lawfully or unlawfully or with or without notice, and, except as may be required by minimum requirements of applicable employment standards legislation, Active Employment does not include any period during, or in respect of, which a Participant is receiving or is entitled to receive payments in lieu of notice (whether by way of lump sum or salary continuance), benefits continuance, severance pay, damages for wrongful dismissal or other termination related payments or benefits, in each case, whether pursuant to statute, contract, common law, civil law or otherwise;
“Addendum” means the addendum for US Taxpayers (as defined in the Addendum) attached hereto as Addendum A – Special Provisions Applicable to US Taxpayers and forming part of the Plan;
“Administrator” means any third-party administrator retained by the Board to perform administrative duties under the Plan;
“affiliate” means an “affiliated company” determined in accordance with the Securities Act (Ontario) and also includes those entities that are similarly related, whether or not any of the entities are corporations, companies, partnerships, limited partnerships, trusts, income trusts or investment trusts or any other organized entity issuing securities;
“Base Salary” means regular gross hourly wages or base salary (as applicable), excluding in each case payments for overtime, shift differentials, incentive compensation, bonuses, commissions and other special payments, fees, allowances or extraordinary compensation;
“Benefits Representative” means the Participant Benefits Coordinator of the Corporation or such other Person, regardless of whether employed by the Corporation, who has been formally, or by operation or practice, designated by the Corporation to assist with the day-to-day administration of the Plan;
“Blackout Period” means any period during which an Eligible Person is prohibited from trading in securities of the Corporation pursuant to the Corporation’s Insider Trading Policy;

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“Board” means the board of directors of the Corporation or, if established and duly authorized to act, a committee of the board of directors of the Corporation;
“Business Day” means any day, other than Saturday, Sunday or any statutory holiday in the Province of Ontario, Canada;
“Canadian Taxpayer” means a Participant liable to pay income taxes in Canada as a result of the receipt of Shares pursuant to the Plan;
“Corporation” means Alamos Gold Inc., including its subsidiaries and affiliates as the context requires;
“Dividend Equivalents” means the right, if any, granted under Section 10, to receive payments in cash or in Shares, based on dividends declared on Plan Shares;
“Eligible Person” means any of the following individuals:
(a)any officer of the Corporation or any subsidiary; or
(b)any employee of the Corporation or any subsidiary,
provided that the officer or employee has been Actively Employed by the Corporation or any subsidiary for at least three (3) months and has not experienced a Termination Date;
“employee” means any regular full-time or part-time employee of the Corporation or any subsidiary, excluding, for certainty, contractors and fixed-term employees, as designated in the payroll records of the Corporation or subsidiary (as applicable), and for purposes hereof:
(a)an employee may in the discretion of the Corporation include an employee who is on a leave of absence;
(b)an absence from employment on account of temporary illness, authorized vacation, temporary leaves of absence authorized by the Corporation or subsidiary for reasons of professional advancement, education, health or government service, or during any period required by applicable employment standards legislation to be treated as a leave of absence which, by virtue of applicable law, cannot result in a termination of employment, shall not disqualify an individual from being an employee;
(c)an individual who is a seasonal or temporary worker shall not qualify as an employee; and
(d)an employee is eligible to join the Plan as of the first day of the next Purchase Period following the Purchase Period in which the employee becomes an Eligible Person;
“Employer’s Contribution” means, in respect of a Participant, the amount credited to a Participant’s ESPP Account each Purchase Period by the Corporation or subsidiary (as applicable), being an amount equal to 50% of the Participant’s Contribution for the applicable Purchase Period;
“ESPP Account” has the meaning ascribed in Section 5.5;
“Holding Period” has the meaning ascribed in Section 5.7;
“Insider” means an “insider” determined in accordance with the TSX Company Manual in respect of the rules governing Security-Based Compensation Arrangements, as such definition may be amended, supplement or replaced from time to time;
“Market Price”, as of a particular date, shall be deemed to be the volume-weighted average trading price of the Shares for the five (5) trading days immediately preceding such date as reported by the Toronto Stock Exchange, or, if the Shares are not listed on the Toronto Stock Exchange, on such other principal stock exchange or over-the-counter market on which the Shares are listed or quoted, as the case may be. If the

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Shares are not publicly traded or quoted, then the “Market Price” shall be the fair market value of the Shares, as determined by the Board, on the particular date;
“Market Purchase” has the meaning ascribed in Section 5.6(b);
“Participant” means an Eligible Person who is participating in the Plan, or his or her Personal Representatives or Permitted Assigns, as the context requires;
“Participant’s Contribution” means the amount credited to a Participant’s ESPP Account each Purchase Period out of the Participant’s Base Salary, being an amount equal to the Participant’s Base Salary multiplied by the Payroll Deduction Rate for that Purchase Period;
“Payroll Deduction Rate” means the percentage of a Participant’s Base Salary to be deducted each Purchase Period as the Participant’s Contribution, expressed in whole numbers as a percentage that is not less than 1% nor more than 10% of the Participant’s Base Salary;
“Permitted Assign” means a “permitted assign” as defined in National Instrument 45-106 – Prospectus Exemptions of the Canadian Securities Administrators;
“Person” means any individual, partnership, limited partnership, joint venture, syndicate, sole proprietorship, corporation with or without share capital, unincorporated association, trust, trustee, executor, administrator or other legal personal representative, regulatory body or agency, government or governmental agency, authority or entity however designated or constituted;
“Personal Representative” means:
(a)in the case of a Participant who, for any reason, is incapable of managing its affairs, the Person entitled by law to act on behalf of such Participant; and
(b)in the case of a deceased Participant, the executor or administrator of the deceased duly appointed by a court or public authority having jurisdiction to do so;
“Plan” means this employee share purchase plan, including its addenda, as supplemented or amended from time to time;
“Plan Shares” means Shares purchased in accordance with Section 5.6, including Shares acquired on account of Dividend Equivalents awarded in respect of such Shares;
“Purchase Date” means the fifth Business Day following the applicable Purchase Period or as soon as reasonably possible thereafter;
“Purchase Period” means monthly, quarterly or any other regular purchase interval as determined by the Corporation from time to time;
“Security-Based Compensation Arrangement” has the meaning ascribed in Section 613(b) of the TSX Company Manual, as amended, amended and restated or replaced from time to time and shall include:
(a)stock option plans for the benefit of employees, insiders, service providers, or any one of such groups;
(b)individual stock options granted to employees, service providers, or insiders if not granted pursuant to a plan previously approved by the Corporation’s security holders;
(c)stock purchase plans where the Corporation provides financial assistance or where the Corporation matches the whole or a portion of the securities being purchased;
(d)stock appreciation rights involving issuances of securities from treasury;

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(e)any other compensation or incentive mechanism involving the issuance or potential issuances of securities of the Corporation; and
(f)security purchases from treasury by an employee, insider, or service provider which is financially assisted by the Corporation by any means whatsoever;
“Service Agreement” means any written agreement between a Participant and the Corporation or any subsidiary (as applicable), in connection with that Participant’s employment as an officer or employee or the termination of such employment, as amended, replaced or restated from time to time;
“Shares” mean Class A common shares of the Corporation;
“subsidiary” means a “subsidiary” determined in accordance with National Instrument 45-106 – Prospectus Exemptions of the Canadian Securities Administrators, that has been designated by the Corporation as a subsidiary whose officers or employees shall be eligible to participate in the Plan;
“Termination Date” means the later of (a) the last day of any statutory minimum notice period applicable to the Participant in connection with the Participant’s termination of employment with the Corporation or any of its subsidiaries pursuant to applicable employment standards legislation, and (b) the Participant’s last day of Active Employment by the Corporation or any subsidiary for any reason whatsoever, but in any case (i) regardless of whether the Participant’s employment is terminated with or without cause, through actions or events constituting constructive dismissal, lawfully or unlawfully, with or without any adequate reasonable notice, or with or without any adequate compensation in lieu of such reasonable notice, and without regard to whether the Participant continues thereafter to receive any compensatory payments or other amounts from the Corporation or any subsidiary and (ii) except as may be required by minimum requirements of applicable employment standards legislation, does not include any severance period or notice period to which the Participant might then be entitled or any period of salary continuance or deemed employment or other damages paid or payable to the Participant in respect of his or her termination of employment, and, in the case of both subsections (i) and (ii), whether pursuant to any applicable statute, contract, civil law, the common law or otherwise; and
“Treasury Purchase” has the meaning ascribed in Section 5.6(b).
2.2Headings. The headings of all articles, sections, and paragraphs in the Plan are inserted for convenience of reference only and shall not affect the construction or interpretation of the Plan.
2.3Context; Construction. Whenever the singular or masculine are used in the Plan, the same shall be construed as being the plural or feminine or neuter or vice versa where the context so requires.
2.4Statutes. Any reference to a statute, regulation, rule, instrument, or policy statement shall refer to such statute, regulation, rule, instrument, or policy statement as the same may be amended, replaced or re-enacted from time to time.
2.5Canadian Funds. Unless otherwise specifically provided, all references to dollar amounts in the Plan are references to lawful money of Canada. Any amounts paid under the Plan shall be paid in Canadian dollars.
2.6Addendum. The following addendum is attached to, forms part of, and shall be deemed to be incorporated in, the Plan:

Addendum	Title
Addendum A	Special Provisions Applicable to US Taxpayers

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3.ADMINISTRATION OF THE PLAN
3.1The Plan shall be administered by the Board.
3.2The Board shall have the power, where consistent with the general purpose and intent of the Plan and subject to the specific provisions of the Plan:
(a)to establish policies and to adopt rules and regulations for carrying out the purposes, provisions and administration of the Plan and to amend or revoke such policies, rules and regulations;
(b)to interpret and construe the Plan and to determine all questions arising out of the Plan and any Plan Shares, and any such interpretation, construction or determination made by the Board shall be final, binding and conclusive for all purposes;
(c)to determine the vesting criteria, holding requirements or other restrictions applicable to Plan Shares, if any, subject to the requirements of applicable securities laws and regulatory requirements;
(d)to prescribe the form of the instruments relating to purchases of Plan Shares and all ancillary documents and instruments related to the Plan and Plan Shares (which, for the avoidance of doubt, shall include the payroll deduction authorization form); and
(e)subject to Section 9, to make all other determinations under, and such interpretations of, and to take all such other steps and actions in connection with the proper administration of the Plan as it, in its sole discretion, may deem necessary or advisable.
The Board’s guidelines, rules, regulation, interpretations and determinations shall be conclusive and binding upon the Corporation and all other Persons.
3.3Delegation. The Board may delegate to any director, officer or employee of the Corporation, including but not limited to a Committee of the Board, such of the Board’s duties and powers relating to the Plan as the Board may see fit, subject to applicable law.
3.4Use of Administrative Agent. The Board may in its sole discretion appoint from time to time one or more entities to act as administrative agent to administer the Plan and to act as trustee to hold and administer Plan Shares and the assets that may be held in respect of the Plan, the whole in accordance with the terms and conditions determined by the Board in its sole discretion.
3.5Limitation of Liability and Indemnification. No member of the Board or a Committee of the Board will be liable for any action or determination taken or made in good faith with respect to the Plan or any Plan Shares and each such member shall be entitled to indemnification by the Corporation with respect to any such action or determination in the manner provided for by the Board or a Committee of the Board.
4.SHARES SUBJECT TO THE PLAN AND INSIDER PARTICIPATION LIMITS
4.1Shares Subject to the Plan. Subject to adjustment under the provisions of Section 7, the aggregate number of Plan Shares to be reserved and set aside for issue from treasury under the Plan shall not exceed 0.8% of the Shares issued and outstanding from time to time on a non-diluted basis, provided that the aggregate number of Shares issued from treasury pursuant to this Plan, together with all other established Security-Based Compensation Arrangements of the Corporation (other than any securities issued pursuant to Section 613(c) (Employment Inducements) of the TSX Company Manual), shall not exceed 4% of the issued and outstanding Shares at the time the Shares are available (on a non-diluted basis).

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4.2Shares Available for Future Grants. Any Plan Shares issued or delivered under the Plan which for any reason are forfeited or terminated or that are settled by Market Purchases and not Treasury Purchases shall again be available for future awards of Plan Shares under the Plan.
4.3Insider Participation Limits. The Plan, when combined with all of the Corporation’s other established Security-Based Compensation Arrangements, shall not result at any time in:
(a)a number of Shares issued to Insiders within a one-year period exceeding 5% of the issued and outstanding Shares; and
(b)the number of Shares issuable to Insiders at any time exceeding 5% of the issued and outstanding Shares.
5.SHARE PURCHASES
5.1Eligibility. Any Eligible Person as of the first day of a Purchase Period may become a Participant upon enrolment in the Plan in accordance with Section 5.2. Each Eligible Person who ceases to be a Participant and who later becomes a Participant shall be treated as a new Participant for eligibility purposes under the Plan.
5.2Enrolment. To enroll in the Plan, an Eligible Person shall execute and deliver to the Benefits Representative a payroll deduction authorization form, substantially in the form of Schedule A hereto or such other form(s) as prescribed by the Corporation or the Benefits Representative from time to time. Such authorization must specify the Participant’s Payroll Deduction Rate selected by the Eligible Person and such other information as is required by the Benefits Representative. Upon receipt by the Benefits Representative, the payroll deduction authorization form shall authorize the Corporation or subsidiary (as applicable) to deduct from the Participant’s Base Salary and credit to the Participant’s ESPP Account the Participant’s Contribution authorized by such form.
5.3Participant’s Contributions.
(a)Participant’s Contributions by Payroll Deductions. Beginning on the first day of the payroll period in the Purchase Period that next commences after the Participant has delivered his or her payroll deduction authorization form in accordance with Section 5.2, the Corporation or subsidiary (as applicable) shall deduct the Participant’s Payroll Deduction Rate from each payment of the Participant’s Base Salary and shall credit such amount to the Participant’s ESPP Account. The Corporation shall have no obligation to pay interest on the Participant’s Contributions or to hold such amounts in a trust or in any segregated account.
(b)No Other Participant’s Contributions Permitted. A Participant may not make any separate cash payment other than the Participant’s Contributions into the Participant’s ESPP Account.
(c)Continuing Effect of Payroll Deduction Authorization. The deduction and crediting of a Participant’s Contributions for a Participant will start on the first day of the payroll period in the Purchase Period that next commences after the Participant has delivered his or her payroll deduction authorization form in accordance with Section 5.2, and shall continue until the first day of the payroll period in the Purchase Period that next commences after the date on which the Participant (i) elects to increase, decrease, suspend, terminate or resume such deductions and credits pursuant to Section 5.3(d), or (ii) ceases to qualify as an Eligible Person, and, in each case, subject to Section 5.9.
(d)Changes in Participant’s Contributions. A Participant may increase, decrease, suspend, terminate or resume his or her Participant’s Contributions under the Plan by giving written notice to the Benefits Representative at such time and in such form as the Corporation or Benefits Representative may prescribe from time to time. Such increase, decrease, suspension, termination or resumption will be effective as of the first day of the payroll period in the Purchase Period that next follows receipt by the Benefits Representative of the

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Participant’s written notice or such other later date as is administratively practicable. A Participant shall be entitled to increase, decrease, suspend, terminate or resume his or her Participant’s Contributions no more than two times per calendar year, or three times per calendar year for employees returning from a leave of absence.
(e)Blackout Periods. Notwithstanding any other provision of the Plan, if a Blackout Period is in effect, (i) an Eligible Person subject to the Blackout Period may not enroll in the Plan until after the end of the Blackout Period, and (ii) a Participant subject to the Blackout Period may not increase, decrease, suspend, terminate or resume his or her Participant’s Contributions until after the end of the Blackout Period.
5.4Employer’s Contributions. Each Employer’s Contribution shall be credited to each Participant’s ESPP Account at the same time as the Participant’s Contribution to which the Employer’s Contribution relates.
5.5ESPP Account. A separate notional account shall be maintained for each Participant with respect to the Participant’s Contributions, the Employer’s Contributions and Plan Shares issued or delivered to the Participant (an “ESPP Account”) in accordance with Section 11.2. Plan Shares issued or delivered to the Participant from time to time pursuant to Section 5 shall be credited to the Participant’s ESPP Account and are required to be held by the Participant in accordance with Section 5.7. On any forfeiture or termination of the Plan Shares pursuant to the terms of the Plan, the Plan Shares credited to the Participant’s ESPP Account will be cancelled and, subject to minimum requirements of applicable employment standards legislation, no amount shall be payable to the Participant in respect thereof as compensation, damages or otherwise, including on account of severance, payment in lieu of notice or damages for wrongful dismissal. Interest shall not accrue on cash held in the ESPP Account.
5.6Purchase of Plan Shares.
(a)Purchase of Plan Shares on Purchase Date. On the Purchase Date, the Administrator shall aggregate the Participant’s Contributions, Employer’s Contributions and Dividend Equivalents awarded in respect of Plan Shares held in each Participant’s ESPP Account and shall use such amounts to acquire Plan Shares for such Participant by way of a Treasury Purchase or a Market Purchase in accordance with this Section 5.6, provided that, in no event shall the number of Plan Shares acquired by any one Participant in any calendar year exceed thirty thousand (30,000) (or such other maximum number of Plan Shares as determined from time to time by the Corporation).
(b)Source of Plan Shares. Plan Shares acquired by the Administrator under the Plan will, at the sole option of the Corporation, either be Shares issued from the treasury of the Corporation (a “Treasury Purchase”) or Shares acquired on the open market through the facilities of the Toronto Stock Exchange or the New York Stock Exchange (in each instance, a “Market Purchase”). Any Shares issued pursuant to a Treasury Purchase will be fully paid and non-assessable Shares.
(c)Price of Market Purchase Shares. The price of Shares acquired through a Market Purchase will be 100% of the average purchase price of the Shares purchased by the Administrator on behalf of the Participants through the facilities of the Toronto Stock Exchange or the New York Stock Exchange, as applicable, on the date that such Shares were acquired by the Administrator pursuant to a Market Purchase. Neither the Corporation nor the Benefits Representative will exercise any direct or indirect control over the price paid for Shares acquired under the Plan. The Administrator will control the time, amount and manner of the purchases of any Shares acquired through a Market Purchase.
(d)Price of Treasury Purchase Shares. The price of Shares acquired through a Treasury Purchase will be a price per Share equal to 100% of the Market Price on the date such Shares are issued.

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(e)Fractional Shares. No fractional Shares shall be purchased under the Plan. All fractions will be rounded up to the nearest whole Share.
(f)Direct Registration System. Participants’ Plan Shares shall be registered with the transfer agent’s direct registration system, without having a physical security certificate issued as evidence of ownership.
(g)Fees and Commissions. The Corporation shall be responsible for all fees and commissions in relation to a purchase of Plan Shares pursuant to the Plan.
5.7Holding Period. Plan Shares purchased with Employer’s Contributions, including Shares acquired on account of Dividend Equivalents awarded in respect of such Shares, may be sold or withdrawn from the Participant’s ESPP Account following a six (6) month period commencing on the date such Shares are acquired (the “Holding Period”). For greater certainty, Plan Shares purchased with Participant’s Contributions, including Shares acquired on account of Dividend Equivalents awarded in respect of such Shares, may be sold or withdrawn from the Participant’s ESPP Account on the date such Shares are acquired in accordance with the terms of the Plan. Unless otherwise determined by the Board in accordance with the provisions hereof, or unless otherwise specified in the Participant’s Service Agreement, Plan Shares acquired under the Plan and Shares acquired on account of Dividend Equivalents awarded in respect of such Plan Shares, shall vest immediately.
5.8Sales and Withdrawals of Plan Shares from ESPP Account.
(a)Shares. Subject to compliance with applicable laws, any restrictions as may be prescribed by the Board and the Holding Period, Participants are entitled to sell or withdraw some or all Plan Shares held in their ESPP Account twice per calendar year.
(b)Sale/Withdrawal Requests. Plan Shares may be sold or withdrawn by the Participant by delivering to the Administrator a notice of sale or withdrawal, in the form and in the manner required by the Administrator from time to time, specifying the number of Plan Shares with respect to which the notice of sale or withdrawal is being delivered. Such Plan Shares will be sold on the Toronto Stock Exchange and/or New York Stock Exchange, as determined by the Administrator, as soon as is administratively practical after receipt of the request. The sale price for such Plan Shares shall be the prevailing market price of the Shares at the time of such sale.
(c)Administrative Fees and Commissions. Participants shall be responsible for all fees and commissions in relation to the sale or withdrawal of their Plan Shares, whether the sale or withdrawal was carried out by the Participant or by the Corporation or the Administrator upon the Participant’s request.
5.9Termination of Employment. Unless otherwise determined by the Board, or unless otherwise provided in the Participant’s Service Agreement, if a Participant’s employment terminates in any of the following circumstances, then notwithstanding the Holding Period in Section 5.7, Plan Shares and any accumulated cash in the Participant’s ESPP Account shall be treated in the manner set forth below:

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Reason for Termination	Treatment of Plan Shares
Death
The Participant’s Personal Representative may elect to withdraw or sell all the Plan Shares credited to the Participant’s ESPP Account as of the date of death, by making an election in the form and in the manner prescribed by the Administrator from time to time. In the event that no such written notice of election is received by the Administrator within 30 days of the Participant’s date of death, the Participant’s Personal Representative (or such other designated person) will automatically be deemed to have elected to sell the balance of Plan Shares in accordance with Section 5.8(b) as of the 31st day following the date of death. Thereafter, any accumulated cash credited to the Participant’s ESPP Account as of the date of death will be delivered to, or on behalf of, the Participant as soon as administratively practicable.

Termination for any reason other than death, including a Termination for Cause, Termination without Cause, Retirement and Resignation
The Participant may elect to withdraw or sell all the Plan Shares credited to the Participant’s ESPP Account as of the Termination Date, by making an election in the form and in the manner prescribed by the Administrator from time to time. In the event that no such written notice of election is received by the Administrator within 30 days of the Termination Date, the Participant will automatically be deemed to have elected to sell the balance of the Plan Shares in accordance with Section 5.8(b) as of the 31st day following the Termination Date. Thereafter, any accumulated cash credited to the Participant’s ESPP Account as of the Termination Date will be delivered to, or on behalf of, the Participant as soon as administratively practicable.

6.NON-ASSIGNABILITY AND NON-TRANSFERABILITY OF SHARES
Any Plan Shares or other entitlements pursuant to the Plan are personal to the Participant and may not be assigned, transferred, charged, pledged or otherwise alienated, other than to a Participant’s Permitted Assigns or Personal Representatives.
7.ADJUSTMENTS
7.1The number and kind of securities subject to the Plan shall be adjusted in the event of a reorganization, recapitalization, stock split or redivision, reduction, stock dividend, combination of shares, merger, consolidation, rights offering or any other change in the corporate structure or shares of the Corporation, in such manner, if any, and at such time, as the Board, in its sole discretion, may determine to be equitable in the circumstances. Failure of the Board to provide for an adjustment shall be conclusive evidence that the Board has determined that it is equitable to make no adjustment in the circumstances. If an adjustment results in a fractional share, the fraction shall be disregarded and no amount shall be payable to the Participant in respect thereof as compensation, damages or otherwise.
7.2If at any time the Corporation grants to its shareholders the right to subscribe for and purchase pro rata additional securities of any other corporation or entity, there shall be no adjustments made to the Shares or other securities subject to the Plan in consequence thereof and the Shares subject to the Plan shall remain unaffected.
7.3The adjustments provided for in this Section 7 shall be cumulative.
7.4On the happening of each and every of the foregoing events, the applicable provisions of the Plan shall be deemed to be amended accordingly and the Board shall take all necessary action so as to make all necessary adjustments in the number and kind of securities subject to the Plan.
8.PRIORITY OF AGREEMENTS
8.1Priority of Agreements. In the event of any inconsistency or conflict between the provisions of the Plan and a Participant’s Service Agreement, the provisions of the Participant’s Service Agreement shall

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prevail with respect to such Participant unless the terms of the Participant’s Service Agreement would either (i) cause a violation of US Code 409A in respect of a Participant that is a US Taxpayer (as defined in the Addendum), or (ii) cause the Plan to be a “salary deferral arrangement” as defined in the Income Tax Act (Canada) in respect of a Participant that is a Canadian Taxpayer, in which case the terms of the Plan shall prevail.
8.2Termination Provisions in Service Agreements. In the event that a Participant’s Service Agreement contains provisions respecting the forfeiture and termination of such Plan Shares, the forfeiture and termination of such Plan Shares shall be governed by the terms and conditions of the Participant’s Service Agreement with respect to such Participant.
9.AMENDMENT, SUSPENSION OR TERMINATION OF PLAN
9.1Discretion to Amend the Plan. Subject to Section 9.3, the Board may amend the Plan or Plan Shares at any time, provided, however, that no such amendment may materially and adversely affect any Plan Shares previously issued or delivered to a Participant without the consent of the Participant, except to the extent required by applicable law or the rules of the Toronto Stock Exchange. Any amendment under this Section 9 shall be subject to all necessary regulatory approvals. Without limiting the generality of the foregoing, the Board may make certain amendments to the Plan or Plan Shares without obtaining the approval of the shareholders of the Corporation including, but not limited to amendments which are intended to:
(a)ensure compliance with applicable laws, regulations or policies, including, but not limited to the rules and policies of any stock exchange on which the Shares are listed for trading;
(b)provide additional protection to shareholders of the Corporation;
(c)remove any conflicts or other inconsistencies which may exist between any terms of the Plan and any provisions of any applicable laws, regulations or policies, including, but not limited to the rules or policies of any stock exchange on which the Shares are listed for trading;
(d)cure or correct any typographical error, ambiguity, defective or inconsistent provision, clerical omission, mistake or manifest error;
(e)facilitate the administration of the Plan;
(f)amend the definitions of the terms used in the Plan, the dates on which Participants may become eligible to participate in the Plan, the minimum and maximum permitted Payroll Deduction Rate, the amount of Participant’s Contributions and the procedures for making, changing, processing, holding and using such contributions, vesting, the rights of holders of Shares, the rights to sell or withdraw Plan Shares, including any holding period, and cash credited to a Participant’s ESPP Account and the procedures for doing the same, the interest payable on cash credited to a Participant’s ESPP Account, the transferability of Plan Shares, contributions or rights under the Plan, the adjustments to be made in the event of certain transactions, Plan expenses, restrictions on corporate action, or use of funds; or
(g)make any other change that is not expected to materially adversely affect the interests of the shareholders of the Corporation.
9.2Amendments Requiring Shareholder Approval. Notwithstanding Section 9.1, no amendments to the Plan or Plan Shares to:
(a)extend the date on which Plan Shares will be forfeited or terminated in accordance with their terms;

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(b)increase the fixed maximum percentage of Shares reserved for issuance under the Plan (including a change from a fixed maximum percentage of Shares to a fixed maximum number of Shares), other than pursuant to Section 7;
(c)revise the definition of Market Price or the method for determining the purchase price of Shares set out in Section 5.6 that would result in a decrease in the purchase price of such Shares for the benefit of an Insider;
(d)remove or to exceed the insider participation limits set out in Section 4.3;
(e)revise Section 6 to permit Plan Shares purchased under the Plan to be transferable or assignable other than for estate settlement purposes;
(f)amend the definition of “Eligible Person” to permit the introduction or reintroduction of non-executive directors on a discretionary basis;
(g)revise the definition of “Employer’s Contribution” that would result in an increase to the employer matching contribution amount;
(h)revise the Plan to provide a purchase price discount on Plan Shares; or
(i)delete or reduce the range of amendments which require approval by the shareholders of the Corporation under this Section 9.2, shall be made without obtaining approval of the shareholders of the Corporation in accordance with the requirements of the Toronto Stock Exchange.
9.3Amendment, Suspension or Discontinuance. No amendment, suspension or discontinuance of the Plan or of any Shares purchased under the Plan may contravene the requirements of the Toronto Stock Exchange or any securities commission or other regulatory body to which the Plan or the Corporation is now or may hereafter be subject to. Termination of the Plan shall not affect the ability of the Board to exercise the powers granted to it hereunder with respect to Shares purchased under the Plan prior to the date of such termination.
9.4Tax Provisions. Notwithstanding the foregoing, no amendment to the Plan shall cause the Plan or Shares purchased by a Canadian Taxpayer hereunder to be made without the consent of such Canadian Taxpayer if the result of such amendment would be to cause the Shares to be a “salary deferral arrangement” under the Income Tax Act (Canada).
10.DIVIDEND EQUIVALENTS
Dividend Equivalents shall be credited to a Participant’s ESPP Account as follows:
(a)any cash dividends or distributions credited to the Participant’s ESPP Account shall be deemed to have been invested in additional Shares on the payment date established for the related dividend or distribution in an amount equal to the greatest whole number which may be obtained by dividing (i) the value of such dividend or distribution on the payment date by (ii) the Market Price of one Share on the dividend payment date, and such additional Shares shall be subject to the same terms and conditions as are applicable in respect of the Shares with respect to which such dividends or distributions were payable; and
(b)if any such dividends or distributions are paid in Shares or other securities, such Shares and other securities shall be subject to the same Holding Period and the same vesting and other restrictions (if applicable) as apply to the Shares with respect to which they were paid.
No Dividend Equivalent will be credited to or paid on Shares that have been forfeited or terminated.

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11.MISCELLANEOUS
11.1Employment. Nothing contained in the Plan shall confer upon any Participant any right with respect to employment or continued employment or interfere in any way with the right of the Corporation or any subsidiary to terminate such employment at any time and for any reason. The Participant’s rights, if any, to continue to serve as an officer, employee, or otherwise of the Corporation or any subsidiary, shall not be enlarged or otherwise affected by his or her designation as a Participant under the Plan. Nothing in the Plan may be construed to provide any Participant with any rights whatsoever to compensation or damages in lieu of notice or continued participation in, or entitlements under, the Plan as a consequence of a Participant’s termination of employment (regardless of the reason for the termination and the party causing the termination, including a termination without cause). Participation in the Plan by an Eligible Person is voluntary. The amount of any compensation deemed to be received by a Participant as a result of participating in the Plan will not constitute compensation with respect to which any other employee benefits of that Participant are determined including, without limitation, benefits under any bonus, pension, profit-sharing, termination, severance or salary continuance plan, except as otherwise specifically determined by the Corporation in writing.
11.2Record Keeping. The Corporation shall maintain appropriate registers in which shall be recorded all pertinent information with respect to the Plan. Such registers shall include, as appropriate:
(a)the name and address of each Participant;
(b)the amount of Participant’s Contributions and Employer’s Contributions;
(c)the number of Plan Shares credited to each Participant’s ESPP Account;
(d)any and all adjustments made to Plan Shares recorded in each Participant’s ESPP Account; and
(e)such other information which the Corporation considers appropriate to record in such registers.
11.3Income Taxes. An Eligible Person shall be required to pay to the Corporation, and the Corporation shall have the right and is hereby authorized to withhold from any payment otherwise payable to such Eligible Person, the amounts required by any taxing authority to be withheld for taxes, source deductions or other amounts of any kind as a consequence of such participation in the Plan or the purchase of any Plan Shares pursuant to the Plan.
11.4No Representation or Warranty. The Corporation makes no representation or warranty as to the future market value of any Plan Shares purchased pursuant to the Plan.
12.GOVERNING LAW & COMPLIANCE WITH APPLICABLE LAWS
The Plan shall be construed in accordance with and be governed by the laws of Ontario and shall be deemed to have been made therein. If any provision of the Plan contravenes any law or any order, policy, by-law, rule or regulation of any regulatory body or stock exchange having jurisdiction or authority over the securities of the Corporation or the Plan, then such provision may in the sole discretion of the Board be amended to the extent considered necessary or desirable to bring such provision into compliance therewith. The Corporation is not obligated to issue any Shares or other securities, make any payments or take any other action if, in the opinion of the Board, in its sole discretion, such action would constitute a violation by a Participant, the Corporation or any of its affiliates of any provision of any applicable statutory or regulatory enactment of any government or government agency.
13.REGULATORY APPROVAL
The Plan shall be subject to the approval of any relevant regulatory authority whose approval is required. Any Plan Shares purchased prior to such approval and acceptance shall be conditional upon such approval and acceptance being given.

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14.EFFECTIVE DATE OF THE PLAN
The Amended and Restated Employee Share Purchase Plan of AuRico Gold Inc., dated April 9, 2014 (the “2014 ESPP”), replaced the Employee Share Purchase Plan of AuRico Gold Inc. dated July 1, 2009, and the 2014 ESPP was further amended and restated on May 7, 2015, July 30, 2015, March 21, 2019, March 31, 2022 and February 18, 2025. This Plan, as amended and restated on February 18, 2025, shall be effective as of February 18, 2025 and shall apply to all Plan Shares issued or acquired in respect of the payroll periods beginning on or after February 18, 2025. Plan Shares acquired in respect of payroll periods ending prior to February 18, 2025 shall be governed by the terms of the Plan in effect prior to February 18, 2025.

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ADDENDUM A – SPECIAL PROVISIONS APPLICABLE TO US TAXPAYERS
This Addendum sets forth special provisions of the Plan that apply to US Taxpayers (as defined below) and forms part of the Plan. All capitalized terms, to the extent not otherwise defined herein, shall have the meanings set forth in the Plan.
1.DEFINITIONS
1.1For the purposes of this Addendum:
“Company Affiliate” means any person, firm or entity with whom the Corporation would be considered a single employer under Section 414(b) or 414(c) of the US Code;
“Specified Employee” means a US Taxpayer who meets the definition of “specified employee,” as defined in Section 409A(a)(2)(B)(i) of the US Code;
“Termination of Employment” and terms of like import shall mean, with respect to a US Taxpayer, a termination of his or her service with the Corporation and any Company Affiliate, whether as an employee or otherwise, which constitutes a “separation from service” within the meaning of and for purposes of United States Treasury Regulation Section 1.409A-1(h);
“US Code” means the United States Internal Revenue Code of 1986, as amended, and any applicable United States Treasury Regulations and other regulatory guidance thereunder;
“US Code Section 409A” means Section 409A of the US Code and the regulations and other guidance promulgated thereunder;
“US Code Section 409A Award” means an Award that is “nonqualified deferred compensation” within the meaning of US Code Section 409A; and
“US Taxpayer” means a Participant who is a citizen or resident of the United States for purposes of the US Code, or whose Awards under the Plan are subject, or would be subject, to taxation under the US Code; provided that a Participant shall be treated as a US Taxpayer solely with respect to those affected Awards.
2.SETTLEMENT OF ESPP ACCOUNTS
2.1Termination of Employment. Notwithstanding any provision of the Plan to the contrary, including, without limitation, Sections 5.8 and 5.9, if a US Taxpayer’s employment terminates and if, pursuant to Section 5.8, settlement of part or all of such US Taxpayer’s ESPP Account is deferred subject to satisfaction of any applicable Holding Period, such ESPP Account will in all events be settled, and any cash or Shares credited to such ESPP Account will in all events be distributed, by the next settlement date specified in Section 5.8 or, if earlier, by March 15 of the year immediately following the year in which such cash and/or Shares are no longer subject to a substantial risk of forfeiture for purposes of US Code Section 409A.
2.2US Code Section 409A. Notwithstanding any provision of the Plan arguably to the contrary, all amounts of cash and all Shares attributable to the Employer’s Contribution(s) on behalf of a US Taxpayer shall be paid, distributed or otherwise made available to him or her by March 15 of the year immediately following the year in which such amounts and/or Shares are no longer subject to a substantial risk of forfeiture for purposes of US Code Section 409A. It is intended that a US Taxpayer’s interest under the Plan qualify as a short-term deferral that is exempt from US Code Section 409A. The provisions of the Plan and this Addendum shall be construed and administered accordingly.
3.TAXES
3.1Payment of Taxes. Each US Taxpayer is solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on or for the account of such US Taxpayer in connection with the

2025 Management Information Circular	142 | ALAMOS GOLD INC.

Plan or any other plan maintained by the Corporation (including any taxes and penalties under US Code Section 409A), and neither the Corporation nor any subsidiary or affiliate of the Corporation shall have any obligation to indemnify or otherwise hold such US Taxpayer (or any other Person) harmless from any or all of such taxes or penalties.
3.2Tax Withholding. A US Taxpayer shall be required to pay to the Corporation or any applicable subsidiary or affiliate thereof, and the Corporation and any such subsidiary or affiliate shall have the right and is hereby authorized to withhold, from any cash or other compensation payable under the Plan, or from any other compensation or amounts owing to the US Taxpayer, the amount of any required withholding taxes in respect of amounts paid under the Plan and to take such other action as may be necessary in the opinion of the Corporation to satisfy all obligations for the payment of such withholding taxes.
4.MISCELLANEOUS
4.1Amendments. Notwithstanding the provisions of Section 9 of the Plan, no amendment in respect of a US Taxpayer’s ESPP Account or the distribution or other settlement of such Account shall be effective as to such US Taxpayer without his or her consent if the result of such amendment would be to cause the US Taxpayer’s interest in the Plan to violate the requirements of US Code Section 409A.
4.2US Code Section 409A Awards. If, notwithstanding the express intent of the Corporation to the contrary, a US Taxpayer’s interest in the Plan is determined to constitute “nonqualified deferred compensation” subject to US Code Section 409A, the distribution or other settlement of the US Taxpayer’s ESPP Account shall be subject to such additional rules and requirements as specified by the Board from time to time in order to comply with US Code Section 409A. In this regard, if any amount under a US Code Section 409A Award is payable upon a Termination of Employment to a US Taxpayer who is considered a Specified Employee, then no such payment shall be made prior to the date that is the earlier of (i) six (6) months and one (1) day after the Participant’s date of Separation From Service, or (ii) the Participant’s death, but only to the extent such delay is necessary to prevent such payment from being subject to interest, penalties and/or additional tax imposed pursuant to US Code Section 409A. For avoidance of doubt, any payments delayed pursuant to the immediately preceding sentence shall be paid in a lump sum on the first regular payroll date following the expiration of the delay period, and any remaining payments shall be made thereafter on their originally scheduled payment dates.
If any provision of the Plan, this Addendum or any other document referenced in the Plan contravenes US Code Section 409A or could cause a US Taxpayer to incur any tax, interest or penalties under US Code Section 409A, the Board may, in its sole discretion and without the affected US Taxpayer’s consent, modify such provision to: (i) comply with, or avoid being subject to, US Code Section 409A, or to avoid incurring taxes, interest and penalties under US Code Section 409A; and/or (ii) maintain, to the maximum extent practicable, the original intent and economic benefit to the affected US Taxpayer of the applicable provision without materially increasing the cost to the Corporation or contravening US Code Section 409A. However, the Corporation shall have no obligation to modify the Plan, this Addendum or any other document and does not guarantee that US Taxpayer’s interests in the Plan will not be subject to taxes, interest and penalties under US Code Section 409A.
The acceleration or delay of the time or schedule of any vesting, settlement or payment of any US Taxpayer’s interest in the Plan that is subject to (or would make such interest subject to) US Code Section 409A is prohibited except as permitted under US Code Section 409A.
Notwithstanding anything herein to the contrary, neither the Corporation nor any of its subsidiaries or affiliates shall have any liability to any Participant or to any other Person if the Plan, this Addendum or any document referenced in the Plan (or any payment or benefit provided under the Plan) that is intended to be exempt from or compliant with US Code Section 409A is not so exempt or compliant.
4.3Priority. Except as specifically provided in this Addendum, the provisions of the Plan and the Participant’s Award Agreement shall govern. For Participants who are US Taxpayers, in the event of any inconsistency or conflict between the provisions of (i) the Plan and/or a Participant’s Award Agreement, and (ii) this Addendum, the terms of this Addendum shall prevail.

2025 Management Information Circular	143 | ALAMOS GOLD INC.

SCHEDULE A – Payroll Deduction Authorization Form
ADMINISTERED FOR ALAMOS GOLD INC. BY SOLIUM CAPITAL

PERSONAL INFORMATION
Last Name		First Name	Middle Name(s)
Phone		Street Address
Cell		City
Fax		State/Province	Zip/Postal Code
SIN# or SSN#		Email Address
Employee #		Date of Employment
Date of Birth (mm/dd/yyyy)	/ /	Annual Base Salary (specify currency)
Work Site Office

CONTRIBUTION INFORMATION
Enter Annual Percentage of Annual Base Salary Deductions (%)
Percentage Revision #1 (if requested)	Employee Initials
Percentage Revision #2 (if requested)	Employee Initials

AUTHORIZATION
By signing below, I understand that there are risks associated with the purchase of the Shares and that the securities laws of Canada and the United States may impose certain restrictions on the resale of Shares. I hereby (i) irrevocably accept the terms and conditions of the Plan and hereby elect to participate in the Plan, and (ii) acknowledge that I have been advised by the Corporation to consult with my own legal, financial and tax advisors with respect to the enrolment in the Plan and the entitlement to receive Shares under the Plan and any disposition of shares received under the Plan. I further acknowledge that I am responsible for obtaining such legal, financial and tax advice as I consider appropriate, and I am not relying on the Corporation, or counsel to the Corporation in this regard. Furthermore, I authorize that the above-noted percentage of my annual base salary be deducted by the Corporation, from each pay period, until such time that I request otherwise or am no longer an eligible Participant in the Employee Share Purchase Plan.

Date (mm/dd/yyyy)	/ /	Employee Signature

2025 Management Information Circular	144 | ALAMOS GOLD INC.

SCHEDULE “D”

ALAMOS GOLD INC.
VIRTUAL AGSM USER GUIDE

USER GUIDE – VIRTUAL MEETING

To start

This year, the meeting will take place virtually. You will be able to participate online using your smartphone, tablet or computer.

You will be able to view a live webcast of the meeting, ask the board questions and submit your votes in real time.

You may also provide voting instructions before the meeting by completing the Form of Proxy or voting information form that has been provided to you.

Important Notice for Non-Registered Holders

Non-registered holders (being shareholders who hold their shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) who have not duly appointed themselves as proxy may attend as guests but will not be able to vote.

If you are a non-registered holder and wish to attend and participate at the meeting, you should carefully follow the instructions set out on your voting instruction form and in the management information circular relating to the meeting, in order to appoint and register yourself as proxy, otherwise you will be required to login as a guest.

To participate online

Make sure the browser on your device is compatible. You will need the latest version of Chrome, Safari, Edge, or Firefox. Internet Explorer is not supported.

Using your smartphone, tablet or computer, go to the following address:

Meeting Access

meetings.lumiconnect.com/400-993-732-693

You will need the following information to log in:

Meeting ID	Password
400-993-732-693	alamos2025

Registered Shareholders

The control number listed on your form of proxy.

Appointed Proxy

The control number or username provided by the transfer agent.

Caution

Internal network security protocols including firewalls and VPN connections may block access to the Lumi platform for your meeting. If you are experiencing any difficulty connecting or watching the meeting, ensure your VPN setting is disabled or use a computer on a network not restricted to security settings of your organization.

Registered Shareholders and Appointed Proxy

Select "I have a login".

Guests

Select "I am a guest" and fill in the form.

LUMI
I have a login
I am a guest

Registered Shareholders

Enter the control number listed on your form of proxy and the password above.

Appointed Proxy

Enter the control number or username provided by the transfer agent and the password above.

LUMI
Username *
Password *
Sign in

2025 Management Information Circular	145 | ALAMOS GOLD INC.

LUMI
BROADCAST
VOTE
QUESTIONS
DOCUMENTS

Once logged in, you will see the home page, where you can access the meeting information, documents and the broadcast.

To watch the meeting, press on the broadcast icon. On a computer, the broadcast will appear automatically at the right-side once the meeting has started.

LUMI

Voting

Once voting has opened, the voting tab will appear. The resolutions and voting choices will be displayed in that tab.

LUMI
Poll open
You have voted on 1 of 2 items
Resolution 1
For - Vote received
For
Against
Withhold
Cancel
Resolution 2
Select a choice to send
For
Against
Withhold
Cancel

To vote, select one of the voting options. Your choice will be highlighted.

A confirmation message will also appear to show your vote has been received.

The number of resolutions for which you have voted, or not yet voted, is displayed at the top of the screen.

You can change your votes until the end of the voting period by simply selecting another choice.

You will continue to hear the meeting proceedings. To return to the broadcast tab on mobile, tap on the broadcast button after having voted.

Questions

To ask a question, select the messaging tab. Type your question within the box at the top of the screen and click the send arrow.

Questions sent via the Lumi AGM online platform will be moderated before being sent to the Chair.

LUMI
Messaging
M. Smith
What is your outlook on the market in the coming fiscal year?

LUMI

2025 Management Information Circular	146 | ALAMOS GOLD INC.